Exhibit 99.56

2026 ANNUAL AND SPECIAL SHAREHOLDER MEETING

NOTICE AND MANAGEMENT INFORMATION CIRCULAR

May 6, 2026

LETTER TO SHAREHOLDERS

Dear Fellow Shareholder:

On behalf of the Torex Board of Directors, we are pleased to invite you to our Annual and Special Meeting of Shareholders taking place virtually on Wednesday June 17, 2026 at 10:00 am EDT. This Management Information Circular contains important information about how to attend the meeting virtually, ask questions and vote your shares on specific items of business noted within, either in advance or during the meeting. It also contains pertinent information about the Company’s performance in 2025 as well as our corporate governance practices and executive compensation program.

The year of 2025 was, in a word, transformational for Torex. The Company completed the Media Luna Project, and in so doing transitioned to become a gold, copper and silver producer. The ramp up of the new Media Luna mine has gone exceptionally well, with targeted mining and processing rates achieved well ahead of schedule. Continued robust production from our ELG underground mine, supported by a backdrop of high metal prices, resulted in a record annual all-in sustaining costs margin of 51% and record annual revenue of $1.3 billion. With a pivot back to free cash flow1 in mid-2025 culminating in record quarterly free cash flow1 generation in the fourth quarter, by the end of January 2026 the debt that was taken on to build Media Luna was fully repaid. This puts Torex in an exceptional financial position to leverage the strong cash flow capability of the Morelos asset in order to maximize continued long-term value generation, especially with a continued bullish outlook for the commodities we produce.

Amid all that was accomplished in the year, 2025 marked one of the Company’s safest years ever, exiting the year with an industry-leading lost-time injury frequency of 0.07 per million hours worked for both employees and contractors. As we look toward the future, we remain resolved to continue to set the bar on safety leadership and achieve the highest standards of safety performance in the mining industry, just as our shareholders and everyone at Torex have come to expect.

With the Morelos Complex now firmly set up as the Company’s flagship asset, in 2025 we set the foundation for our next phase of growth as we execute on our strategy to create a diversified, Americas-focused precious metals producer. In August, we completed the all-cash acquisition of Reyna Silver, which provides Torex with ownership of two exciting exploration properties in Chihuahua, Mexico (Batopilas and Guigui), as well as interests in two highly prospective properties in Nevada (Gryphon and Medicine Springs). Subsequently in October, the Company completed the share acquisition of Prime Mining, and in so doing acquired a 100% interest in the gold and silver Los Reyes project located in Sinaloa, Mexico. A Preliminary Economic Assessment for the project is currently near completion and a pre-feasibility study for the project is planned to begin in the coming months. The addition of these assets reflects our commitment to thoughtful, value-driven growth and to building a diverse portfolio and pipeline of assets through which we can replicate the success the Company has achieved well beyond Morelos.

As part of our disciplined growth and capital allocation strategy, we announced our inaugural return of capital program developed to maximize shareholder returns through all commodity cycles, consisting of a quarterly dividend of C$0.15 per Torex common share and discretionary share repurchases through the Company’s normal course issuer bid (“NCIB”). In 2025, we returned $44 million to our shareholders through our first dividend paid in December 2025 and the re-purchase of more than 825,000 shares at an average price of C$57 per share. In May 2026, we announced an enhanced return of capital program,

[1]	Free cash flow is a non-GAAP measure. See “Non-GAAP Financial Performance Measures” on page 94 in this Circular for more detailed information on these measures.

Torex Gold Resources Inc. | TSX: TXG

which is expected to return $350 million to shareholders in 2026 through a combination of share repurchases and dividends. The enhancements we have made in returning capital to our shareholders reflects our confidence in the underlying strength and free cash flow potential of the business without compromising our ability to execute on other key capital allocation priorities, especially within the current price environment for gold, silver, and copper.

With a record $77 million in drilling and exploration budgeted for 2026 and numerous targets in the pipeline, operations at Morelos delivering ahead of expectations, record free cash flow2 generation, and a solid return of capital program in place, Torex is well set up to embark on its next chapter of growth. In addition to continuing to unlock value from our new assets in Northern Mexico and Nevada, a key priority in 2026 is to deliver our Media Luna North project into production by the end of the year in order to sustain and enhance production through 2030 and beyond.

With the business firing on all cylinders, after eight years of dedicated service at Torex, the upcoming Annual and Special Meeting of Shareholders will mark the retirement of Jody Kuzenko as President and CEO of Torex. Jody has been an exceptional leader, and on behalf of the entire Board of Directors, I want to thank Jody for her tireless dedication to delivering superior shareholder value while building a culture where teamwork, discipline and a strong commitment to responsible mining is deeply embedded.

Jody leaves the business in very good hands. As part of the Company’s leadership succession plan, Andrew Snowden, who has served as CFO since 2021, will assume the role of President & CEO. Andrew has played a pivotal role in the Company’s success to date and the Board looks forward to continuing to work with him to seize the opportunities that lie ahead as Torex looks toward the future.

I am proud to be part of an exceptional Board of Directors, all of whom bring diverse perspectives and expertise. In May, we were pleased to welcome Jacques Perron to the Board, who, with more than forty years of experience in operational and technical roles in the mining sector, will add valued insight and perspective to the Board as we enter the next chapter for Torex.

Looking ahead, with an increasing focus on silver and copper, the name ‘Torex Gold Resources Inc.’ no longer accurately describes the Company. In order to symbolize the ‘next phase’ for Torex while building off the strength of the Torex brand, the Board has approved the re-naming and rebranding of the Company to ‘Torex Resources Inc.’ and will seek shareholder approval on this item at the upcoming meeting.

In closing, I want to thank you, our shareholders, for your ongoing support and investment in the future of Torex – your trust in us matters. I would also like to recognize the entire Torex team for the exceptional work completed in 2025 to set the foundation for growth in Mexico and beyond.

Richard A. Howes, Chair of the Board

May 2026

[2]	Free cash flow is a non-GAAP measure. See “Non-GAAP Financial Performance Measures” on page 94 in this Circular for more detailed information on these measures.

Torex Gold Resources Inc. | TSX: TXG

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

NOTICE OF ANNUAL MEETING TO SHAREHOLDERS	5
1 BUSINESS OF THE MEETING	8
1.1 Receive Financial Statements	8
1.2 Election of Directors	8
1.3 Re-appointment of the Auditor	9
1.4 Approval of Name Change	9
1.5 “Say on Pay” Advisory Vote	10
2 ATTENDANCE AND VOTING AT THE MEETING	11
3 SOLICITATION OF PROXIES	13
4 APPOINTMENT AND REVOCATION OF PROXIES	13
5 EXERCISE OF DISCRETION BY PROXIES	14
6 VOTING BY NON-REGISTERED SHAREHOLDERS	14
7 NOTICE-AND-ACCESS	16
8 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	17
9 INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	17
10 CORPORATE GOVERNANCE PRACTICES	17
10.1 Board and Governance Highlights	18
10.2 Board Composition and Independence	23
10.3 Interlocking Directorships	23
10.4 Roles of the Board Chair and President and CEO	23
10.5 Board Meetings	23
10.6 Meetings of Independent Directors	23
10.7 Board Succession	24
10.8 Diversity Policy	24
10.9 Executive Succession Planning	24
10.10 Strategic Planning	25
10.11 Oversight of Risks and Opportunities	26
10.12 Shareholder Feedback	26
10.13 Orientation and Continuing Education	27
10.14 Site Visits	27
10.15 Ethical Business Conduct	28
10.16 Board Mandate	28
10.17 Assessments	29
10.18 Director Term Limits and Retirement	29
10.19 Loans to Directors	30
10.20 Board Committees	30
11 INFORMATION ABOUT DIRECTOR NOMINEES	37
11.1 Director Nominee Profiles	37
11.2 Director Expertise	46
11.3 Corporate Cease Trade Orders	48
11.4 Bankruptcies and Other Proceedings	48
11.5 Penalties and Sanctions	48
11.6 Majority Voting for Directors	48
11.7 Advance Notice	49
12 STATEMENT OF EXECUTIVE AND DIRECTOR COMPENSATION	50
12.1 Report on Executive Compensation from the Compensation and Human Resources Committee	50
12.2 Compensation and Human Resources Committee Members Education and Experience	56
12.3 Compensation-Related Governance	56

Torex Gold Resources Inc. | TSX: TXG

(a) Risk Management Principles and Policies	56
(b) Clawback Policy	58
(c) Share Ownership Guidelines	59
(d) Anti-Hedging Policy	60
(e) Independent Advice/Executive Compensation-Related Fees	60
12.4 Compensation Discussion and Analysis (“CD&A”)	62
(a) Named Executive Officers	62
(b) NEO Pay and TSR Performance	67
(c) Oversight of the Executive Compensation Program	67
(d) Use of Market Data and Peer Group	68
(e) Elements of Torex’s Compensation Program	69
(f) Mix of Pay	70
(g) Summary of NEO Target Compensation Values	70
(h) 2025 Base Salaries	70
(i) Short-Term Incentive Plan	71
(j) Long-Term Incentive Plan	74
12.5 Summary and Other Compensation Tables	78
(a) Outstanding Share-Based Awards and Option-Based Awards	79
(b) Value Vested or Earned During the Year	79
12.6 Termination and Change of Control Benefits	80
12.7 Director Compensation	82
(a) Approach to Director Compensation	82
(b) Elements of the Director Pay Program	83
(c) Director Summary Compensation Table	84
(d) Outstanding Option-Based and Share-Based Awards and Value Vested During the Year	84
13 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	85
14 BURN RATE	86
15 COMPENSATION SECURITIES PLANS	86
15.1 Employee Share Unit Plan	86
15.2 Restricted Share Plan	91
15.3 Deferred Share Unit Plan (Cash Settled)	92
16 INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	93
17 INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	93
18 CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS	93
19 NON-GAAP FINANCIAL PERFORMANCE MEASURES	94
20 ADDITIONAL INFORMATION	96
21 DIRECTORS’ APPROVAL	95
SCHEDULE A – BOARD MANDATE	A-1

Torex Gold Resources Inc. | TSX: TXG

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

When

June 17, 2026, at 10:00 a.m. (EDT)

Where

Torex Gold Resources Inc. (the “Company”) will hold the 2026 annual and special meeting of shareholders (the “Meeting”) as a virtual meeting only, conducted via live audio webcast. Shareholders can access the Meeting by visiting https://meetnow.global/MYCMSCF.

The Meeting is for the following purposes:

•	to receive the audited financial statements of the Company for the year ended December 31, 2025 and the report of the auditor thereon;

•	to elect the Directors of the Company for the ensuing year;

•	to re-appoint KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the Directors to fix their remuneration;

•

to consider, and if deemed appropriate, to pass, with or without variation, a special resolution authorizing and approving an amendment to the articles of the Company to change the name of the Company to “Torex Resources Inc.”, or such other name as the Board of Directors of the Company, in its sole discretion, may approve, subject to regulatory approval;

•	to consider, and if deemed appropriate, pass, with or without variation, a non-binding advisory resolution on executive compensation; and

•	to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Receiving Materials for the Meeting

Again this year, the Company is using the “notice-and-access” procedure (“Notice-and-Access”) adopted by the Canadian Securities Administrators for delivery of the management information circular (the “Circular”) to all registered and non-registered shareholders by posting it to the website found at https://www.envisionreports.com/HGIQ2026. The use of this alternative means of delivery of the Circular is more environmentally friendly as it will reduce paper use and the Company’s carbon footprint, and it will also reduce the Company’s printing and mailing costs. Under Notice-and-Access, registered shareholders remain entitled to receive a form of proxy enabling the shareholder to vote at the Meeting (non-registered shareholders will receive a voting instruction form – See “Section 6 - Voting by Non-Registered Shareholders”). In addition, the Company has included with the form of proxy, a supplemental mailing list and consent for electronic delivery return card (collectively with the Circular, the “Meeting Materials”). The Meeting Materials will also be available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com. The Company pays the cost of delivery of proxy materials for all registered and non-registered shareholders.

Shareholders may request copies of the Meeting Materials at no cost by calling toll-free at 1-866-962-0498; or, if outside of North America, by calling 514-982-8716, up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the Company at 647-260-1500.

If you would like more information about the Notice-and-Access rules, please contact Computershare Investor Services Inc., the Company’s registrar and transfer agent, toll-free at 1-866-964-0492.

Torex Gold Resources Inc. | TSX: TXG

For shareholders who requested a copy of the Company’s audited financial statements, they were mailed directly in March 2026. For those shareholders who did not request to receive a copy of the Company’s audited financial statements, a copy is available upon request to the Company and can also be found on the Company’s website at www.torexgold.com and on SEDAR+ at www.sedarplus.ca.

Your Vote is Important

As mentioned above, the Company is conducting an online only shareholders’ meeting, with no in-person attendance. It is important to note that a significant percentage of the Company’s common shares are voted in advance of the Company’s shareholder meetings by proxy; the average percentage of the common shares voted in advance over the last ten years is approximately 75%. The Company believes hosting the Meeting virtually increases shareholder attendance from different geographic locations and encourages more active shareholder engagement and participation at the Meeting. Shareholders will be able to listen to the Meeting live, submit questions and submit their vote while the Meeting is being held. Please note that Non-Registered Shareholders (as defined below) are required to take additional steps in order to participate, vote, or submit questions during the Meeting’s live webcast. In addition to the instructions set out in the Circular, you may also refer to the user guide titled “How to Participate in the Meeting Online” included with the Circular.

Registered Shareholders (as defined in this Circular under the heading “Section 2 - Attendance and Voting at the Meeting”) and duly appointed proxyholders can attend the Meeting online at https://meetnow.global/MYCMSCF where they can participate, vote, or submit questions during the Meeting’s live webcast.

If you are a Registered Shareholder, you will need to enter the 15-digit control number (the “Control Number”) as your username. The Control Number is located on your form of proxy or in the email notification you received in order to access the Meeting. If you wish to appoint a proxyholder to represent you at the Meeting, please see “Section 2 - Attendance and Voting at the Meeting” for instructions.

Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. In order to participate, vote, or submit questions during the Meeting’s live webcast, a Non-Registered Shareholder will need to appoint themselves as a proxyholder. See “Section 6 - Voting by Non-Registered Shareholders” in the Circular for information on how a Non-Registered Shareholder may make arrangements to be duly appointed as a proxyholder.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the form of proxy.

The record date for the Meeting is the close of business on April 24, 2026; this is the date for the determination of the registered holders of common shares entitled to notice of and to vote at the Meeting and any adjournment or adjournments thereof.

June 15, 2026 at 10:00 AM (EDT), or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournments, is the time by which proxies to be used or acted upon at the Meeting or any adjournment or adjournments thereof shall be deposited with the Company’s transfer agent, Computershare Investor Services Inc., in accordance with the instructions set forth in the accompanying Circular and in the form of proxy. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Torex Gold Resources Inc. | TSX: TXG

DATED at Toronto, Ontario this 6th day of May, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

“Jody Kuzenko” (signed)

Jody Kuzenko

President and Chief Executive Officer

Torex Gold Resources Inc. | TSX: TXG

1.	BUSINESS OF THE MEETING

1.1	Receive Financial Statements

The audited consolidated financial statements (“Financial Statements”) for the year ended December 31, 2025, as well as management’s discussion and analysis for Torex Gold Resources Inc. (“Torex” or the “Company”) for the year ended December 31, 2025, will be presented at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held virtually at the time and for the purposes set forth in the accompanying Notice of Annual and Special Meeting.

A copy of the Financial Statements and the auditor’s report can be downloaded from the Company’s website (www.torexgold.com) or from SEDAR+ (www.sedarplus.ca). You may also request a copy from the Company (see “Section 20 - Additional Information”).

1.2	Election of Directors

The Company’s articles provide that the Board of Directors (the “Board”) may consist of a minimum of three and a maximum of eleven directors (“Directors”). The Board presently consists of eight Directors. The Board has determined to fix the number of Directors at eight and nominate each of the following persons for election as a Director at the Meeting: Richard (Rick) A. Howes, Caroline S.E. Donally, Jennifer J. Hooper, Jay C. Kellerman, Rodrigo Sandoval, Rosalie (Rosie) C. Moore, Jacques Perron and Andrew Snowden. All nominees, with the exception of Andrew Snowden, are current members of the Board.

Management does not contemplate that any of the nominees will be unable to serve as a Director, but if that should occur for any reason prior to the Meeting, it is intended that discretionary authority shall be exercised by the persons named in the accompanying proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each Director elected will hold office until the close of the next annual meeting of shareholders of the Company unless their office is vacated earlier.

The Company’s by-laws require advance notice to the Company in circumstances where nominations of persons for election to the Board are made by shareholders of the Company, other than pursuant to a requisition of a meeting made pursuant to the provisions of the Business Corporations Act (Ontario) (the “Act”) or a shareholder proposal made pursuant to the provisions of the Act. As at the date hereof, the Company has not received notice of any Director nominations by shareholders in connection with the Meeting.

“Section 11.1 - Information about Director Nominees - Director Nominee Profiles” provides information on each Director’s background, education, experience and committee membership.

A shareholder may vote for all the nominated Directors, vote for some of them and withhold votes for others or withhold votes for all the Director nominees (see also “Section 11.6 - Information about Director Nominees - Majority Voting for Directors”).

The Board and management recommend voting FOR each of the eight nominees.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR each of the eight nominees.

Torex Gold Resources Inc. | TSX: TXG

1.3	Re-appointment of the Auditor

At the Meeting, shareholders will vote on the re-appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and to authorize the Directors to fix the remuneration paid to the auditor. KPMG LLP was first appointed as auditor of the Company on March 2, 2010. Additional information on the Company’s auditor, including remuneration paid in respect of the 2025 fiscal year, is included in the Company’s Annual Information Form for the year ended December 31, 2025, a copy which is available on the Company’s website at www.torexgold.com and SEDAR+ at www.sedarplus.ca.

A shareholder may vote for the re-appointment of KPMG LLP or withhold their vote.

The Board and management recommend voting FOR re-appointing KPMG as the auditor of the Company.

Unless authority to do so is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of KPMG LLP, Chartered Professional Accountants, as auditor of the Company until the close of the next annual meeting of shareholders.

1.4	Approval of Name Change

At the Meeting, shareholders will be asked to consider, and if deemed appropriate, to pass, with or without variation, a special resolution (the “Name Change Resolution”) set out below, authorizing and approving an amendment to the articles of the Company to change the name of the Company from “Torex Gold Resources Inc.” to “Torex Resources Inc.” or such other name as the Board, in its sole discretion, may approve, subject to regulatory approval. The name change is being proposed so that the Company’s name better reflects the Company’s evolution into a multi-commodity metal producer. As the Company completed Media Luna and expanded its product mix beyond gold doré, it now produces meaningful volumes of payable gold, copper and silver in concentrate. The Board and management believe that the name change will better support the Company’s corporate identity as it evolves to become a diversified, Americas-focused, precious metals producer.

If the Name Change Resolution is approved and the Board decides to implement the name change, the effective date of the name change will be the date of issuance of a certificate of amendment by the Director under the Act. Notwithstanding the approval of the proposed Name Change Resolution by the shareholders of the Company, the Board, in its sole discretion, may delay implementation of the name change or revoke the Name Change Resolution and abandon the name change without further approval or action by or prior notice to shareholders of the Company.

To be effective, the Name Change Resolution must be approved, with or without variation, by the affirmative vote of not less than two-thirds of the votes cast by shareholders present (virtually) or represented by proxy and entitled to vote at the Meeting.

The Board and management recommend voting FOR the Name Change Resolution.

Unless the shareholder has specified in the accompanying form of proxy that their Common Shares are to be voted against the Name Change Resolution, the persons named in the accompanying form of proxy will vote the Common Shares represented thereby FOR the Name Change Resolution.

Torex Gold Resources Inc. | TSX: TXG

“BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The Company is hereby authorized to file articles of amendment pursuant to the Business Corporations Act (Ontario) to change its name to “Torex Resources Inc.” or such other name as may be approved by the Board of Directors of the Company in its sole discretion, subject to regulatory approval.

2.

Any Director or officer of the Company is authorized and directed to do on behalf of the Company any and all acts and things and execute and deliver all other documents as such Director or officer considers necessary, desirable or useful to carry out and give effect to this resolution.

3.

Notwithstanding the foregoing, the Directors of the Company are hereby authorized, without further approval of or notice to the shareholders of the Company, to revoke this special resolution at any time before a certificate of amendment is issued by the Director appointed under the Business Corporations Act (Ontario).”

1.5	“Say on Pay” Advisory Vote

The Board has adopted a policy that provides for an annual advisory shareholder vote on executive compensation known as “Say on Pay”. The Say on Pay Policy is designed to enhance accountability for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the Board’s approach to executive compensation through an annual non-binding advisory vote. This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase their engagement with shareholders on compensation and related matters. The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

The Company’s approach to executive compensation was accepted at the previous shareholder meeting held on June 18, 2025; 68,601,647 (97.41%) of the votes were “for” and 1,820,494 (2.59%) of the votes were “against” the non-binding advisory resolution. On average, approximately 98% of votes have been cast in support of the Company’s approach to executive compensation over the past five years,

Shareholders are encouraged to review and consider the detailed information regarding the Company’s approach to compensation in “Section 12 - Statement of Executive and Director Compensation”.

Shareholders may vote for or against the Say on Pay advisory resolution.

The Board and management recommend voting FOR the Say on Pay advisory resolution.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote FOR the Say on Pay resolution.

At the Meeting, shareholders will be asked to consider the following non-binding advisory resolution on the acceptance of the Company’s approach to executive compensation:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Company’s information circular dated May 6, 2026 and delivered in advance of the Meeting.”

Torex Gold Resources Inc. | TSX: TXG

2.	ATTENDANCE AND VOTING AT THE MEETING

A registered holder of Common Shares (a “Registered Shareholder”) and a duly appointed proxyholder can attend the Meeting online by going to https://meetnow.global/MYCMSCF.

•

Registered Shareholders can participate in the Meeting by clicking “Shareholder” and entering their 15-digit Control Number before the start of the Meeting. The 15-digit control number is located on the Form of Proxy or in the email notification received with instructions on how to access the Meeting.

•

Duly appointed proxyholders can participate in the Meeting by clicking “Invitation” and entering an Invite Code before the start of the Meeting. Computershare Trust Company of Canada (“Computershare”) will provide the proxyholder with an Invite Code by email after the voting deadline has passed.

•

Voting at the Meeting will only be available for Registered Shareholders and duly appointed proxyholders. Non-Registered Shareholders (as defined in this Circular under the heading “Section 6 - Voting by Non-Registered Shareholders”) who have not appointed themselves to vote at the Meeting may attend the Meeting by clicking “I am a guest” and completing the online form.

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (as applicable) prior to registering their proxyholder. Registering the proxyholder is an additional step once a shareholder has submitted their proxy/voting instruction form. Failure to register a duly appointed proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, shareholders must visit https://www.computershare.com/Torex by 10:00 AM EDT on June 15, 2026 and provide Computershare with their proxyholder’s contact information so that Computershare may provide the proxyholder with a username via email. See the heading “Section 4 - Appointment and Revocation of Proxies” for further information.

It is important that you are connected to the internet at all times during the Meeting in order to vote when voting commences. It is your responsibility to ensure connectivity for the duration of the Meeting.

In order to participate online, shareholders must have a valid 15-digit control number and proxyholders must have received an email from Computershare containing a username.

Participating at the Meeting

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information needed to attend the online Meeting is provided below. The Meeting will begin at 10:00 AM EDT on June 17, 2026.

•

Registered Shareholders that have a 15-digit control number, along with duly appointed proxyholders who were assigned a username by Computershare (see details under the heading “Section 6 - Voting by Non-Registered Shareholders”), will be able to vote and submit questions during the Meeting. To do so, please go to https://meetnow.global/MYCMSCF prior to the start of the Meeting to login. Non-Registered Shareholders who have not appointed themselves to vote at the Meeting may log in as a guest by clicking on “I am a Guest” and completing the online form.

•	United States Beneficial holders: To attend and vote at the virtual Meeting, you must first obtain a valid legal proxy from your broker, bank or other agent and then register in advance to attend the

Torex Gold Resources Inc. | TSX: TXG

Meeting. Follow the instructions from your broker or bank included with these proxy materials, or contact your broker or bank to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to:

Computershare Investor Services Inc.

320 Bay Street

14th Floor

Toronto, Ontario

M5H 4A6

OR

Email at uslegalproxy@computershare.com

Requests for registration must be labeled as “Legal Proxy” and be received no later than June 15, 2026 by 10:00 AM EDT. You will receive a confirmation of your registration by email after the Company receives your registration materials. You may attend the Meeting and vote your shares at https://meetnow.global/MYCMSCF during the Meeting. Please note that you are also required to register your appointment at https://www.computershare.com/Torex.

•

Non-Registered Shareholders who do not have a 15-digit control number or username will be able to attend as a guest and listen to the Meeting; however, they will not be able to vote or submit questions. Please see the information under the heading “Section 6 - Voting by Non-Registered Shareholders” for an explanation of why certain shareholders may not receive a form of proxy.

•

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote on the matters put forth at the Meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

Voting at the Meeting

A Registered Shareholder, or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of shareholders prepared by Computershare, the transfer agent and registrar for the Meeting. Each Registered Shareholder or proxyholder will be required to enter their control number or username provided by Computershare at https://meetnow.global/MYCMSCF prior to the start of the Meeting to have their Common Shares voted at the Meeting. In order to vote, Non-Registered Shareholders who appoint themselves as a proxyholder must register with Computershare at https://www.computershare.com/Torex after submitting their voting instruction form in order to receive a username (see the information under the heading “Section 6 - Voting by Non-Registered Shareholders” below for details).

Torex Gold Resources Inc. | TSX: TXG

3.	SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation of proxies by management and the Directors of the Company for use at the Meeting of the Company. References in the Circular to the Meeting include any adjournment(s) thereof. It is expected that the solicitation will be primarily by mail, using Notice and Access; however, proxies may also be solicited personally by the Directors and by employees of the Company. The cost of solicitation will be borne by the Company.

The Board has fixed the close of business on April 24, 2026 as the record date, being the date for the determination of the registered holders of securities entitled to receive notice of and to vote at the Meeting. Duly completed and executed proxies must be received by the Company’s transfer agent, Computershare Investor Services Inc., at the address indicated on the envelope accompanying the form of proxy no later than 10:00 AM (EDT) on June 15, 2026, or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his discretion, and the Chair is under no obligation to accept or reject any particular late proxy.

Unless otherwise stated, the information contained in the Circular is as of May 6, 2026. In the Circular, all dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars.

Registered shareholders and duly appointed proxyholders (including beneficial shareholders who have duly appointed themselves as proxyholders) who participate at the Meeting online will be able to listen to the Meeting, ask questions and vote, all in real time, provided that they are connected to the Internet, please see “Section 2 - Attendance and Voting at the Meeting” for further information.

4.	APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the form of proxy are officers and/or Directors of the Company. A shareholder wishing to appoint some other person to represent them at the Meeting may do so by inserting the person’s name in the blank space provided in the form of proxy or by completing another proper form of proxy. The person (the “proxyholder”) appointed does not have to be a shareholder of the Company. The completed and signed form of proxy must be delivered to the office of the Company’s transfer agent, Computershare, no later than 10:00 AM (EDT) on June 15, 2026 or no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of any adjourned Meeting. A proxy can be delivered to Computershare either in person, or by mail or courier, to 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, or via the internet at www.investorvote.com

A shareholder forwarding the proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer discretionary authority with respect to any item of business, then the space opposite the item is to be left blank. The Common Shares of the Company represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A proxy given pursuant to this solicitation may be revoked by an instrument in writing signed by a shareholder or by a shareholder’s attorney authorized in writing (or, if the shareholder is a corporation, by a duly authorized officer or attorney) and delivered to the head office of the Company (Torex Gold Resources Inc., Exchange Tower, 130 King Street West, Suite 740, Toronto, Ontario M5X 2A2, Attention: Adam Segal, General Counsel and Corporate Secretary) at any time up to and including the last business day preceding the day of the Meeting or with the Chair of the Meeting on the day of the Meeting or in any other manner permitted by law.

Torex Gold Resources Inc. | TSX: TXG

Shareholders who wish to appoint a third-party proxyholder to represent them at the online Meeting must submit their proxy or voting instruction form (if applicable) prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username to participate in the Meeting. To register a proxyholder, shareholders must visit https://www.computershare.com/Torex by June 15, 2026 at 10:00 a.m. (EDT) and provide Computershare with their proxyholder’s contact information, so that Computershare may provide the proxyholder with a username via email.

Without a Username, proxyholders will not be able to vote at the Meeting.

If you are using a 15-digit control number to login to the online Meeting and you accept the terms and conditions, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote on the matters put forth at the Meeting. If you do not wish to revoke all previously submitted proxies, do not accept the terms and conditions, in which case you can only enter the Meeting as a guest.

5.	EXERCISE OF DISCRETION BY PROXIES

The persons named in the form of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such Common Shares will be voted in favour of the passing of all the resolutions described above. The form of proxy confers discretionary authority upon the persons named in the proxy with respect to amendments or variations to matters identified in the Notice of Annual and Special Meeting and with respect to other matters which may properly come before the Meeting. As at the date hereof, management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person(s) named in the proxies.

6.	VOTING BY NON-REGISTERED SHAREHOLDERS

Only Registered Shareholders of the Company or the persons they appoint as their proxies are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders (“Non-Registered Shareholders”) because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. Common Shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS & Co.) of which the Intermediary is a participant.

In accordance with applicable securities law requirements, the Company will have distributed copies of the Notice-and-Access notification, a voting instruction form and the supplemental mailing list and consent for electronic delivery return card (collectively, the “Mailed Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Shareholders, and posted the Circular and the accompanying Notice of Annual and Special Meeting on the website found at https://www.envisionreports.com/HGIQ2026. The Company is not sending the Mailed Materials directly to non-objecting beneficial owners. The Company intends to pay for Intermediaries to deliver the Mailed

Torex Gold Resources Inc. | TSX: TXG

Materials to the objecting beneficial owners. See also “Section 7 – Notice-and-Access” for further information.

Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless a Non-Registered Shareholder has waived the right to receive them. Intermediaries often use service companies to forward the Mailed Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive Mailed Materials will either:

•

be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Shareholder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “voting instruction form”) which the Intermediary must follow. Typically, the voting instruction form will consist of a one-page pre-printed form. Sometimes, instead of the one-page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions that contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the Non-Registered Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

•

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with the Company at the appropriate address noted on the form of proxy.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Common Shares they beneficially own. Should a Non-Registered Shareholder who receives one of the above forms wish to vote at the on-line Meeting (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the persons named in the form of proxy and insert the Non-Registered Shareholder or such other person’s name in the blank space provided. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or voting instruction form is to be delivered.

A Non-Registered Shareholder may revoke a voting instruction form or a waiver of the right to receive Mailed Materials that has been given to an Intermediary at any time by written notice to the Intermediary. It is important to note that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive Mailed Materials that is not received by the Intermediary at least seven days prior to the Meeting.

Torex Gold Resources Inc. | TSX: TXG

Summary of Participant Options for Registered and Non-Registered Shareholders

Registered Shareholders	Non-Registered Shareholders

Common Shares held in own name and represented by physical certificate or DRS	Common Shares held with a broker, bank or other intermediary

Attending the Meeting Virtually	Attending the Meeting Virtually

1.  Log into https://meetnow.global/MYCMSCF on the Meeting Date

2.  Click “Shareholder”

3.  Enter your 15-digit Control Number as your username (located on the form of proxy or in the email notification you received)

1.  Enter your own name in the blank space on the voting instruction form (“VIF”) or form of proxy provided and return same to your broker (or the broker’s agent)

2.  Register with Computershare: https://www.computershare.com/Torex

3.  Log into https://meetnow.global/MYCMSCF on the Meeting Date

4.  Click “Invitation”

5.  Enter your 4-letter invite code provided to you by Computershare

Not Attending the Meeting	Not Attending the Meeting

Return your completed, signed and dated proxy in one of the following ways:	Submit your VIF or form of proxy following the instructions set out on the form well in advance of the Meeting in one of the following ways:

Internet www.investorvote.com	www.investorvote.com

Telephone 1-866-732-VOTE (8683)	Dial the applicable number listed on the VIF

Mail Return proxy in the enclosed postage paid envelope	Return VIF in the enclosed postage paid envelope

7.	NOTICE-AND-ACCESS

Securities laws governing the delivery of proxy-related materials permit public companies to advise their shareholders that the company’s the management information circular is available on an easily accessible website, rather than mailing physical copies. The use of this alternative means of delivery is more environmentally friendly as it reduces paper use and the Company’s carbon footprint, and also reduces the Company’s printing and mailing costs. Therefore, the Company has decided to deliver the Circular to shareholders by posting it on the website found at https://www.envisionreports.com/HGIQ2026. The Circular and related Meeting materials will also be filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website at www.torexgold.com. All shareholders will also receive a Notice-and-Access notification which will contain information on how to obtain electronic and paper copies of the Circular in advance of the Meeting.

Shareholders who wish to receive paper copies of the Circular may request copies at no cost by calling toll-free at 1-866-962-0498; or, if outside of North America, by calling 514-982-8716, up to the date of the Meeting or any adjournment thereof, or thereafter by contacting the Company at 647-260-1500.

Requests for paper copies must be received by June 8, 2026, or at least 10 days in advance of any date the Meeting is adjourned to, in order to receive the Circular in advance of the proxy deposit deadline (being 10:00 AM (EDT) on June 15, 2026, or 48 hours prior excluding Saturdays, Sundays and holidays, to any adjourned Meeting date). The Circular will be sent to such shareholders within three business days of their request if such requests are made within the foregoing timeframe.

If you would like more information about the “Notice-and-Access” rules, please contact Computershare Investor Services Inc. toll-free at 1-866-964-0492.

Torex Gold Resources Inc. | TSX: TXG

8.	VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting. The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting has been fixed at April 24, 2026. All such holders of record of Common Shares are entitled either to attend and vote at the on-line Meeting the Common Shares held by them or, provided a completed and executed proxy shall have been delivered to the Company’s transfer agent within the time specified in the attached Notice of Annual and Special Meeting, to attend and vote at the Meeting by proxy the Common Shares held by them. As of May 6, 2026, 93,346,413 Common Shares were issued and outstanding.

To the knowledge of the Directors and executive officers of the Company, as of May 6, 2026, there were no persons, or companies who beneficially owned, directly or indirectly, or exercised control or direction over voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities of the Company, other than:

Name	Number of Common Shares Held(1)	Percentage of Common Shares Issued and Outstanding
BlackRock, Inc.	17,967,458	19.25%

Notes:

(1)

The information as to Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, is based on the filings made on SEDAR+ by the shareholder(s) listed above pursuant to National Instrument 62-103.

9.	INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No (a) Director or executive officer of the Company who has held such position at any time since January 1, 2025; (b) proposed nominee for election as a Director of the Company; or (c) associate or affiliate of a person in (a) or (b) has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

10.	CORPORATE GOVERNANCE PRACTICES

National Policy 58-201 Corporate Governance Guidelines (the “Governance Guidelines”) sets out best practice guidelines for effective corporate governance. The Governance Guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. National Instrument 58-101 Disclosure of Corporate Governance Practices (the “Governance Disclosure Rule”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing Directors, specified disclosure of the corporate governance practices must be included in the management information circular.

The Company and the Board recognize the importance of good corporate governance to the long-term success of the Company. While working to provide positive returns to shareholders, the Board is focused on maintaining and enhancing leading governance practices and adopting evolving governance standards appropriate for the size and stage of development of the Company and applying these in a manner consistent with the Company’s organizational purpose and values. The Board fulfills its mandate directly and through its committees at regularly scheduled meetings or at meetings held as required. Frequency of meetings may be increased and the nature of the agenda items may be changed depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces. The Directors are kept informed of the Company’s business and affairs at these meetings as well as through

Torex Gold Resources Inc. | TSX: TXG

ongoing and regular reports and discussions with management on matters within their particular areas of expertise.

The Board has considered the Governance Guidelines and believes that its approach to corporate governance is appropriate and works effectively. The Company continues to monitor developments in Canada and the U.S. with a view to keeping its governance policies and practices current.

The Governance Disclosure Rule mandates the disclosure of the corporate governance practices of the Company, which is set out below.

10.1	Board and Governance Highlights

10.1.1	Execution on Growth Strategy

The Board continued to provide oversight over the execution of the Media Luna Project, which was commissioned and ramped up in 2025. In Q1, the four-week tie-in period was completed on schedule at the processing plant, which involved 83 tie-ins and the commissioning of 136 separate systems. First copper concentrate was produced in late-March and commercial production was declared at Media Luna on May 1st. Following the commissioning of the project, the ramp up to targeted mining and processing rates in 2025 was better than planned, with design rates of 7,500 tonnes per day (“tpd”) achieved in Q1 2026, nine months ahead of schedule.

Following declaration of commercial production in Q2 2025, the Company pivoted back to positive free cash flow3 generation in June, with a quarterly record US $166 million of free cash flow3 generated in Q4, enabling the Company to fully repay the debt taken on to fund Media Luna by the end of January 2026. As part of the Company’s disciplined growth and capital allocation strategy, the Company’s strong financial position also enabled the announcement of an inaugural return of capital program, which, as at the end of March 2026, has returned approximately US $165 million to shareholders through dividends paid in December 2025 and March 2026 and the re-purchase of almost 3 million shares.

In addition to the ramp up of the Media Luna Project, in 2025 the Media Luna North project (formerly “EPO”) advanced significantly, representing the next mine in the Media Luna Cluster, with the expected mine life of the Morelos Complex now extending until at least 2034. By the end of 2025, the Media Luna North internal feasibility study was fully completed, with first production expected by the end of 2026. In December, the Company also announced results from the drilling program at Media Luna West, where an inaugural Inferred Resource of 506 thousand ounces gold equivalent (“koz AuEq”) was subsequently declared with an average grade of 5.11 grams per tonne (“gpt”) AuEq. With US $43 million planned for drilling and exploration at the Morelos Property in 2026, the Company remains focused on extending and enhancing the production profile of the underground deposits within the Media Luna Cluster and at ELG, and further showcasing the underlying potential of the broader Morelos Property by testing several regional targets.

With the success achieved at the Morelos Property, in 2025 the Board also provided guidance over the Company’s first acquisitions outside of the state of Guerrero, marking the beginning of the next chapter in the evolution and growth of Torex as the Company executes on its strategy to become a diversified, Americas-focused, precious metals producer. In August, the all-cash acquisition of Reyna Silver was completed, which provides 100% ownership of two early exploration properties in Chihuahua, Mexico (Batopilas and Guigui), along with interests in two properties in Nevada (Gryphon and Medicine Springs). Subsequently in October, the Company completed the share acquisition of Prime Mining, and in so doing

[3]	Free cash flow is a non-GAAP measure. See “Non-GAAP Financial Performance Measures” on page 94 in this Circular for more detailed information on these measures.

Torex Gold Resources Inc. | TSX: TXG

acquired a 100% interest in the gold and silver Los Reyes project located in Sinaloa, Mexico. A Preliminary Economic Assessment for the project is expected to be completed by mid-2026, with a pre-feasibility study for the project planned to begin thereafter.

10.1.2	Continuing Focus on Corporate Social Responsibility

One of the Company’s key strategic pillars is to be an industry leader in responsible mining. As such, the Board, through the Safety, CSR and Technical Committee, provides oversight over the Company’s safety, environment and social responsibility strategies and performance to ensure Torex is operating to the highest levels of sustainability standards and in line with its organizational purpose statement: To transform finite mineral resources into lasting prosperity by positively impacting all the lives we touch.

Key highlights of the Company’s 2025 and first quarter 2026 initiatives and performance related to responsible mining include:

•

In 2025 the Company embarked on a comprehensive Next Level Safety program, designed to ensure that no lives are lost or permanently harmed due to a workplace incident. As of December 31, 2025 the lost-time injury frequency for the Morelos Complex was 0.07 and its total recordable injury frequency was 0.73. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis. There were no lost-time injuries in Q1 2026.

•

In the fourth quarter, the Company received the Entornos Laborales Seguros y Saludables (ELSSA) Safe and Healthy Work Environments Program Seal of Distinction, a national voluntary program through the Mexican Social Security Institute aimed at improving the health, safety, productivity and well-being of workers in Mexico. This marks the fourth consecutive year that the Company has received this distinction for safe and sustainable work practices.

•

Commissioning of the Company’s new 8.45-megawatt (MW) solar plant was completed in June 2025, which is a key component of the Company’s climate change strategy and target to achieve a 10% absolute reduction in Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030 against the 2021 baseline.

•

There were no reportable spills or environmental incidents during 2025 and the Company achieved its 2025 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

•

The Company continued to comply with global sustainability standards including the International Cyanide Management Code and the World Gold Council Responsible Gold Mining Principles. For the eighth consecutive year, the Company was also awarded the ESR® Distinction from the Mexican Centre for Philanthropy and the Alliance for Corporate Social Responsibility in Mexico to recognize the Company’s public and voluntary commitment to implement socially responsible management at its operations.

•

Commitments made under the 2025 community development agreements (“CODECOPs”) were substantially met with the 12 local communities surrounding the Company’s Morelos Complex. CODECOPs for 2026 were negotiated and signed with the same 12 communities in Q1 2026, which outline the development commitments made by the Company as prioritized by local communities. In 2025, a total of US $3.9 million was spent on local community investment.

Torex Gold Resources Inc. | TSX: TXG

•

In November 2025, the Company and the Municipal Government of Acapulco launched the rehabilitation of the Paso Limonero Wastewater Treatment Plant, to restore capacity after both Hurricane Otis and Hurricane John caused massive destruction in Guerrero State. The project, which is part of the federal Mexico Plan, will provide vital sanitary infrastructure to 50,000 residents in Acapulco.

•

For the ninth consecutive year, a Participative Environmental Monitoring Agreement was renewed with the Autonomous University of Guerrero (“UAGro”), through which the UAGro conducts independent water quality testing of the nearby El Caracol dam, and shares results with local communities and local and state government officials.

•

Over the course of 2025, the Company continued to maintain or improve ESG ratings and scoring from various agencies. For example, the Company maintained a rating of ‘AA’ in the MSCI ESG Ratings assessment, indicating above average ESG management; the Company’s Sustainalytics ESG Risk Rating improved from 28.5 (medium risk) in 2024 to 26.9 (medium risk) in 2025, ranking Torex in the top quartile of the gold subindustry; the Company participated in the S&P Global 2025 Corporate Sustainability Assessment (CSA) and saw an improvement to its score to 53/100, which puts Torex in the 88th percentile of the metals and mining industry subgroup; and the annual CDP questionnaire for both water and climate was completed, with a stable score maintained relative to the 2024 questionnaire, with a C score for Climate and a B score for Water. The Company’s ISS ESG Quality Score on the environment dimension also improved from a ‘3’ to a ‘1’ in 2025, which is the highest score achievable.

For more information on the Company’s CSR initiatives and performance, see the Company’s ESG Reporting Portal, which is available on the Company’s website at www.torexgold.com.

See also “Safety, CSR and Technical Committee” in “Section 10.20 – Board Committees”.

10.1.3	Board Composition and Independence

The Board is currently comprised of eight Directors, seven (88%) of whom are independent. Ms. Kuzenko serves as a Director and is also the President and Chief Executive Officer (“CEO”). Mr. Howes serves as the independent, non-executive Chair of the Board.

As previously announced on February 4, 2026, Ms. Kuzenko is not standing for re-election at the Meeting and will be retiring as the President and CEO of the Company immediately following the Meeting. Mr. Andrew Snowden, currently the Chief Financial Officer of the Company, will be assuming the role of President and CEO immediately following the Meeting, and has been nominated for election to the Board. If all of the Director nominees in this Circular are elected at the Meeting, seven of eight (88%) will be independent Directors and Mr. Snowden, as President and CEO, will be the only non-independent Director.

See also “Section 10.1.4 - Director Nominations 2026” below.

Torex Gold Resources Inc. | TSX: TXG

10.1.4 Director Nominations 2026

At the Meeting, the Company is putting forward eight nominees for election to the Board, seven (88%) are independent and one (13%), Mr. Snowden, the incoming President and CEO, is not independent. The nominees are Rick Howes, Andrew Snowden, Caroline Donally, Jennifer Hooper, Jay Kellerman, Rosie Moore, Jacques Perron and Rodrigo Sandoval. The average tenure of directors standing for election is 3.2 years.

Information	Rick Howes	Andrew Snowden	Caroline Donally	Jennifer Hooper	Jay Kellerman	Rosie Moore	Jacques Perron	Rodrigo Sandoval
Independent	Yes	No	Yes	Yes	Yes	Yes	Yes	Yes
Age	68	45	51	61	62	67	64	50
Gender	M	M	F	F	M	F	M	M
Tenure (yrs)	6	—	2	5	5	5	0.1	4
2025 “For” Votes (%)	99.82	N/A	98.77	99.6	99.18	99.94	N/A	99.43
Other Public Company Boards	None	None	1	None	1	1	2	1

See also “Section 11.1 - Director Nominee Profiles” and “Section 11.6 - Majority Voting for Directors”.

Taking into consideration the strategic objectives of the Company, the outcomes of the Board, Committee and Director Assessments and other relevant matters, the Board determined that the eight Directors nominated for election at the Meeting collectively have the capacity and hold the requisite qualifications, skills and expertise to fulfill the responsibilities of the Board, including without limitation, overseeing the key risks and strategic objectives of the Company.

See also “Section 10.7 - Board Succession” and “Section 10.17 - Assessments”

10.1.5 Enhanced Diversity

The Company believes that decision-making is enhanced through diversity in the broadest sense, and it has adopted a diversity policy to reflect this principle, including gender, cultural background and age.

At the Meeting held in June 2025, Mr. Roy Slack did not stand for re-election, the remaining seven Directors were elected to the Board and subsequently, on May 1, 2026, Mr. Perron was appointed to the Board. As such, the percentage of women Directors during the period from June 2025 to 2026 ranges from 50% to 57% and there is one ethnically diverse Director (13%), who was appointed to the Board in 2022. If all eight of the Director nominees are elected at the Meeting to be held in June 2026, three of eight Directors will be women (38%) and one of eight Directors will be ethnically diverse (13%).

	2024/25	2025/26	2026/27*
% of Women Directors	43-50%	50-57%	38-57%
% of Ethnically Diverse Directors	13-14%	13-14%	13-14%
Average Age of Directors	59.6 yrs	58.3 yrs	58.4 yrs

Torex Gold Resources Inc. | TSX: TXG

*	Assuming election of all Director nominees

The executive team currently has two of seven (29%) members who are women and one member who is ethnically diverse (14%).

The Board encourages Directors to provide diversity information in the areas of geographic origin, age, gender, race/ethnicity/cultural communities, LGBTQ2S+ and disability to enable assessment of the breadth of diversity on the Board. Guidelines of various proxy advisors and institutional shareholders seek disclosure of this information on an aggregated basis. The Board has determined that disclosure on an aggregated basis may not protect the privacy of the Directors and executives due to the small size of the Board and executive team and accordingly, additional information has not been provided.

See also “Section 10.8 - Diversity Policy”.

10.1.6 Other Governance Highlights

Board Structure and Independence

✓  Majority independent directors

✓  Separate Chair and CEO roles

✓  The Board Chair is independent

✓  All committees are comprised of independent Directors

✓  The Board Chair and CEO meet to review proposed agenda, times and materials for each Board meeting

✓  In camera sessions are held without management present, initially with the Directors and then with only the independent Directors present

Shareholder Rights

✓  All Directors are elected annually

✓  Majority voting for all Directors (in uncontested elections)

✓  Shareholders representing at least 5% of outstanding shares are able to call special meetings

✓  Quorum for a meeting of shareholders is two or more persons holding or representing not less than 25% of the shares outstanding

✓  Advance notice requirement

Board Oversight Responsibilities

✓  Succession planning, including appointing the CEO and monitoring senior management

✓  Reviewing the financial and operational performance of the Company

✓  Integrity of the Company’s internal control and management information systems

✓  Strategic direction of the Company, annual approval of strategic plan and monitoring performance against the approved plan

✓  Ensuring procedures are in place to manage the principal risks of the Company’s business including oversight of the enterprise risk management framework (“ERM”)

Corporate Governance Practices

✓  Annual assessments of the Board, committees and individual Directors

✓  Annual determination of the independence of each Director

✓  Robust share ownership requirements for Directors and executives

✓  Shareholder outreach program

✓  Directors and executives are prohibited from hedging the Company’s securities

✓  Policies include the Code of Business Conduct and Ethics, the Anti-Corruption and Anti-Bribery Policy and the Whistleblower Policy

✓  Only the Board may grant waivers of the Code of Business Conduct and Ethics which would be to the benefit of any Director or executive

✓  Independent third-party whistleblower hotline with capability to communicate in multiple languages

Torex Gold Resources Inc. | TSX: TXG

10.2	Board Composition and Independence

The Board currently consists of eight Directors, seven (88%) of whom are independent based upon the test for Director independence set forth in National Instrument 52-110 – Audit Committees (“NI 52-110”). Rick Howes, Caroline Donally, Jennifer Hooper, Jay Kellerman, Rosie Moore, Jacques Perron and Rodrigo Sandoval are each independent Directors.

10.3	Interlocking Directorships

None of the Directors of the Company, nor any of the Director nominees, serve on the same public company boards. There are no interlocking relationships between the Compensation and Human Resources Committee members and the President and CEO of the Company.

10.4	Roles of the Board Chair and President and CEO

The Board has developed written position descriptions for each of the Board Chair and the President and CEO and the mandate of each committee of the Board contains the responsibilities of the Chair of each such committee. Copies of the position descriptions and committee mandates are available on the Company’s website at www.torexgold.com.

The Board Chair is primarily responsible for the management and effective performance of the Board. Mr. Howes, as the current Board Chair, is accountable to provide the Board and management with strategic leadership, vision and technical support by working with the Board and executives to establish, implement and oversee the long and short-range goals, strategies, plans and policies of the Company.

The President and CEO is primarily responsible for managing the business and affairs of the Company within the corporate policies and mandates and authority limitations established by the Board. The President and CEO is also responsible for ensuring that the business strategies and operational goals of the Company are achieved and for providing leadership, oversight and guidance with respect to the business and operations of the Company. This includes ensuring the alignment of objectives throughout the corporate organization to implement the Company’s strategies and goals consistent with the Company’s core values and the Code of Business Conduct and Ethics of the Company.

10.5	Board Meetings

In connection with meetings of the Board, the Board Chair is responsible for: scheduling meetings of the Board; coordinating the scheduling of committee meetings with the Chairs of the committees of the Board; reviewing matters for consideration by the Board; ensuring that all matters required to be considered by the Board are presented to the Board, such that the Board is able to supervise the management of the business and affairs of the Company; setting the agenda for meetings of the Board; monitoring the adequacy of materials provided to the Board; ensuring that the Board has sufficient time to review the materials provided and to fully discuss the business that is presented to the Board; presiding over meetings of the Board; and encouraging free and open discussion at meetings of the Board.

10.6	Meetings of Independent Directors

At the end of each meeting, as a regular item on each Board and committee agenda, the independent Directors hold an in camera session, at which non-independent Directors and members of management are not in attendance, unless such a session is not considered necessary by the independent Directors present. In 2025, the Board held eleven meetings, and an in camera session of Directors, followed by an in camera session of the independent Directors, was held at the end of ten meetings.

Torex Gold Resources Inc. | TSX: TXG

See “Section 11.1 - Director Nominee Profiles” for a summary of the attendance record of each Director for all Board and committee meetings held during the year ended December 31, 2025.

10.7	Board Succession

Succession planning for the Board is an ongoing process through the continued assessment of the near term and future needs of the Company and the qualifications, skills and experience of the Directors.

See also “Section 10.1.4 – Director Nominations 2026”, “Section 10.17 - Assessments” and “Section 10.18 – Director Term Limits and Retirement.”

10.8	Diversity Policy

The Company believes that decision-making is enhanced through diversity in the broadest sense and it has adopted a diversity policy (the “Diversity Policy”) to reflect this principle. In the context of an effective Board, diversity includes expression of thought, business experience, skill sets and capabilities. Diversity also includes valuing an individual’s race, colour, gender, age, religious belief, ethnicity, cultural background, economic circumstance, capability, as well as other factors. Taken together, these diverse skills and backgrounds help to create a business environment that encourages a range of perspectives and fosters excellence in the creation of shareholder value. The Board has determined that meritocracy is a key principle of the Diversity Policy, and this is reflected in Board appointments and employee advancement. In identifying suitable candidates for appointment to the Board or in selecting and assessing candidates for executive positions, candidates are considered on merit against objective criteria regarding required skills and experience, education, expertise and knowledge, with due regard for the benefit of diversity.

The Board is currently comprised of 50% women, which is approximately 12% above the average for companies in the S&P/TSX Composite Index, 20% above the average for companies listed on the Toronto Stock Exchange (the “TSX”), and 23% above the average for mining companies listed on the TSX, that provided public disclosure by mid-2025.4 In addition, two of four (50%) of the standing committees of the Board, the Compensation and Human Resources Committee and the Safety, CSR and Technical Committee, are currently chaired by a woman and one member of the Board is ethnically diverse (13%). If the Director nominees are elected at the Meeting, the Board will be eight members, three (38%) of whom are women and one (13%) of whom is ethnically diverse. Following the Meeting, it is anticipated that Mr. Perron will be appointed Chair of the Safety, CSR and Technical Committee, and Ms. Hooper will remain Chair of the Compensation and Human Resources Committee; with this change, 25% of the Board’s standing committee’s will be chaired by a woman.

The seven member executive team currently has two women members (29%). This is approximately 7% higher than the average for companies listed on the TSX, and 12% higher than the average for TSX-listed mining companies, that provided public disclosure by mid-2025.4

10.9	Executive Succession Planning

The operational efficiency and future growth of the Company depend on, among other things, having executive roles performed by individuals who have the required capability to fulfill the Company’s business strategy and to continuously improve the profitability and productivity of the operations. The Company’s succession planning is intended to mitigate the risks to business growth and continuity due to unexpected departures of individuals from these critical roles.

[4]	Osler, 2025 Diversity Disclosure Practices – Diversity and leadership at Canadian public companies

Torex Gold Resources Inc. | TSX: TXG

Two main principles are the foundation of the design of the succession plan: (i) determine the requisite cognitive capability to master the complexity of the work for the level of each role; and (ii) determine the capabilities, education, skills, experience, and other necessary attributes for the individual to be effective in the role. Internal successors are preferred for continuity, including their understanding of the Company’s culture, systems, history and relationships.

The Company’s Executive Team currently has seven members. In July 2025, Adam Segal succeeded Mary Batoff as General Counsel and Corporate Secretary of the Company following Ms. Batoff’s retirement. There have been no other changes to structure or roles within the team since 2022.

In 2022, a succession plan was developed for the Executive Team, as well as key roles reporting to the executive team members. As part of the CEO transition planning due to the pending retirement of Jody Kuzenko as President and CEO, the succession plan was reviewed with the Board through the Compensation and Human Resources Committee in 2025.

10.10	Strategic Planning

The Board oversees the development and implementation of the strategic plan of the Company. The President and CEO leads the process of the development of the strategic plan and implements the plan once approved by the Board. The Company’s key strategic pillars were initially adopted as part of the Board’s 2022 budget approval in December 2021 and the strategy continues to evolve as significant milestones are achieved.

Progress on the Company’s strategic plan and longer-term objectives are discussed at each quarterly Board meeting, and periodically, strategic adjustments are made as deemed appropriate by the Board. On an annual basis, the Executive Team undertakes a process to assess and update the Company’s strategy with the input and oversight of the Board. While the strategic pillars have remained largely consistent year over year, they were updated in late 2025 to reflect the completion of the Media Luna Project and the next stage of the Company’s growth, and currently include: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and industry leader in responsible mining.

Torex Gold Resources Inc. | TSX: TXG

The Board also monitors the progress and execution of the Company’s strategy through the oversight and approval of the annual budget. In late 2025, the updated strategic plan set the context for the approval of the 2026 budget.

10.11	Oversight of Risks and Opportunities

The Board is responsible for ensuring that procedures are in place to appropriately manage the principal business risks of the Company and, together with the executive team, reviewing the implications of current and emerging risks and opportunities on the strategic direction of the Company.

The Board fulfills its responsibilities, in part, through its committees, each of which has responsibility for identification, assessment and management of risks and opportunities in areas they oversee. Each committee reports on its activities quarterly to the Board.

•

Audit Committee – oversight of financial risks and opportunities including those associated with tax, hedging, insurance, accounting, cybersecurity, information services and systems, artificial intelligence, financial controls and management reporting

•	Corporate Governance and Nominating Committee – oversight of effective policies and systems to mitigate the risks associated with governance compliance and public disclosure obligations

•

Compensation and Human Resources Committee – oversight of compensation and talent-related risks and opportunities including designing compensation programs that align with achieving successful outcomes for the Company and value creation for shareholders

•

Safety, CSR and Technical Committee – oversight of key sustainability risks and opportunities including those associated with maintaining a healthy and safe workplace, environmentally sound and responsible resource development, positive community relations and social harmony, and the protection of human rights; oversight of technical risks and opportunities including those associated with new major exploration, development, operating, or new business activity, mineral reserve and resources estimation and disclosure, and proposed projects

In addition, the Company has an overarching enterprise risk management (“ERM”) framework. The ERM is formulated through a process of risk identification, analysis and evaluation taking into consideration likelihood and impact of various risks materializing, the ability to mitigate, and where mitigation is possible, determination and selection of mitigation measures, followed by an evaluation of the residual risk, all of which is conducted on an annual basis. The ERM is enhanced by a formal ERM Policy adopted by the Board and management’s robust framework for the design, implementation, monitoring and review of risk management activities throughout the Company. Each quarter, management reports to the Board on ERM activities, developments in key risks and the emergence of any new risks.

10.12	Shareholder Feedback

The Board oversees a communications policy for the Company to facilitate communications with investors and other interested parties. The investor relations program is under the direction of the President and CEO. The program includes responding to questions from or meeting with shareholders or potential investors, analysts and investment fund managers; giving presentations at investor conferences and Company-organized events; providing briefing sessions for analysts, investment fund managers, members of the press and the public to discuss reported financial results and other announcements by the Company; and site visits as appropriate. Shareholders, other stakeholders and the public are informed of developments in the Company by the issuance of news releases and publications by the Company, communications through social media and earned media, and face-to-face meetings where

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appropriate. The Board receives regular reports on the investor relations program and investor feedback from management.

In order to further strengthen the Board’s relationships with key shareholders, the Company has a formal Board shareholder engagement program. In early 2025, the Board Chair and other members of the Board met with a number of the Company’s largest shareholders, representing a combined 16% of Common Shares outstanding.

Shareholders may also communicate directly with the Company’s independent Directors by writing to the Board Chair or a committee chair through the General Counsel and Corporate Secretary: Torex Gold Resources Inc., Exchange Tower, 130 King Street West, Suite 740, Toronto, Ontario, M5A 2X2, Attention: Adam Segal, General Counsel and Corporate Secretary, email: GC@torexgold.com.

10.13	Orientation and Continuing Education

New members of the Board are provided with:

•	information respecting the functioning of the Board and its committees and a copy of the Company’s corporate governance policies, codes and mandates;

•	recent, publicly filed documents of the Company; and

•

information sessions about the Company in the areas of strategic goals, enterprise risk management and crisis management, exploration programs, operations, finance, political and regulatory environment, people systems, responsible strategy, and governance policies and mandates.

Directors are encouraged to communicate with management and the auditor; to keep themselves current with industry trends and developments and changes in legislation with management’s assistance; and to attend related industry seminars and visit the Company’s operations. In addition, Directors are regularly invited to attend meetings of committees of which they are not members thereby providing development opportunities for Directors.

The Company will pay for any Director who wishes to become accredited by the Institute of Corporate Directors (“ICD”) as a certified director. Ms. Kuzenko, Ms. Hooper and Mr. Snowden have completed the course and hold the ICD.D designation. In 2025, all the Directors also received a presentation on electronic trading from a Canadian financial institution.

During site visits, Board members attend corporate presentations. See “Section 10.14 - Site Visits”. Board members also have full access to the Company’s records.

10.14	Site Visits

The Directors visited the Morelos Property in May 2025. The 2025 site visit included tours of the recently commissioned Media Luna mine and enhanced processing plant with a new copper concentrate circuit, the Guajes Tunnel and conveyor, the ELG Underground Mine and core shack. The Directors receive presentations on the progress of operations, corporate responsibility projects, site security and development and exploration projects. All Directors attended the 2025 site visit, other than Mr. Perron who was not a Director at such time. Mr. Perron subsequently visited the Morelos Property in April 2026 following the announcement of his appointment to the Board.

Torex Gold Resources Inc. | TSX: TXG

10.15	Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) for its Directors, executives and other employees. A copy of the Code is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, on the Company’s website at www.torexgold.com, and can also be obtained by request to the General Counsel and Corporate Secretary of the Company at the Exchange Tower, 130 King Street West, Suite 740, Toronto, Ontario M5X 2A2.

The Audit Committee is responsible for monitoring compliance with the Code. In accordance with the Code, Directors, senior officers and other employees should raise questions regarding the application of any requirement under the Code, and report a possible violation of a law, or the Code, promptly to their supervisor. If reporting a concern or complaint to a supervisor is not possible or advisable, or if reporting it to a supervisor does not resolve the matter, the matter should be addressed with the Chief Financial Officer, the General Counsel, or the Company’s whistleblower hotline provided through ClearView ConnectsTM (now operated as the Mitratech Ethics Hotline). The Audit Committee monitors compliance with the Code by obtaining reports from the Chief Financial Officer, the General Counsel, and ClearView ConnectsTM as to any matters reported under the Code.

The Board takes steps to ensure that Directors, executives and other employees exercise independent judgment in considering transactions and agreements in respect of which a Director, executive or other employee of the Company has a material interest. This includes ensuring that Directors, executives and other employees are thoroughly familiar with the Code and the rules concerning reporting conflicts of interest and obtaining direction from their supervisor or Chief Financial Officer and/or the General Counsel regarding any potential conflicts of interest. All Directors, executives, senior management and staff employees of the Company have acknowledged that they have read and adhered to the Code.

In addition, in late 2024, a new Supplier Code of Conduct was published to the Company’s website, which establishes the minimum standards of conduct expected from our suppliers in all business activities conducted with or on behalf of the Company. A provision is now included in standard contracts with suppliers that they have read, understood and agree to abide by the provisions of the Code.

The Board encourages and promotes an overall culture of ethical business conduct by promoting compliance with applicable laws, rules and regulations and professional rules; providing guidance to Directors, executives and employees to help them recognize and deal with ethical issues; promoting a culture of open communication, honesty and accountability; and ensuring awareness of disciplinary action for violations of ethical business conduct.

10.16	Board Mandate

The duties and responsibilities of the Board are to supervise the management of the business and affairs of the Company and to act in the best interests of the Company. In discharging its mandate, the Board is primarily responsible for the oversight and review of the development of, among other things, the following matters:

•	succession planning, including appointing the CEO and monitoring senior management;

•	annually considering the additional skills and competencies that would be helpful to the Board;

•	reviewing the financial and operational performance of the Company;

•	the strategic planning process of the Company;

Torex Gold Resources Inc. | TSX: TXG

•	the principal risks of the Company’s business and ensuring the implementation of appropriate systems to manage these risks;

•	a communications policy for the Company to facilitate communications with investors and other interested parties;

•	the integrity of the Company’s internal control and management information systems; and

•	if the Chair of the Board is not independent, appointing a Lead Director.

The Board may at any time retain outside financial, legal or other advisors at the expense of the Company and any Director may, subject to the approval of the Corporate Governance and Nominating Committee, retain an outside financial, legal or other advisor at the expense of the Company.

The Board also has the mandate to assess the effectiveness of the Board as a whole, its committees and the contribution of individual Directors, and as such, a Board, Committee and Director Review Process is conducted (see “Section 10.17 - Assessments”).

The Board discharges its responsibilities directly and through its standing committees, currently consisting of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee and the Safety, CSR and Technical Committee. Other committees may be appointed from time to time to carry out mandates as approved by the Board.

A copy of the Mandate of the Board setting out the Board’s responsibilities and the duties of its members is attached as Schedule A to the Circular. The Mandate of the Board, as well as the mandates of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, and the Safety, CSR and Technical Committee, are available on the Company’s website at www.torexgold.com.

10.17	Assessments

The Board is responsible for monitoring and assessing its function and effectiveness, composition, operation, and the performance of individual Directors. The Board, and each of its committees regularly monitors compliance with its respective mandate. The Corporate Governance and Nominating Committee, in accordance with its mandate, reviewed the compliance record for 2025 maintained by each committee and the Board to confirm each committee and the Board were fulfilling their respective mandates.

The Board has a Board, Committee and Director Review Process (the “Review Process”). The Review Process provides each Director with an opportunity to evaluate the performance of the Board, the committees, individual Directors, and the leadership of the Chair, and to make suggestions for improvements, if applicable. This assessment is conducted on an annual basis through one-on-one interviews conducted by the Corporate Governance and Nominating Committee Chair with each Director, using the Review Process questionnaire as a guide for the discussions. The Corporate Governance and Nominating Committee Chair completes the interviews, provides the feedback to Corporate Governance and Nominating Committee for review and discussion, and a summary of the results is reported to the Board.

10.18	Director Term Limits and Retirement

The Company has not instituted director term limits. The Company believes that in taking into account the nature and size of the Board and the Company, it is more important to have relevant experience than to impose set time limits on a Director’s tenure, which may create vacancies at a time when a suitable

Torex Gold Resources Inc. | TSX: TXG

candidate cannot be identified and as such, would not be in the best interests of the Company. In lieu of imposing term limits, the Company regularly monitors Director performance through regular assessments and regularly encourages sharing and new perspectives through regularly scheduled Board meetings, in camera meetings with only independent Directors in attendance, as well as through continuing education initiatives.

On a regular basis, the Company analyzes the skills and experience necessary for the Board to best guide the Company’s strategy and fulfill the Board’s duties and responsibilities, and evaluates the need for Director changes to ensure that the Company has highly knowledgeable and motivated Board members, while ensuring that new and fresh perspectives are available to the Board.

The Board has a retirement policy whereby non-executive Directors may not stand for re-election to the Board at the next annual meeting of shareholders after they turn 75 years of age and executive Directors must submit their resignation as a Director to the Board upon the termination of their employment with the Company. The Board may, however, extend a Director’s term upon the recommendation of the Corporate Governance and Nominating Committee if the Corporate Governance and Nominating Committee believes that it is appropriate and in the Company’s best interest to do so.

10.19	Loans to Directors

The Company does not make personal loans to its Directors or executives. There are no loans outstanding from the Company to any of its Directors or executives.

10.20	Board Committees

The current membership of the standing committees of the Board is set out below:

Board Committee	Committee Members	Status
Audit	Rodrigo Sandoval (Chair) Caroline Donally Rick Howes	Independent Independent Independent

Compensation and Human Resources	Jennifer Hooper (Chair) Caroline Donally Jay Kellerman	Independent Independent Independent

Corporate Governance and Nominating	Jay Kellerman (Chair) Jacques Perron Rodrigo Sandoval	Independent Independent Independent

Safety, CSR and Technical	Jennifer Hooper (Chair) Rick Howes Rosie Moore Jacques Perron	Independent Independent Independent Independent

Audit Committee

The Audit Committee is appointed by the Board to assist the Company and the Board in fulfilling their respective obligations relating to the integrity of the internal financial controls and financial reporting of the Company, compliance with legal and regulatory requirements regarding financial reporting, the external auditor’s qualifications, independence and performance, corporate conduct relating to the internal controls and financial reporting of the Company, the performance of internal audit functions and oversight of financial risk and information technology risk management. The external auditor of the Company reports directly to the Audit Committee and meets in camera with the Audit Committee at the end of each quarterly meeting.

Torex Gold Resources Inc. | TSX: TXG

The Audit Committee is currently comprised of Rodrigo Sandoval (Chair), Caroline Donally and Rick Howes. The Audit Committee held five meetings in 2025, and there was full attendance at each meeting.

Mr. Sandoval, Ms. Donally and Mr. Howes are all independent Directors and “financially literate” within the meaning of NI 52-110. Canadian securities laws do not include a definition of “financial expert”, however an issuer may voluntarily appoint a financial expert to their audit committee and publicly disclose this fact in order to conform with best practices. The Board has determined that each of Mr. Sandoval and Ms. Donally is an audit committee financial expert based on Mr. Sandoval’s education and extensive financial experience including in extractive industries and Ms. Donally’s education, professional qualification and extensive international experience in commerce and financing, including in extractive industries.

Further information regarding the Company’s Audit Committee is contained in the Company’s current annual information form, under the heading “Audit Committee”. A copy of the Audit Committee mandate is attached to the annual information form as Appendix “B”. The Company’s annual information form is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

Key activities of the Audit Committee in 2025 included:

•	Financial Reporting and Internal Controls

•	Reviewed the audited annual consolidated financial statements and the related management’s discussion and analysis (“MD&A”) and news release, and made recommendations to the Board for approval

•	Reviewed and approved the quarterly consolidated financial statements and related MD&A, news releases and earnings presentations

•	Reviewed quarterly key accounting matters, judgments and estimates

•	Received and discussed a report from the CFO on the adequacy and effectiveness of internal control over financial reporting and disclosure controls and procedures

•	Oversight of the internal audit function and investment policy

•	Independent Auditor

•	Received and discussed KPMG’s 2025 audit plan and approved the services and made a recommendation to the Board to approve the fee thresholds

•	Received a report on and discussed with KPMG the results of the annual audit and quarterly reviews

•	Reviewed the performance and fees of KPMG and recommended to the Board their re-appointment

•	Financial Risk Management

•	Reviewed and made a recommendation to the Board on the adoption of an Internal Audit Charter

•	Received reports on progress of internal audits set out in the 2025 internal audit plan, including the audit results and management’s progress in completing action plans

Torex Gold Resources Inc. | TSX: TXG

•	Received quarterly reports on IT systems, including the Company’s planning, implementation and completion of phase 2 of the enterprise resource planning project (One ERP) and cyber security

•	Received quarterly reports on metal sales including copper concentrate sales contracts

•	Received a report on the placement and annual renewal of insurance and review of the construction and cargo insurance coverages

•	Reviewed and made recommendations to the Board on the Company’s hedging strategy and monitored implementation on a quarterly basis

•	Reviewed and made recommendations to the Board on amendments to the Company’s Monetary Authority Policy and Hedging Policy

Compensation and Human Resources Committee

The Compensation and Human Resources Committee is appointed by the Board to assist in setting Director and executive compensation and to develop and submit to the Board recommendations with respect to such other employee benefits as considered advisable. The Compensation and Human Resources Committee is guided by the following principles: to offer competitive compensation to attract, retain and motivate qualified executives in order for the Company to achieve the strategic plan and budget approved by the Board; align executive decision making with the best interests of the Company and in turn shareholders; establish a clear relationship between pay and performance; and to act in the best interests of the Company by being financially responsible.

The Compensation and Human Resources Committee is currently comprised of Jennifer Hooper (Chair), Caroline Donally and Jay Kellerman, each of whom is an independent Director. The Compensation and Human Resources Committee held eight meetings in 2025, and there was full attendance at each meeting.

Key activities of the Compensation and Human Resources Committee in 2025 included:

•	Governance

•	Reviewed risks associated with the Company’s compensation policies and programs

•	Kept apprised on recent developments and emerging trends in executive compensation

•	Reviewed the quality and effectiveness of the independent compensation consultant (“ICC”) services and provided feedback

•	Reviewed the Statement of Executive and Director Compensation in the management information circular and approved it for recommendation to the Board

•	Short Term Objective Setting, Monitoring and Payouts

•

Reviewed the 2024 Company and executives individual performance against objectives for the short-term incentive plan (“STIP”) and made recommendations to the Board for approval of STIP award to executives that were paid in 2025

•	Reviewed and made recommendations to the Board on the 2025 STIP objectives

Torex Gold Resources Inc. | TSX: TXG

•	Received regular reports over the year on progress towards achieving the 2025 STIP objectives and scoring mechanism

•	Received for discussion, the initial proposals for the 2026 STIP objectives and scoring mechanism

•	Reviewed the structure of the STIP program, to confirm alignment with strategic objectives

•	Long Term Incentive Plan (LTIP) Monitoring and Payouts

•	Reviewed the companies included in the performance peer group and made changes resulting from industry acquisitions/consolidation

•	Reviewed the outcome of the 2022-2024 performance share units under the Company’s ESU Plan

•	Reviewed and made recommendations to the Board on the awards under the ESU Plan for the 2025-2027 grant term/performance period

•	Monitored the status of current awards under the ESU Plan for the 2023-2025, 2024-2026 and 2025-2027 grant term/performance periods

•	Reviewed and made recommendations to the Board on the adoption of a Deferred Share Unit Plan and amendments to the Company’s Employee Share Unit Plan and Restricted Share Plan

•	Compensation Changes

•	Reviewed recommendations from the ICC on changes to the compensation peer group for Director and executive compensation research

•	Made recommendations to the Board on executive compensation aligned with competitive analyses

See also “Section 12 - Statement of Executive and Director Compensation”.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee (“CGN Committee”) is appointed by the Board to promote a culture of integrity throughout the Company, to assist the Company in identifying and recommending new nominees for election to the Board and to assist the Company and the Board in fulfilling their respective corporate governance responsibilities under applicable securities laws.

The CGN Committee is comprised entirely of independent Directors. Jay Kellerman (Chair), Jacques Perron and Rodrigo Sandoval are the current members of the Corporate Governance and Nominating Committee. Mr. Perron joined the CGN Committee on May 1, 2026 and Ms. Hooper ceased to be a member of the CGN Committee on such date. The CGN Committee held four meetings in 2025, and there was full attendance at each meeting.

Torex Gold Resources Inc. | TSX: TXG

Key activities of the CGN Committee in 2025 included:

•	Board, Committee and Director Assessments

•	Reviewed the effectiveness of the Board and the committees in fulfilling their respective mandates

•	Considered standing committees of the Board and the composition of the committees and made recommendations to the Board appointment of Committee Chairs and Committee members

•	Reviewed and made recommendations to the Board on updates to Committee mandates

•	Assessed Board and Committee effectiveness

•	Reviewed size and composition of Board and Committees, and recommended addition of new Director

•	Disclosure

•	Reviewed and approved for recommendation to the Board the disclosure of governance practices of the Company in the 2025 management information circular

•	Director Education

•	Oversaw the selection of education sessions for 2025 and 2026 and proposed topics for future sessions

Safety, CSR and Technical Committee

The Safety, CSR and Technical Committee is appointed by the Board to assist the Company and the Board in the furtherance of the Company’s commitments to maintaining a healthy and safe workplace as well as environmentally sound and responsible resource development, positive community relations and social harmony, and the protection of human rights. The mandate of the Safety, CSR and Technical Committee includes responsibilities to assist with the development and review of annual strategic plans on responsible mining, including the development of short, medium, and long-term sustainability targets; reviewing the CSR performance of the Company, including in relation to public commitments, goals, and targets; and considering and recommending improvements to CSR-related policies and practices of the Company. The Safety, CSR and Technical Committee was also established to provide a forum for the review and discussion of policies, processes and activities of the Company of a technical nature to assist the Board in fulfilling its oversight responsibilities from a strategic, technical risk, and governance perspective.

The Safety, CSR and Technical Committee was formed in mid-2025, following the retirement of Roy Slack, through the combination of two former committees: (i) the Technical Committee; and (ii) the Safety and Corporate Social Responsibility Committee. The former Technical Committee was comprised of Roy Slack (Chair), Rick Howes and Rosie Moore and held two meetings in 2025, with full attendance at each meeting. The former Safety and Corporate Social Responsibility Committee was comprised of Jennifer Hooper (Chair), Rosie Moore and Roy Slack and held three meetings in 2025, with full attendance at each meeting. The current Safety, CSR and Technical Committee is comprised of Jennifer Hooper (Chair), Rick Howes, Rosie Moore and Jacques Perron (as of May 1, 2026), each of whom is an independent Director. The newly combined Safety, CSR and Technical Committee held three meetings in 2025, and there was

Torex Gold Resources Inc. | TSX: TXG

full attendance at each meeting. The key activities listed below include activities of both the former and current committees.

Key activities of the Safety, CSR and Technical Committee in 2025 included:

•	Operations

•	Reviewed with management the reports on the results of investigations of a fatal incident at ELG Underground that occurred in December 2024

•	Reviewed quarterly reports regarding health and safety and environmental matters

•	Risk Management

•	Oversight of the enhancement of the Health and Safety Management System and ‘Next Level Safety’ Program including greater focus on fatality prevention and implementation of personal safety plans

•	Reviewed and discussed risk identification, monitoring and mitigation activities

•	Legal and Regulatory

•	Monitored compliance with permits and health, safety and environmental laws and regulations

•	Monitored changes in health, safety and environmental laws and regulations

•	Monitored progress in obtaining/renewing permits

•	Sustainability Management Framework

•

Monitored management’s actions to maintain compliance with globally recognized sustainability standards including the Responsible Gold Mining Principles (RGMPs) and the International Cyanide Management Code (ICMC), and progress in achieving compliance with the Global Industry Standard on Tailings Management (GISTM)

•	Received updates on the Company’s progress on its Climate Change strategy and commitments to reduce absolute Scope 1 and Scope 2 GHG emissions by 10% by 2030

•	Community

•	Monitored renewal of community development agreements and fulfilling commitments

•	Disclosure

•	Received regular updates on engagement with ESG rating agencies and scoring results

•

Reviewed and recommended to the Board the approval of the 2024 Responsible Gold Mining Report and the Company’s second disclosure under Canada’s new Fighting Against Forced Labour and Child Labour in Supply Chains Act

Torex Gold Resources Inc. | TSX: TXG

•	Technical

•

Received reports from management on the progress and completion of the Media Luna project, including safety performance, the progress of the workforce transition plan and the operational readiness plan, and risks mitigation and opportunities

•	Received reports from management on current projects, including progress on the development of Media Luna North (formerly EPO) and the preliminary economic assessment of Los Reyes

•

Received the Filtered Tailings Storage Facility Annual Monitoring Report from an independent, third-party expert firm in tailings management and met with the experts to discuss the results of the report

•	Reviewed with management the updated life of mine plan

•

Reviewed each mineral resource estimate and mineral reserve estimate with the ‘qualified person’ (as defined under National Instrument 43-101 – Standards for Disclosure of Mineral Projects) who prepared or supervised the preparation of the estimate

•	Strategic

•	Received quarterly reports and provided feedback on progress on key strategic initiatives, exploration programs, and longer term plans to optimize and extend production at Morelos Complex

Torex Gold Resources Inc. | TSX: TXG

11.	INFORMATION ABOUT DIRECTOR NOMINEES

11.1	Director Nominee Profiles

The following profiles set forth information about each Director nominee, including share ownership in the Company. Each nominee has been involved in the mining or natural resources sector as part of management, a director or an advisor, and has skills and experience that are important in fulfilling a Director’s responsibilities as a member of the Board. For more information on Share Ownership Guidelines see page 59.

Richard (Rick) A. Howes – Board Chair
Independent: Yes Age: 68 Location: Sudbury, Ontario, Canada Director since: June 17, 2020 2025 election results: 99.82% Votes For	Qualifications Bachelor of Applied Science with Honours in Mining Engineering, Queen’s University, Kingston, Ontario Member of the Institute of Corporate Directors

Rick Howes serves as Board Chair of the Company. Mr. Howes is currently Chief Executive Officer of Gold Candle Ltd. (private exploration company) and was formerly President and Chief Executive Officer of Reunion Gold Corporation from January 1, 2023 until July 15, 2024, and a professional corporate director from June 2020 to March 2023. He is a seasoned senior mining executive with over 40 years of experience in the mining industry. He is a visionary leader in mining, organizational innovation and transformation to create competitive advantage and was recognized as the Outstanding Innovator of 2016 by the International Mining Technology Hall of Fame.

His extensive industry experience includes progressive technical, operating, management and project roles in many of the largest underground mines and mining companies throughout Canada and internationally. Mr. Howes joined Dundee Precious Metals in early 2009. He was General Manager and Executive Director of the Chelopech mine until November 2010 when he was appointed Executive Vice President and Chief Operating Officer until April 2013, when he was appointed President and Chief Executive Officer. He served in that role until his retirement in May 2020.

Key Areas of Expertise/Experience
Board Experience	Senior Management	Mining Operations	Mine Development & Construction

Mineral Exploration	Strategy, Corporate Finance and M&A	Financial/Audit	Governance

Sustainability	Communications/IR	Compensation/HR	IT/Cyber/Digital

2025 Board/Committee Membership**	2025 Attendance		Other Public Board Memberships and Interlocks*
Board of Directors (Chair)	10 of 11	91%

Audit Committee	5 of 5	100%

Safety, CSR & Technical Committee	2 of 2	100%	None

Technical Committee	3 of 3	100%

Note: Mr. Howes did not attend one Board meeting held on July 27, 2025 where he recused himself due to a potential conflict of interest in connection with the acquisition of Prime Mining Corp.

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price April 27, 2026(4)	Value Per Company Policy April 27, 2026(5)	Share Ownership Guidelines Met?
23,285	15,231	2,355,253	2,036,931	Yes

Torex Gold Resources Inc. | TSX: TXG

Andrew Snowden – Chief Financial Officer
Independent: No Age: 45 Location: Oakville, Ontario, Canada Director since: N/A 2025 election results: N/A	Qualifications Certified Director, Institute of Corporate Directors Chartered Professional Accountant (CPA, CA) Bachelor of Science from the University of Durham, Durham, United Kingdom

Andrew Snowden joined Torex Gold as CFO in January 2021 and will assume the role of President and CEO immediately following the Meeting. He is an accomplished mining executive with more than 20 years of international corporate experience.

Before joining Torex, Mr. Snowden served as Senior Vice President and CFO at Sherritt International Corporation, a multinational mining company with its primary operations in North America, the Caribbean and Africa.

Prior to joining Sherritt, Mr. Snowden worked at Ernst & Young in the UK, Australia, and Canada. He is a holder of the Institute of Corporate Directors designation, a Chartered Professional Accountant (CPA, CA), and has a Bachelor of Science degree from the University of Durham in England.

Key Areas of Expertise/Experience
Board Experience	Senior Management	Mining Operations	Mine Development & Construction

Mineral Exploration	Strategy, Corporate Finance and M&A	Financial/Audit	Governance

Sustainability	Communications/IR	Compensation/HR	IT/Cyber/Digital

2025 Board/Committee Membership	2025 Attendance		Other Public Board Memberships and Interlocks
N/A	N/A	N/A	None

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price April 27, 2026(4)	Value Per Company Policy April 27, 2026(5)	Share Ownership Guidelines Met?
62,955	86,522	9,140,519	7,142,439	Yes

Torex Gold Resources Inc. | TSX: TXG

Caroline Donally
Independent: Yes Age: 51 Location: Houston, Texas, U.S.A. Director since: October 1, 2024 2025 election results: 98.77% Votes For

Qualifications

Chartered Accountant (South Africa)

Bachelor of Commerce (Accounting) from the

University of the Witwatersrand

Bachelor of Accounting Science (Honours) from the

University of South Africa

Ms. Donally is currently a Managing Partner in mining private equity at Sprott Inc. and Managing Partner of Sprott Private Resource Streaming and Royalty Corp, where she sits on both the Environment, Social, and Governance and Investment Committees. Prior to joining Sprott, she was Managing Director of Denham Capital Management LLP, where she managed a global investment portfolio in excess of $1 billion, and held previous positions at Rand Merchant Bank, Investec, and BDO Spencer Steward. Her extensive Board experience covers exploration, development, and producing assets across North America, Africa, and South America and she currently serves on the board of directors of Major Drilling Group International where she is a member of the Audit Committee and Chair of the Environment, Health and Safety Committee.

She is highly regarded within the mining industry and has twice been named one of the “100 Global Inspirational Women in Mining”.

Ms. Donally previously served as a director of Highland Copper Company Inc., and chair of its Audit Committee and member of its Governance and HR Committee, and as director of Turquoise Hill Resources Ltd.

The Board has determined that Ms. Donally is an audit committee financial expert based on her education, professional qualification and extensive international experience in commerce and financing, including in extractive industries.

Key Areas of Expertise/Experience
Board Experience	Senior Management	Mine Development and Construction	Financial/Audit

Governance Communications/IR	Sustainability Compensation/HR	Sustainability	Strategy, Corporate Finance and M&A

2025 Board/Committee Membership	2025 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	11 of 11	100%	Major Drilling Group International Inc. No Interlocks
Audit Committee	5 of 5	100%
Compensation and HR Committee	8 of 8	100%

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price April 27, 2026(4)	Value Per Company Policy April 27, 2026(5)	Share Ownership Guidelines Met?
10,458	1,357	722,487	753,891	Yes

Torex Gold Resources Inc. | TSX: TXG

Jennifer J. Hooper
Independent: Yes Age: 61 Location: Toronto, Ontario, Canada Director since: June 29, 2021 2025 election results: 99.60% Votes For

Qualifications

Master of Science, Civil Engineering (Environmental)

from Queens University, Kingston, Ontario, Bachelor

of Science in Chemical Engineering from the

University of Waterloo, Waterloo, Ontario

Certified Director, Institute of Corporate Directors

Jennifer Hooper is a professional corporate director. Ms. Hooper was previously the CEO of the Academy for Sustainable Innovation (“ASI”), a not-for-profit organization whose mission is to promote and deliver new educational pathways to accelerate Canada’s transition to a low carbon socially inclusive economy. Ms. Hooper has almost 30 years’ experience in safety, health, environment, and sustainability. Prior to joining ASI, Ms. Hooper served in senior leadership positions at Vale Canada and Vale S.A. Her most recent role with Vale was as lead of the global health and safety function, focusing on fatality, injury and illness prevention and employee and community health.

Prior to this, Ms. Hooper held senior leadership positions in safety, health, environment, and sustainability at Vale, as VP Sustainability Global Base Metals; VP Sustainability and Human Resources; VP Sustainability, Nickel Business; and as Director, Regulatory Affairs. Previous roles include E.I DuPont, and director positions in the Ontario Government, in the Ministry of Labour and Ministry of Environment.

Key Areas of Expertise/Experience
Board Experience	Senior Management	Mining Operations	Mine Development & Construction

Strategy, Corporate Finance and M&A	Financial/Audit	Governance	Sustainability

Communications/IR	Compensation/HR	IT/Cyber/Digital

2025 Board/Committee Membership	2025 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	11 of 11	100%

Safety, CSR and Technical Committee (Chair)	3 of 3	100%

Safety and CSR Committee (Chair)	3 of 3		None

Compensation and HR Committee (Chair)	8 of 8	100%

Corporate Governance and Nominating Committee	4 of 4	100%

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price April 27, 2026(4)	Value Per Company Policy April 27, 2026(5)	Share Ownership Guidelines Met?
8,238	43,700	3,176,009	1,983,698	Yes

Torex Gold Resources Inc. | TSX: TXG

Jay C. Kellerman
Independent: Yes Age: 62 Location: Toronto, Ontario, Canada Director since: June 29, 2021 2025 election results: 99.18% Votes For	Qualifications Bachelor of Laws from the University of Windsor, Windsor, Ontario

Jay Kellerman is a partner with Stikeman Elliott LLP and a member of the Mergers & Acquisitions and Capital Markets Groups and served as the Managing Partner of Stikeman Elliott’s Toronto office from 2012 to 2018. Mr. Kellerman practices principally in the areas of corporate finance and securities law, significantly in the resource sector. With more than 35 years’ experience, his clients include public companies, investment banks, investors, boards of directors and special committees. He is also highly regarded for advising on strategic direction and growth, in addition to his transactional services.

Mr. Kellerman is recognized as a leader in his field by such authorities as Who’s Who Legal, as a Noble Practitioner Capital Markets: Equity, and M&A by International Financial Law Review’s IFLR1000: The Guide to the World’s Leading Financial Law Firms 2020, and as a leading lawyer in Corporate Finance and Securities, Corporate Commercial, M&A, and Mining by The Canadian Legal Lexpert Directory 2020.

Key Areas of Expertise/Experience
Board Experience	Senior Management	Strategy, Corporate Finance and M&A	Financial/Audit

Governance	Legal/Regulatory	Communications/IR	Compensation/HR

2025 Board/Committee Membership	2025 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	10 of 11	91%	Metals Acquisition Corp. II No interlocks
Corporate Governance and Nominating Committee (Chair)	4 of 4	100%
Compensation and HR Committee	8 of 8	100%

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price April 27, 2026(4)	Value Per Company Policy April 27, 2026(5)	Share Ownership Guidelines Met?
14,840	45,118	3,666,432	2,463,448	Yes

Torex Gold Resources Inc. | TSX: TXG

Rosalie (Rosie) C. Moore
Independent: Yes Age: 67 Location: Park City, Utah, U.S.A. Director since: June 29, 2021 2025 election results: 99.94% Votes For	Qualifications Bachelor of Science and Master of Science degrees in Geology from Kent State University, Kent, Ohio

Rosie Moore is an independent corporate director, an exploration geologist and analyst whose 30 plus-year career in mining and metals began as a site exploration geologist on projects in Nevada, Yukon, Peru and Labrador, before taking on corporate management and analyst roles at Diamond Fields Resources Inc., Yorkton Securities, Pan American Silver Corp. and Bear Creek Mining Corporation. She then transitioned into an investment and capital markets focus as a partner/analyst with Geologic Resource Funds, a Boston-based, mining-focused, globally invested equity hedge fund.

Ms. Moore serves as a director of Trifecta Gold Ltd. Ms. Moore was formerly a director of Continental Gold Ltd. and Evergold Corp. She also served as CEO and a director of Geoinformatics Exploration Inc., managing its take-over of Rimfire Minerals Corporation to yield Kiska Metals Corporation and served as a director (2013 to 2016) and as interim CEO and President 2015 to 2016) of Dolly Varden Silver Corp.

Key Areas of Expertise/Experience
Board Experience	Senior Management	Mining Operations	Mine Development & Construction

Mineral Exploration	Strategy, Corporate Finance and M&A	Financial/Audit	Governance

Sustainability	Communications/IR

2025 Board/Committee Membership	2025 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	11 of 11	100% 100%	Trifecta Gold Ltd. No Interlocks
Safety, CSR and Technical Committee	3 of 3
Safety and CSR Committee	3 of 3	100%
Technical Committee	2 of 2	100%

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price April 27, 2026(4)	Value Per Company Policy April 27, 2026(5)	Share Ownership Guidelines Met?
55,650	2,752	3,571,282	3,749,733	Yes

Torex Gold Resources Inc. | TSX: TXG

Jacques Perron
Independent: Yes Age: 64 Location: West Vancouver, British Columbia, Canada Director since: May 1, 2026 2025 election results: N/A	Qualifications Bachelor of Science degree in Mining Engineering from L’Ecole Polytechnique de Montreal, Montreal, Quebec

Jacques Perron has over 40 years of experience in the mining industry and has extensive technical and operations experience. Mr Perron is currently a director and Chair of the board of Arizona Metals. He also serves as a director of Franco-Nevada Corporation. Previously, Mr. Perron was President and Chief Executive Officer at a number of mining companies including Pretium Resources Inc.,

Thompson Creek Metals Company Inc. and St Andrew Goldfields Ltd. and has held senior executive roles at a number of other mining companies prior thereto. Mr. Perron is also the Chair of the Canadian Mineral Industry Education Foundation. Mr. Perron has a Bachelor of Science degree in Mining Engineering from l’École Polytechnique de Montréal.

Key Areas of Expertise/Experience
Board Experience	Senior Management	Mining Operations	Mine Development & Construction

Mineral Exploration	Strategy, Corporate Finance and M&A	Financial/Audit	Governance

Sustainability	Communication/IR	Compensation/HR	IT/Cyber/Digital

2025 Board/Committee Membership	2025 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	N/A	N/A	Arizona Metals Corp. Franco-Nevada Corporation No Interlocks

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price April 27, 2026(4)	Value Per Company Policy April 27, 2026(5)	Share Ownership Guidelines Met?(6)
—	—	—	—	N/A

Torex Gold Resources Inc. | TSX: TXG

Rodrigo Sandoval Independent: Yes Age: 50 Location: Mexico City, Mexico Director since: August 3, 2022 2025 election results: 99.43%

Qualifications

Bachelor of Economics, Instituto Tecnológico

Autónomo de México (“ITAM”), Mexico City

Master of Business Education, Yale School of

Management, New Haven, Connecticut, and Post

Graduate Certificate in Corporate Finance, ITAM,

Mexico City

Leadership Program in Exponential Technology and

Innovation, The Singularity University, Santa Clara,

California

Rodrigo Sandoval is the Chief Financial Officer at Grupo Gigante SAB de C.V., a role he has held since 2018. Mr. Sandoval is a seasoned executive based in Mexico with almost 25 years of experience in corporate finance, primarily in the resource and infrastructure sectors. Mr. Sandoval previously spent 10 years at Grupo Mexico (Mining, Transportation, and Infrastructure), first as Finance Director, and more recently as Corporate Chief Financial Officer. Prior to that, he held senior roles in the pharmaceutical industry and in banking.

Through his career, Mr. Sandoval has developed strong financial institutional relationships and extensive experience in financial planning, controllership, economic valuation, and corporate finance.

He has also participated in several important capital market transactions, including significant bond issuances, M&A transactions and preparation for initial public offerings.

Mr. Sandoval holds an MBA from the Yale School of Management, a Post Graduate Certificate in Corporate Finance from ITAM, Mexico and a Bachelor of Economics from ITAM, Mexico.

The Board has determined that Mr. Sandoval is an audit committee financial expert based on his education, and extensive financial experience including in extractive industries.

Key Areas of Expertise/Experience
Board Experience	Senior Management	Mining Operations	Mine Development & Construction

Strategy, Corporate Finance and M&A	Financial/Audit	Governance	Sustainability

Communications/IR	Compensation/HR	IT/Cyber/Digital

2025 Board/Committee Membership	2025 Attendance		Other Public Board Memberships and Interlocks
Board of Directors	10 of 11	91%	Grupo Gigante SAB de C.V. No Interlocks
Audit Committee Compensation and HR Committee	5 of 5 8 of 8	100% 100%
Corporate Governance & Nominating Committee	4 of 4	100%

Common Shares Held (#)(3)	Share Units Held (#)(3)	Value at Market Price April 27, 2026(4)	Value Per Company Policy April 27, 2026(5)	Share Ownership Guidelines Met?
8,466	32,389	2,498,283	1,627,958	Yes

Torex Gold Resources Inc. | TSX: TXG

Notes to the share ownership table at the bottom of each Director profile:

(1)	For additional compensation information, see “Section 12 - Statement of Executive and Director Compensation” (including the Share Ownership Guidelines on page 59).

(2)	“Independent” refers to the standards of independence under National Instrument 52-110 – Audit Committees.

(3)

“Common Shares Held” refers to the number of Common Shares beneficially owned, controlled or directed (directly or indirectly) by the Director as at April 27, 2026. The number of Common Shares held by each Director nominee is based on information provided by such nominee. “Share Units Held” refers to the total number of RSUs, PSUs and Restricted Share Units, DSUs, and applicable dividend equivalent units, as applicable, held by each Director nominee. Income tax will be payable on the redemption of the vested RSUs, PSUs, DSUs and Restricted Share Units, as applicable. For current holdings of Common Shares and vested RSUs, DSUs and Restricted Share Units, as applicable, see also “Section 12.3(c) – Compensation-Related Governance - Share Ownership Guidelines”.

(4)

“Value at Market Price – April 27, 2026” is calculated by multiplying the number of Common Shares Held and Share Units Held by the closing price of the Common Shares on the TSX on April 24, 2026 of $61.15.

(5)	For a discussion of the calculation of “Value per Company Policy – April 27, 2026” see “Section 12.3(c) – Compensation-Related Governance - Share Ownership Guidelines”.

(6)	Mr. Perron has until May 1, 2031 to meet the share ownership guidelines.

(7)

For additional compensation information for Mr. Snowden with respect to RSUs and PSUs, see “Section 12.5 - Summary and Other Compensation Tables” including “Incentive Plan Awards”. For additional compensation information for non-executive directors with respect to equity compensation, see “Section 12.7 – Director Compensation.”

Torex Gold Resources Inc. | TSX: TXG

11.2	Director Expertise

The Directors have a diverse range of skills and experience. Their principal areas of competence and expertise are:

Director	Rick Howes	Andrew Snowden	Caroline Donally	Jennifer Hooper	Jay Kellerman	Rosie Moore	Jacques Perron	Rodrigo Sandoval
Industry
Board Experience
Senior Management
Mining Operations
Mine Development & Construction
Mineral Exploration
General
Strategy, Corporate Finance and M&A
Financial/Audit			*					*
Governance
Sustainability
Legal/Regulatory
Communications/IR
Compensation/HR
IT/Cyber/Digital

Advanced degree of experience or expertise in a particular area; General experience in a particular area
*	The Board has determined that each of Ms. Donally and Mr. Sandoval is an audit committee financial expert. Description of each skill area is set out below.

Torex Gold Resources Inc. | TSX: TXG

Skills, Experience and Expertise	Description
Industry

Board Experience	Prior or current experience as a board member of a public company or major private company

Senior Management	Experience leading a public company or major private company or significant function area or division of an organization

Mining Operations	Executive or management experience in relating to the operation of a mining company

Mine Development & Construction	Executive or management experience overseeing or planning and executing large scale projects

Mineral Exploration	Executive or management experience overseeing or planning and executing large scale exploration programs

General

Strategy, Corporate Finance and M&A	Experience in analyzing, identifying, evaluating, executing and implementing corporate development opportunities, including mergers, acquisitions, partnerships, joint ventures; or executive experience in corporate finance with knowledge of debt and equity markets

Financial/Audit	Minimum standard to serve on the Audit Committee is “Financially Literate” as defined by Canadian securities laws. For an advanced degree of experience, the director must hold at a minimum a CPA or CFA designation, or university degree in commerce, finance or business administration, and to be considered an ‘audit committee financial expert’, the Director must meet specified criteria sufficient to be considered an audit committee financial expert by securities regulators.

Governance	Strong understanding of the Board’s duties and responsibilities and leading regulatory, governance principles and practices

Sustainability	Experience in or a strong understanding of the requirements and leading practices in workplace health and safety, environment and social responsibility, protection of human rights and sustainability including climate change and water management matters

Legal/Regulatory	Current or former practicing lawyer in the areas of corporate, securities, M&A or mining law and regulation

Communications/IR	Experience in overseeing or managing corporate communications/IR programs

Compensation/HR	Experience in overseeing or managing compensation programs, succession planning and talent management

IT/Cyber/Digital	Experience in oversight or the design and implementation of information technology systems, privacy and cybersecurity strategy and policies or executive responsibility for IT role

Torex Gold Resources Inc. | TSX: TXG

11.3	Corporate Cease Trade Orders

No proposed Director of the Company is, as of the date hereof, or was within ten years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

•

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days that was issued while the Director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•

was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued after the Director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

11.4	Bankruptcies and Other Proceedings

No proposed Director of the Company is, as of the date hereof, or has been within ten years before the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed Director of the Company has within the ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director.

11.5	Penalties and Sanctions

No proposed Director of the Company is, as at the date hereof, or has been subject to:

•

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

•	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

11.6	Majority Voting for Directors

The Board has adopted a majority voting policy stipulating that shareholders are entitled to vote annually in favour of each individual Director nominee at a shareholders’ meeting. If the votes in favour of the election of a Director nominee at a shareholders’ meeting represent less than the number of votes withheld, the nominee will submit their resignation promptly after the meeting for the Corporate Governance and Nominating Committee’s consideration (which resignation will be effective upon acceptance by the Board). In such circumstances, the Corporate Governance and Nominating Committee

Torex Gold Resources Inc. | TSX: TXG

will make a recommendation to the Board as to the Directors suitability to continue to serve as a Director after reviewing, among other things, the stated reasons, if any, why shareholders withheld votes, the length of service and the qualifications of the Director, the Director’s contribution to the Company, the Company’s governance guidelines and TSX listing standards. The Board will consider such recommendation and, within 90 days of the shareholders’ meeting, make a decision whether or not to accept the resignation. The Board will accept the resignation absent exceptional circumstances. Following the Board’s decision regarding the resignation, the Company will publicly disclose whether the Board has accepted or rejected the resignation, including the reasons for rejecting the resignation, if applicable, and will provide a copy of the news release to the TSX. A Director who tenders their resignation pursuant to the majority voting policy is not permitted to participate in any portion of any meetings of the Board at which their resignation is being considered. The policy does not apply in circumstances involving contested director elections.

At the annual meeting of shareholders of the Company held on June 18, 2025, each director nominee that stood for election at that meeting was elected within a range of approximately 98.77% - 99.94% of the votes represented in person or by proxy at the meeting (with a range of approximately 0.06% - 1.23% of the votes withheld).

Following the Meeting, the Company will file on SEDAR+ at www.sedarplus.ca a report of voting results pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations disclosing the outcome of each matter voted upon at the Meeting and issue a press release regarding all items of business conducted at the Meeting, including the detailed results of the vote for the election of Directors. A copy of the majority voting policy is available on the Company’s website at www.torexgold.com.

11.7	Advance Notice

Shareholders who intend to nominate directors must send notice to the Company on or before May 8, 2026, 40 days prior to a shareholder meeting where the Notice-and-Access method is used to deliver materials to shareholders. This deadline is in accordance with the Company’s By-Law No. 2. A copy of By-Law No. 2 is available on the Company’s website at www.torexgold.com. Notice of the date of the Meeting was filed on SEDAR+ at www.sedarplus.ca on March 30, 2026.

Torex Gold Resources Inc. | TSX: TXG

12.	STATEMENT OF EXECUTIVE AND DIRECTOR COMPENSATION

12.1	Report on Executive Compensation from the Compensation and Human Resources Committee

Jennifer Hooper (Chair), Caroline Donally, and Jay Kellerman

Message to Shareholders

On behalf of the Board, we are pleased to share with you our approach to executive compensation for 2025 and provide additional information on how executives at Torex are paid and the basis for such decisions.

The following message highlights the key features of our executive compensation program and the principles that guide our decisions. A more detailed analysis follows in Section 12.4 – “Compensation Discussion and Analysis (“CD&A”)” beginning on page 62.

Compensation Philosophy, Commitment to Pay for Performance, and Risk Management

The Compensation and Human Resources Committee’s guiding principles with respect to executive compensation are to provide competitive compensation to attract, retain, and motivate qualified executives; while aligning pay outcomes with the Company’s performance and the creation of long-term shareholder value.

Our compensation programs are designed to establish a clear relationship between pay and performance through an emphasis on “at risk” compensation. Torex’s short-term incentive plan (“STIP”) rewards the operational performance that underpins current value creation and supports future value creation. The STIP incorporates structured Committee judgment over performance evaluation against annual objectives and associated payouts. Torex’s long-term incentive plan (“LTIP”) functions differently: it is share-based and measured on an objective metric – relative total shareholder return (rTSR) – that requires no subjectivity and is aligned with the shareholder experience over a longer timeframe.

Our compensation framework also incorporates various features designed to mitigate risk and discourage inappropriate or excessive risk-taking. These include deferred vesting of equity-based compensation, share ownership requirements, strict rules prohibiting hedging, clawback provisions, caps on incentive payouts and a balanced scorecard to measure and assess annual performance. A more detailed description of our risk management framework is set out in Section 12.3(a) – “Compensation Philosophy, Risk Management Principles and Policies” beginning on page 56.

Torex Gold Resources Inc. | TSX: TXG

2025 Company Performance Highlights

It is widely recognized that 2025 was a transformational and standout year for Torex, one that marked the successful culmination of years of work and planning to position the Company for the next phase of growth. With the completion of the Media Luna Project and successful ramp up to targeted mining and processing rates ahead of schedule; a return to free cash flow5 mid-year culminating in record quarterly free cash flow5 generation in Q4; the announcement of an inaugural return of capital program; continued meaningful investment in exploration at Morelos; and the acquisition of new assets in northern Mexico and Nevada – all against the backdrop of strong financial, operational and safety performance – 2025 reinforced management’s ability to deliver and execute with discipline and excellence in order to create significant and lasting shareholder value.

Specific highlights of 2025 include:

•

Working towards next level safety: In 2025, the Company embarked on a comprehensive Next Level Safety program, designed to ensure that no lives are lost or permanently harmed due to a workplace incident. As of December 31, 2025 the lost-time injury frequency for the Morelos Complex was 0.07 and its total recordable injury frequency was 0.73, marking one of the Company’s safest years. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis.

•

Delivery and ramp up of the Media Luna Project: In late March 2025, the tie-in period was completed at the processing plant and the Company achieved first production of copper concentrate, with commercial production at Media Luna declared on May 1, 2025. Ramp up of the underground mine to targeted mining rates progressed above plan, with rates of 7,000 tpd achieved by the end of 2025 ahead of the target of 6,500 tpd.

•

Strong H2 production: Torex delivered payable production of 376 koz AuEq for 2025, with 234 koz AuEq delivered in the second half of the year, reflecting a strong run rate reflective of future expectations from the Morelos Complex.

•

Superb financial year marked by a return to free cash flow[5] generation and record annual margins and revenue: Strong production, supported by a backdrop of high metal prices, resulted in a record annual all-in sustaining costs margin of 51%, record annual revenue of US$1.3 billion and adjusted EBITDA[5] of US$730.3 million. The Company returned to positive cash flow in the second half of the year following completion of the Media Luna build, with record quarterly free cash flow[5] of US$166M generated in Q4. The Company exited the year with US$426 million in available liquidity[5] and the remaining US$30 million in outstanding debt for the Media Luna Project was repaid by the end of January 2026.

•

Inaugural return of capital program: The Company announced and executed an initial return of capital program consisting of an inaugural quarterly dividend of C$0.15 per Torex Share and share repurchases through the Company’s NCIB. In December, the Company paid an inaugural dividend to shareholders and by the end of 2025 repurchased 825,769 Torex Shares.

•

Progress on Media Luna North: The Media Luna North internal feasibility study was completed in 2025 including all associated infrastructure engineering, as well as geotechnical, hydrogeological, geochemistry and metallurgical evaluations, final mine design and sequencing, and integrated mine

[5]

Free cash flow, adjusted EBITDA and available liquidity are non-GAAP measures. See “Non-GAAP Financial Performance Measures” on page 94 in this Circular for more detailed information on these measures.

Torex Gold Resources Inc. | TSX: TXG

scheduling with Media Luna. First production at Media Luna North remains on track for late 2026 with the declaration of commercial production expected shortly thereafter.

•

Continued drilling and exploration success at Morelos: In 2025, 121,315 metres were drilled at Morelos using ten surface and five underground drill rigs, representing 97.4% of the annual plan. Drilling at ELG Underground extended mine life by two years through 2031, increasing reserves for the deposit by 17%. An inaugural Inferred Resource of 506 koz AuEq at 5.11 gpt was declared at Media Luna West following the conclusion of the drilling program, underlining the continued resource potential of the south side of the property. As a result, overall Inferred Resources at Morelos increased by 30%, largely driven by this addition as well as drilling success at Media Luna North and ELG Underground.

•

Growth through M&A: In August 2025, the Company completed the acquisition of Reyna Silver for total cash consideration of US$27.4 million. The acquisition provided Torex with 100% ownership of two exploration properties in Chihuahua, Mexico (Batopilas and Guigui), as well as exposure to two highly prospective properties in Nevada (Gryphon and Medicine Springs) via option agreements. Subsequently in October 2025, the Company completed the share acquisition of Prime Mining for total consideration of US$436.2 million, acquiring a 100% interest in the Los Reyes project located in Sinaloa, Mexico.

•

Continued excellence in responsible mining: Commissioning of the Company’s new 8.45-megawatt (MW) solar plant was completed in June 2025, a key component of the Company’s climate change strategy and target to achieve a 10% absolute reduction in Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030 against the 2021 baseline. The Company continued to comply with global sustainability standards including the International Cyanide Management Code and the World Gold Council Responsible Gold Mining Principles and relationships with local communities and other key stakeholders remained positive and productive.

Key Areas of Compensation Focus 2025

We regularly review our executive compensation programs to ensure they are competitive and aligned with achieving successful outcomes for the Company and our shareholders. We focus on performance relative to peer companies as well as progress against our business plans and strategy while maintaining good, market-aligned governance processes and practices. Within that context, we focused on the following key areas in 2025:

•

With assistance from Meridian Compensation Partners (“Meridian”), the independent compensation consultant, conducted a review of the performance peer group for the 2026 PSU awards, compensation peer group, and the competitiveness of executive compensation relative to peer companies and broader market data in alignment with our compensation philosophy.

•	Received and reviewed a report on executive and director pay trends in Canada and in the mining sector to inform our decision-making.

•	Oversaw the CEO transition plan, including related compensation considerations to support leadership continuity.

•	Held our annual “Say on Pay” advisory vote as part of our 2025 Annual Meeting and received a 97.4% approval result, as noted in more detail under “Say on Pay” below.

Torex Gold Resources Inc. | TSX: TXG

2025 CEO Compensation

Corporate performance remains the single biggest factor affecting the Board’s decision on pay for the President and CEO of Torex. In 2025, the CEO’s target compensation mix was 22% base salary and 78% at-risk compensation, with the at-risk component weighted 26% to STIP and 52% to LTIP.

•

The LTIP is awarded as RSUs and PSUs, weighted 40% and 60% of the total LTIP grant, respectively. PSUs vest based on rTSR performance against the performance peer group, allowing the Compensation and Human Resources Committee to assess outperformance relative to other precious metals mining companies. More details on LTIP design are provided on page 74.

•

Ms. Kuzenko’s base salary remained unchanged from 2024 to 2025, following an increase from $825,000 in 2023 to $850,000 in 2024. The target STIP and LTIP awards also remained unchanged from 2024 to 2025, with the targets set at 120% and 240% of base salary, respectively prior to the application of any performance adjustments.

•

The CEO’s target total direct compensation in 2025 was $3.9 million. Ms. Kuzenko’s annual STIP for 2025 was $1,231,650, which equates to a STIP payout at 121% of target, reflecting strong performance against the majority of the Company’s key operational, financial, and strategic objectives.

CEO Realizable Pay and Performance

The following chart compares the CEO’s target total direct compensation (base salary + target STIP + target LTIP) to realized and realizable compensation over the past five years relative to total shareholder return (“TSR”), providing insight into the alignment between pay outcomes and shareholder experience. A significant portion of the CEO’s compensation is variable and “at risk.” LTIP awards consisting of PSUs and RSUs comprise the majority of this “at-risk” compensation and together represent 52% of total target compensation for the CEO. PSUs and RSUs are tied directly to the Company’s share price performance, both on a relative and absolute basis, over overlapping three-year performance periods; therefore, the majority of the CEO’s realized (versus targeted) compensation is tied to the value delivered to shareholders over these performance periods.

As shown in the chart below, the realized and currently realizable value of PSUs and RSUs for the CEO have been driven by the outperformance of the Company’s share price since 2023 and especially relative to the Company’s Performance Peer Group of precious metals peers. This outperformance resulted in PSU vesting of 194% and 113.9% respectively for the 2022 and 2023 awards (most of the 2024 and 2025 LTIP awards are still outstanding, and are shown at the Company’s share price as at December 31, 2025, and assuming 100% vesting of PSUs).

The analysis below demonstrates that compensation outcomes are closely aligned with shareholder returns over time and supports the effectiveness of the Company’s pay-for-performance compensation framework.

Torex Gold Resources Inc. | TSX: TXG

“Targeted” compensation includes Ms. Kuzenko’s base salary rate as CEO for each year, and her STIP award opportunities expressed as 100% of salary for 2021 - 2023, and 120% of salary for 2024 - 2025, and LTIP award opportunities expressed as 210% of salary for 2021 - 2022, and 240% of salary for 2023 - 2025. The grant date fair value for equity awards was determined based on the share price of the Company as follows: $17.20 for the 2021 awards on January 18, 2021; $12.84 for the 2022 awards on January 21, 2022; $17.03 for the 2023 awards on January 19, 2023; $14.10 for the 2024 awards on January 19, 2024; $28.55 for the 2025 awards on January 20, 2025.

“Realized/Realizable” compensation includes base salary paid, actual STIP payouts, and the value of LTIP awards granted in the applicable year, determined as follows:

•

2021: includes base salary paid, actual STIP paid at 120% of target, and the value of LTIP award granted in 2021, which vested on January 19, 2024 at a share price of $14.10 (versus $17.20 at the date of grant), and, for PSUs, an adjustment factor of 83.3%.

•

2022: includes base salary paid, actual STIP paid at 120% of target and the value of LTIP award granted in 2022, which vested on January 20, 2025 at a share price of $28.16 (versus $12.84 at the date of grant), and, for PSUs, an adjustment factor of 194%.

•

2023: includes base salary paid, actual STIP paid at 100% of target, and the value of LTIP award granted in 2023, which vested on January 23, 2026 at a share price of $80.01 (versus $17.03 at the date of grant), and, for PSUs, an adjustment factor of 113.9%.

•

2024: includes base salary paid, actual STIP paid at 90% of target, and the value of LTIP award granted in 2024. Vested LTIP (two RSU tranches) are valued based on the share prices at vesting: $28.16 on January 20, 2025, and $80.01 on January 23, 2026. Unvested LTIP awards (2024 PSUs and the final RSU tranche) are valued using a share price of $65.54 as at December 31, 2025 (versus $14.10 at the date of grant), with PSUs assumed to vest at target performance.

•

2025: includes base salary paid, actual STIP paid at 121% of target, and the value of LTIP award granted in 2025. The first 2025 RSU tranche, which vested on January 23, 2026, is valued using a share price of $80.01 at vesting. Remaining unvested 2025 PSUs and RSUs are valued using a share price of $65.54 as at December 31, 2025 (versus $28.55 at the date of grant), with PSUs assumed to vest at target performance.

Actual value realized upon redemption of the LTIP awards may differ from the values presented, as vested awards may be redeemed by the participant at any time between the applicable vesting date and the expiry date of the grant.

“Say on Pay”

Pay for performance and alignment with shareholders’ interests are the foundation of our executive compensation practices. The Board believes in continually enhancing our corporate governance practices and values the perspective of the Company’s shareholders. Accordingly, we provide shareholders the opportunity to vote on the Company’s approach to executive compensation through an annual “Say on Pay” advisory vote.

Torex Gold Resources Inc. | TSX: TXG

The Company has consistently received strong shareholder support for its executive compensation program as evidenced by the voting results set out below:

Year of Meeting	Result
2025	97.4%
2024	98.5%
2023	98.0%
2022	97.3%
2021	98.2%

Conclusion

The Compensation and Human Resources Committee is committed to working hard on behalf of the Board and overseeing all compensation matters in the best interest of Torex and its shareholders. The Committee carefully considered all performance outcomes in 2025, including the strong operational, financial and safety performance, the successful delivery and ramp up of the Media Luna Project, and continued execution of the Company’s growth strategy within and outside the Morelos Complex. The Compensation and Human Resources Committee believes that the compensation outcomes are appropriate and reflective of the Company’s excellent performance in 2025.

We continually monitor market trends and best practices to ensure the Company’s compensation program remains aligned with our pay-for-performance philosophy and shareholders’ interests.

Respectfully,

Compensation and Human Resources Committee

Jennifer Hooper, Chair, Caroline Donally, and Jay Kellerman

Torex Gold Resources Inc. | TSX: TXG

12.2	Compensation and Human Resources Committee Members Education and Experience

As set out in their respective Director Profiles, each member of the Compensation and Human Resources Committee has education and/or experience relevant to their responsibilities as a Compensation and Human Resources (“HR”) Committee member. Relevant experience is summarized below:

Member	Experience and Education
Jennifer Hooper (Chair)	Ms. Hooper served as VP Sustainability and Human Resources for Vale and has served on the Compensation and HR Committee since June 2024. The course work for her ICD.D designation included executive compensation and she also completed the ICD course “Human Resources and Compensation Committee Effectiveness”.

Caroline Donally	Ms. Donally’s roles as Managing Partner and in senior management include hiring, compensation and management of executives. She has served on the Compensation and HR Committee since October 2024, and has previously served on the Governance and HR Committee of Highland Copper Company Inc.

Jay Kellerman	Mr. Kellerman’s role as Managing Partner of Stikeman Elliot’s Toronto office from 2012 to 2018 included responsibility for compensation and human resources and he has served on the Compensation and HR Committee since June 2023.

12.3	Compensation-Related Governance

(a)	Compensation Philosophy, Risk Management Principles and Policies

The Compensation and Human Resources Committee’s compensation philosophy is summarized as follows:

Torex Gold Resources Inc. | TSX: TXG

Compensation and Risk Management

In establishing the Company’s compensation policies, the Compensation and Human Resources Committee seeks to address compensation-related risks. The Company’s compensation programs:

•

Incorporate the structured application of judgment into the evaluation of performance against STIP objectives. The STIP is neither based on a purely formulaic assessment of performance against objectives (which could give executives an incentive to maximize their short-term benefits to the detriment of the long-term value of the Company), nor on a purely subjective, discretionary approach to STIP payout determination.

•	Provide a balance between performance measured relative to peers/industry, and performance measured against pre-set internal objectives.

•

Are reviewed regularly by the Compensation and Human Resources Committee for ongoing alignment with the Company’s business and compensation strategy and objectives, and with market and best practices for executive compensation design.

The table below sets out key features of our governance policies and practices:

Compensation and pay for performance

Peer Group criteria and application	We use a peer group comprised of primarily North American publicly-traded mining companies to establish competitive target compensation levels.

Compensation rewards performance	We assess the performance of the NEOs based on an array of metrics, using measurement relative to goals as well as to the performance of other gold mining companies. These metrics support our business strategies for sustainable growth over short- and long-term horizons.

Significant portion of pay is at risk and based on performance	More than 75% of CEO compensation and more than 60% of other NEO compensation (on average) is at risk. 60% of executive equity-based compensation is performance-vested.

Long-term vesting	A significant portion of compensation vests over a longer timeframe of three years, consistent with our compensation philosophy.

Committee discretion	The Compensation and Human Resources Committee uses its informed judgment when recommending final compensation awards to the Board to ensure outcomes appropriately reflect risk and any extraordinary circumstances that may have arisen during the year.

Compensation governance and risk management

Say-on-pay advisory vote	Shareholders are asked to vote annually on our approach to executive compensation.

External independent advice	The Compensation and Human Resources Committee engages an independent compensation advisor to provide an external perspective of market best practices related to compensation design and governance, and objective advice on executive officer compensation.

Clawback policy	To provide a measure of accountability, Torex has a clawback policy requiring, among other things, reimbursement of erroneously awarded incentive-based compensation paid to an executive officer in the event of a restatement of financial results due to material non-compliance or wrongdoing, as determined by the Board (see Section 12.3(b)).

Torex Gold Resources Inc. | TSX: TXG

Anti-hedging policy	Directors and employees are not permitted to use hedging to undermine the risk alignment in our compensation plans (see Section 12.3(d)).

Compensation governance and risk management
Annual equity awards with overlapping performance periods	Equity awards are made annually to ensure that executives remain exposed to the consequences of their decision-making through their unvested equity-based incentives.

No stock option awards	In 2021, the Board decided to wind down the Stock Option Plan. No additional stock options were granted, and the Stock Option Plan terminated in early 2025 upon exercise of the last of the outstanding options.

Share ownership requirements	Directors and senior executives are expected to achieve and maintain a specific amount of equity in the Company (see Section 12.3(c)).

Incentive plan caps and no guaranteed payments	We cap annual STIP payouts, and payouts under the PSU program, at 200% of target, avoiding excessive payouts to senior executives and other employees. We do not provide guaranteed STIP or other annual bonus payments.

Double trigger change of control No excessive benefits and payments No loans to Directors or executives

Equity awards vest for executives only in situations where there is a “double trigger” change of control involving a loss of employment (or where outstanding awards are not assumed or replaced in the event of a change of control).

The Company’s compensation programs do not provide supplemental benefit arrangements, excessive perquisites, or excessive severance payments.

We do not provide loans to Directors or executives.

(b)	Clawback Policy

The Board has adopted a Clawback of Incentive Compensation Policy (the “Clawback Policy”) in order to provide a measure of accountability by ensuring that incentive-based compensation paid by the Company to its executive officers and employees is based on accurate financial reporting measures. Pursuant to the Clawback Policy:

1.

If the Company is required to prepare an accounting restatement of the Company’s financial results due to material non-compliance with any financial reporting requirement under applicable securities laws (a “Restatement”), the Board shall require each executive officer, and in certain circumstances each applicable employee, to repay and/or forfeit the erroneously awarded compensation received by such person during the last three completed fiscal years;

2.

If the Company is required to prepare a Restatement as a result of misconduct by the CEO and CFO, then the CEO and CFO who were in office at the time the financial document subject to restatement was originally issued shall reimburse the Company for (i) any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing of such financial document, and (ii) any profits realized from the sale of securities of the Company during that 12-month period; and

3.

If the Board in its sole discretion determines that there is wrongdoing by any executive officer, then the executive officer who was responsible for the wrongdoing shall reimburse the Company for (i) any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing of any financial

Torex Gold Resources Inc. | TSX: TXG

statement subject to restatement, (ii) any profits realized from the sale of securities of the Company during such 12-month period, and (iii) if there is no restatement as a result of the wrongdoing, the Board may, in its sole discretion, determine the amount of any bonus or other incentive-based or equity-based compensation from the Company that would not have been granted, awarded, vested, redeemed, received or earned by any current or former executive officer had the Board been aware of wrongdoing by such person at the time it occurred, and the Company may recoup such amounts granted, awarded, vested, redeemed, received or earned by the person who engaged in such wrongdoing.

(c)	Share Ownership Guidelines

To align the interests of the Company’s Directors and executives with those of shareholders, the Compensation and Human Resources Committee has adopted share ownership guidelines (the “Share Ownership Guidelines”) applicable to Directors and executives, as follows:

Participant	Guideline

Chief Executive Officer	4.2X base salary

Chief Financial Officer	3X base salary

Other Executives (reporting to the CEO)	1X base salary

Non-Executive Directors	4.2X base annual cash retainer

Common Shares owned outright, and 50% of Common Shares issuable under Share Units (vested and unvested) are included in assessing whether the guideline has been met. Share Units issued to Directors under the RSU or DSU Plans vest immediately and Share Units issued to executives under the ESU Plan vest over three years (or at the end of a three year period, for PSUs), subject to the adjustment factor for the PSUs. While including PSUs as an eligible form of equity is supported by market practice, Torex’s policy of only counting 50% of all Share Units (RSUs, PSUs and DSUs) is narrower than typical market practice. Share Units issued to executives are also settled in shares issued from treasury by default.

Once a participant has achieved the applicable Share Ownership Guidelines amount, such participant is deemed to have met the requirement. Thereafter, compliance is assessed on an ongoing basis in accordance with Share Ownership Guidelines. Participants are expected to maintain ownership at or above the applicable amount at all times and may not dispose of Common Shares if such disposition would reasonably be expected to result in non-compliance. The Compensation and Human Resources Committee reviews the Share Ownership Guidelines from time to time and recommends any changes to the Board for approval.

The table below shows the degree of attainment with guideline requirements. Covered executives and Board members have five years after joining the Company, and five years following an increase in base salary related to a promotion or increase in base retainer, as applicable, to comply with the guidelines.

Torex Gold Resources Inc. | TSX: TXG

Participant	Common Shares Held (# of shares)(1)	Value of Common Shares Held at Market Price ($)(1)	Share Units Held (# of units)(6)	Value of Share Units Held at Market Price ($) (7)	Value of Ownership Position at Market Price ($) (7)	Value of Ownership Position as per Guidelines ($)(2)(5)	Guideline Value ($)(3)	Share Ownership Guidelines Met?(2)(4)
Executives
Jody Kuzenko	198,572	12,142,678	196,345	12,006,497	24,149,175	19,617,302	3,780,000	Yes
Andrew Snowden	62,955	3,849,698	86,522	5,290,820	9,140,519	7,142,439	1,575,000	Yes
Dave Stefanuto	8,618	526,991	66,082	4,040,914	4,567,905	2,785,411	470,000	Yes
Faysal Rodriguez	39,415	2,410,227	57,876	3,539,117	5,949,345	4,530,226	430,000	Yes
Angie Robson	12,657	773,976	35,112	2,147,099	2,921,074	2,010,261	385,000	Yes
Directors
Rick Howes	23,285	1,423,878	15,231	931,376	2,355,253	2,036,931	357,000	Yes
Caroline Donally	10,458	639,507	1,357	82,981	722,487	753,891	357,000	Yes
Jennifer Hooper	8,238	503,754	43,700	2,672,255	3,176,009	1,983,698	357,000	Yes
Jay Kellerman	14,840	907,466	45,118	2,758,966	3,666,432	2,463,448	357,000	Yes
Rosie Moore	55,650	3,402,998	2,752	168,285	3,571,282	3,749,733	357,000	Yes
Jacques Perron (4)	—	—	—	—	—	—	357,000	N/A
Rodrigo Sandoval	8,466	517,696	32,389	1,980,587	2,498,283	1,627,958	357,000	Yes

Notes:

(1)

The value of Common Shares, RSUs, PSUs and Restricted Share Units, and dividend equivalent units, as applicable, held on April 27, 2026 is based on the closing price of the Common Shares on the TSX on April 24, 2026 of $61.15/share.

(2)	Common Shares owned outright, and 50% of Common Shares issuable under Share Units (vested and unvested) are included in assessing whether the guideline has been met.

(3)	Based on base salary rates and annual cash retainers as at May 1, 2026, as the case may be.

(4)	Mr. Perron has until May 1, 2031 to meet the share ownership guidelines.

(5)

Value of Ownership Position as per Guidelines is calculated as follows: (a) RSUs, PSUs, and DSUs are valued at the greater of their grant date value or their market value as at December 31 of the prior calendar year (December 31, 2025); and (b) common shares are valued at the greater of their acquisition cost or their market value at December 31 of the prior calendar (December 31, 2025).

(6)	The number of share units includes dividend equivalent units issued in connection with quarterly dividends paid on the Company’s Common Shares.

(7)

The value of share units and value of ownership position at Market Price was based on 100% of common shares under the share units (vested and unvested) and the market price of $61.15/ share on April 24, 2026

(d)	Anti-Hedging Policy

The Company’s insider trading policy further aligns the interests of shareholders, Directors, and employees, by prohibiting Directors and employees from (a) selling securities of the Company if they do not own or have not fully paid for them (a short sale) except for sales of common shares (“Common Shares”) of the Company where the individual holds a stock option, restricted share unit or performance share unit issued by the Company and convertible into Common Shares of the Corporation, and within 10 calendar days after the sale, the individual exercises the option or redeems the right, as the case may be, and delivers the Common Shares so acquired to the purchaser; (b) buying or selling a call or a put on securities of the Company or entering into any equity monetization transaction that would have an equivalent effect; or (c) purchasing financial instruments (including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in the market value of their holdings of Company stock.

(e)	Independent Advice/Executive Compensation-Related Fees

The Compensation and Human Resources Committee retains independent advisors as it deems appropriate to assist it with its decision-making related to senior executive compensation. The Compensation and Human Resources Committee considers the information and recommendations provided by its advisor (and by management); however, is ultimately responsible for its own decision-making. In 2025, the Compensation and Human Resources Committee retained Meridian to provide

Torex Gold Resources Inc. | TSX: TXG

independent advice to the Compensation and Human Resources Committee. A summary of fees billed by Meridian for such services in 2024 and 2025 is as follows:

	2025	2024
Executive Compensation Related Fees ($)	$176,082	$142,860
All Other Fees ($)	Nil	Nil

Meridian was originally engaged by the Compensation and Human Resources Committee in 2015.

Torex Gold Resources Inc. | TSX: TXG

12.4	Compensation Discussion and Analysis (“CD&A”)

(a)	Named Executive Officers

Jody L.M. Kuzenko – President and Chief Executive Officer

Jody Kuzenko has served as President & CEO of Torex Gold since June 2020, having previously been Chief Operating Officer from 2018. She has more than 25 years of experience in the mining industry, mainly acquired at Vale (formerly Inco), where she started as Chief Legal Officer and then moved into operations where she held roles of increasing responsibility across the Company’s North Atlantic operations. She holds a Bachelor of Laws from the University of Western Ontario, an Honours Bachelor of Arts from McMaster University, and is a Certified Director from the ICD-Rotman Directors Education Program. She also serves as a Director of the Mosaic Company and the World Gold Council.

2025 Key Accomplishments:

•	Led the successful delivery of the Company’s strategy in 2025 across all six strategic pillars

•	Successfully set up Morelos as the Company’s flagship asset with more than a decade of mine life based on the reserve case alone and significant free cash flow[6] expected for the forseeable future

•	Transformed the Company from a single-asset gold producer to a multi-asset gold, copper and silver producer through successful M&A execution

•	Exceptional leadership in building an organizational culture where teamwork, operational discipline and a strong commitment to responsible mining is deeply embedded

•	Significant investor relations and marketing engagement with share price performance up 143% year over year

2025 Pay Mix at Target	2025 Total Direct Compensation
	Compensation	Actual 2025
	Base Salary	$850,000
	Short-Term Incentives	$1,231,650
	Long-Term Incentives
	2025 PSU Award	$1,223,996
	2025 RSU Award	$815,987

	Total Direct Compensation	$4,121,633

Share Ownership Guidelines: 4.2 X Base Salary
Common Shares Held (#)	Share Units Held (#)	Value at Market Price April 27, 2026	Value Per Company Policy April 27, 2026	Share Ownership Guidelines Met?
198,572	196,345	24,149,175	19,617,302	Yes

For details on the calculations and definitions related to the table above, please refer to Section 12.3(c) – Compensation-Related Governance – Share Ownership Guidelines.

[6]	Free cash flow is a non-GAAP measure. See “Non-GAAP Financial Performance Measures” on page 94 in this Circular for more detailed information on this measure.

Torex Gold Resources Inc. | TSX: TXG

Andrew Snowden – Chief Financial Officer

Andrew Snowden joined Torex Gold as CFO in January 2021 and will assume the role of President and CEO immediately following the Meeting. Before joining Torex, Mr. Snowden served as Senior Vice President and CFO at Sherritt International Corporation, a multinational mining company with its primary operation in North America, the Caribbean and Africa. Prior to joining Sherritt, Mr. Snowden worked at Ernst & Young in the UK, Australia, and Canada. He is a holder of the Institute of Corporate Directors designation, a Chartered Professional Accountant (CPA, CA), and has a Bachelor of Science from the University of Durham in England.

2025 Key Accomplishments:

•	Led the design and delivery of the Company’s inaugural return of capital program

•	Led the planning and execution of all aspects of the sales and logistics of the Company’s new copper concentrate product

•	Exceptional operational and capital expenditure cost management and containment

•	Managed the Company’s liquidity position and strengthened the Company’s balance sheet to support the ongoing strategy on growth and capital allocation

•	Key participant in the Company’s M&A activities in 2025

2025 Pay Mix at Target	2025 Total Direct Compensation
	Compensation	Actual 2025
	Base Salary	$500,000
	Short-Term Incentives	$485,000
	Long-Term Incentives
	2025 PSU Award	$539,995
	2025 RSU Award	$359,987

	Total Direct Compensation	$1,884,982

Share Ownership Guidelines: 3 X Base Salary

Common Shares Held (#)	Share Units Held (#)	Value at Market Price April 27, 2026	Value Per Company Policy April 27, 2026	Share Ownership Guidelines Met?
62,955	86,522	9,140,519	7,142,439	Yes

For details on the calculations and definitions related to the table above, please refer to Section 12.3(c) – Compensation-Related Governance – Share Ownership Guidelines.

Torex Gold Resources Inc. | TSX: TXG

Dave Stefanuto – Executive Vice President, Technical Services and Capital

Projects Dave Stefanuto joined Torex Gold in September 2021 and brings over 25 years of experience in project execution and engineering, focusing on both surface and underground mining operations. Prior to Torex, Mr. Stefanuto spent most of his career at Vale (formerly Inco), most recently as Director of North Atlantic Projects, leading major projects like the Voisey’s Bay Mine Expansion. He has managed projects ranging from $30M to over $2B. Mr. Stefanuto has served on the Board of the Centre of Excellence in Mining Innovation (CEMI). He is a professional engineer with a Bachelor of Applied Science in Civil Engineering from the University of Waterloo.

2025 Key Accomplishments:

•	Led the delivery of the Media Luna Project to substantial completion

•	Outstanding support to operations during project commissioning, hand off and ramp up

•	Led completion of the Media Luna North feasibility study, with development of the project well underway and on track for first production by year-end 2026

•	Advanced the Los Reyes PEA following the acquisition of Prime Mining

•	Developed a new Project Governance System for Torex

2025 Pay Mix at Target	2025 Total Direct Compensation
	Compensation	Actual 2025
	Base Salary	$460,000
	Short-Term Incentives	$386,400
	Long-Term Incentives
	2025 PSU Award	$365,000
	2025 RSU Award	$275,993

	Total Direct Compensation	$1,487,393

Share Ownership Guidelines: 1 X Base Salary

Common Shares Held (#)	Share Units Held (#)	Value at Market Price April 27, 2026	Value Per Company Policy April 27, 2026	Share Ownership Guidelines Met?
8,618	66,082	4,567,905	2,785,411	Yes

For details on the calculations and definitions related to the table above, please refer to Section 12.3(c) – Compensation-Related Governance – Share Ownership Guidelines.

Torex Gold Resources Inc. | TSX: TXG

Faysal Rodriguez – Senior Vice President, Mexico

Faysal Rodriguez was appointed Vice President Mexico in June 2020, after serving as General Manager of the El Limón Guajes Mine Complex since 2018, where he led the team to record safety and production results. With over 20 years of mining experience, Mr. Rodriguez has held senior roles at companies including Glamis Gold, Agnico Eagle, and Nyrstar, working in Mexico, Honduras, and Chile. He currently serves as a Director at Oroco Resource Corp. Mr. Rodriguez holds a degree in Civil Engineering from the Universidad Autónoma de Sinaloa.

2025 Key Accomplishments:

•	Provided exceptional safety leadership, culminating in one of the Company’s safest performance years

•	Provided operational leadership that delivered strong production and operational cost management results in 2025

•	Led the ramp up at the process plant and Media Luna mine, which progressed well ahead of plan

•	Oversaw positive relations with local communities and government officials at all levels, with no security, community or environmental issues in 2025

•	All permits and required land approvals in Mexico obtained as required

2025 Pay Mix at Target	2025 Total Direct Compensation
	Compensation	Actual 2025
	Base Salary	$400,000
	Short-Term Incentives	$336,000
	Long-Term Incentives
	2025 PSU Award	$260,063
	2025 RSU Award	$239,991

	Total Direct Compensation	$1,236,054

Share Ownership Guidelines: 1 X Base Salary

Common Shares Held (#)	Share Units Held (#)	Value at Market Price April 27, 2026	Value Per Company Policy April 27, 2026	Share Ownership Guidelines Met?
39,415	57,876	5,949,345	4,530,226	Yes

For details on the calculations and definitions related to the table above, please refer to Section 12.3(c) – Compensation-Related Governance – Share Ownership Guidelines.

Torex Gold Resources Inc. | TSX: TXG

Angie Robson – Senior Vice President, Human Resources, ESG and Communications

Angie Robson joined Torex in 2020 bringing 25 years of experience in corporate affairs, communications, and community relations, with a focus on the mining industry. Prior to Torex, she worked at Vale (formerly Inco) in roles of increasing responsibility, most recently leading Corporate Affairs, Communications and Sustainability for the Company’s North Atlantic Operations and Asian Refineries. Ms. Robson is known for her expertise in issues management and building strong relationships with employees, governments, indigenous communities, and stakeholders. She holds an Honours Bachelor of Arts from Laurentian University and an MBA from McGill University. She has served on a number of not-for-profit boards including the Northern Ontario School of Medicine and currently serves as a Director and Chair of the HR and Compensation Committee for the Health Sciences North Foundation.

2025 Key Accomplishments:

•	Oversaw the successful completion of the Media Luna Workforce Transition Plan from open pit mining to underground operations

•	Led the development of a new Water Stewardship and Conservation Strategy for Torex

•	Improved or maintained ESG ratings with key rating agencies through quality disclosure and management of the Company’s sustainability strategy

•	Led significant improvements to the Company’s Performance Effectiveness System including the incorporation of Individual Development Plans

•	Led the strategy on people integration following the acquisitions of Prime Mining and Reyna Silver

2025 Pay Mix at Target	2025 Total Direct Compensation
	Compensation	Actual 2025
	Base Salary	$365,000
	Short-Term Incentives	$260,063
	Long-Term Incentives
	2025 PSU Award	$219,007
	2025 RSU Award	$146,005

	Total Direct Compensation	$990,075

Share Ownership Guidelines: 1 X Base Salary

Common Shares Held (#)	Share Units Held (#)	Value at Market Price April 27, 2026	Value Per Company Policy April 27, 2026	Share Ownership Guidelines Met?
12,657	35,112	2,921,074	2,010,261	Yes

For details on the calculations and definitions related to the table above, please refer to Section 12.3(c) – Compensation-Related Governance – Share Ownership Guidelines.

Torex Gold Resources Inc. | TSX: TXG

(b)	NEO Pay and TSR Performance

Equity-based compensation represents 52% of target total direct compensation for the CEO and more than 45% for the other NEOs on average, meaning a significant portion of the value realized by the NEOs depends on Torex’s share price performance, as noted in the Compensation and Human Resources Committee’s letter above.

Torex’s 5-year cumulative TSR compared to that of the S&P/TSX Composite and S&P/TSX Global Gold Index, based on the value of $CAD 100 invested as of January 1, 2021, is included in the chart below.

Dividends assumed reinvested on the ex-dividend date.               Data source: S&P Capital IQ.

(c)	Oversight of the Executive Compensation Program

The Compensation and Human Resources Committee oversees the compensation of the NEOs. The Compensation and Human Resources Committee’s responsibilities include, but are not limited to:

•	Reviewing and recommending to the Board for approval the compensation and other benefits of the NEOs.

•	Reviewing the corporate and NEOs’ goals and objectives for the next financial year of the Company.

•	Evaluating the corporate and NEOs’ performance following the end of the financial year with input from the CEO on goals, objectives and performance of the NEOs other than the CEO.

In determining its recommendation to the Board for CEO compensation, the Compensation and Human Resources Committee considers the CEO’s performance, the Company’s performance, the compensation of other chief executive officers at comparable companies, other relevant factors including the CEO’s self-assessment, and input from the Compensation and Human Resources Committee’s independent advisor.

Torex Gold Resources Inc. | TSX: TXG

In determining its recommendation to the Board for other NEO compensation, the Compensation and Human Resources Committee considers the CEO’s evaluation of each NEO’s individual performance and pay recommendations, the Company’s performance, the compensation of executives at comparable companies, input from the Compensation and Human Resources Committee’s independent advisor, and other relevant factors. The Compensation and Human Resources Committee, as members of the Board and other Board committees, also receive presentations from and interact directly with the NEOs over the course of the year.

(d)	Use of Market Data and Peer Group for Benchmarking

The Compensation and Human Resources Committee reviews compensation elements for each NEO annually, taking into account each NEO’s scope of responsibilities, experience, and individual performance. The Compensation and Human Resources Committee also compares NEO compensation levels, by component of pay and in total, to benchmark market data. The market data is developed primarily using a peer group of mining companies that are similar to Torex in profile and complexity, and, for which the Company primarily competes for executive talent. This group was last reviewed in 2023 using the following criteria:

Factors	Selection Criteria
Industry	Mining companies with an emphasis on precious metal producers

Geography	North American companies with operations in North and Latin America

Size	Within a reasonable size range, generally 1⁄3x – 3x of Torex’s size, based on total assets, with revenue and market capitalization used as secondary screening criteria

Corporate Structure	Publicly-traded companies

Torex’s benchmarking peer companies for 2025 included:

Alamos Gold Inc.	Equinox Gold Corp.	New Gold Inc.
B2Gold Corp.	First Majestic Silver Corp.	OceanaGold Corp.
Capstone Copper Corp.	Fortuna Silver Mines Inc.	Pan American Silver Corp.
Centerra Gold Inc.	Hecla Mining Company	SSR Mining Inc.
Coeur Mining, Inc.	Hudbay Minerals Inc.
Dundee Precious Metals Inc.	Lundin Gold Inc.

In 2025, the Compensation and Human Resources Committee revised the compensation peer group for 2026 to reflect changes to the peer universe. This included the removal of Pan American Silver Corp. due its significantly larger market capitalization. In addition, in keeping with the selection criteria, Orla Mining Ltd., with assets in Canada, U.S., Mexico, and Panama, and total assets of $2,6B, revenue of $600M and a market capitalization of ~$4.0B as of July 1, 2025,7 was added to the 2026 compensation peer group.

When making pay decisions, the Compensation and Human Resources Committee considers market data from this group, and other industry market data as appropriate, using the market median as a reference point. However, benchmarking is not intended to result in median pay outcomes, as compensation decisions are primarily driven by Company performance and shareholder experience, consistent with the Company’s compensation philosophy and governance framework.

[7]	Data source: S&P Capital IQ. Total assets and total revenues reflect trailing 12-month values, Market capitalization is based on a 6-month weighted average.

Torex Gold Resources Inc. | TSX: TXG

(e)	Elements of Torex’s Compensation Program

The components of the Company’s compensation program are base salary, short-term incentive, long-term incentive, and benefits as set out in the table below:

Compensation Element	Form	Performance Period	Purpose
Annual Compensation
Base Salary	Cash	N/A	Fixed pay, that is paid throughout the year, provides a baseline market competitive level of compensation to NEOs for the level of accountability and complexity inherent in their roles.

Short-Term Incentive (STIP)	Cash	1 year	At-risk pay intended to provide a meaningful incentive to achieve the Company’s annual operational objectives. Executives are rewarded based on the achievement of specific corporate and individual goals.

Long-Term Incentive Plan (LTIP) Compensation

Performance Share Units (PSUs)	Shares/ Cash	3 years	At-risk equity-linked pay that aligns NEO interests over the longer term with those of investors, by requiring strong rTSR performance over each three-year performance period.

Restricted Share Units (RSUs)	Shares/ Cash	1-3 years	Equity-linked pay that vests ratably over three years, which supports a longer-term focus for decision-making and aligns executive interests with those of shareholders.

Other Compensation

Benefits and Perquisites	N/A	N/A

Baseline employee benefits necessary to maintain market competitiveness and maintain executive health and well-being.

NEOs generally are eligible for group benefit programs (medical, pharmacy, vision, life and AD&D insurance), on the same basis as other employees.

The NEOs are entitled to annual health assessments.

Following a peer market review of retirement benefits, Torex introduced a group Registered Retirement Savings Plan (“RRSP”) and supplemental non-registered savings plan (“NSRP”) for its employees (including executives) in 2024.

Torex Gold Resources Inc. | TSX: TXG

(f)	Mix of Pay

The charts below illustrate the 2025 target compensation mix and proportion of “at-risk” pay for the CEO and other NEOs (based on 2025 base salary, target STIP, and target LTIP award values in percentage of salary terms). At target, more than 75% of CEO pay and more than 60% of other NEO pay is “at risk” and subject to performance:

Totals may not equal 100% due to rounding.

(g)	Summary of NEO Target Compensation Values

2025 NEO target direct compensation (the sum of salary, target value of STIP, and LTIP awards) are summarized as follows:

Name	2025 Salary	STIP Opportunity (% of Salary)	LTIP Award (% of Salary)	LTIP Allocation PSUs	RSUs	Target Direct Compensation
Jody Kuzenko (CEO)	$850,000	120%	240%	60%	40%	$3,910,000
Andrew Snowden (CFO)	$500,000	80%	180%	60%	40%	$1,800,000
Dave Stefanuto	$460,000	70%	150%	60%	40%	$1,472,000
Faysal Rodriguez	$400,000	70%	150%	60%	40%	$1,280,000
Angie Robson	$365,000	60%	100%	60%	40%	$949,000

(h)	2025 Base Salaries

Base salary is a fixed component of the executive compensation program that rewards for fulfilling the responsibilities of the role and also assists with talent attraction and retention. In 2025, the Compensation and Human Resources Committee determined that no adjustments to base salaries or other elements of compensation for NEOs were required. This followed modest base salary increases implemented in 2024 to maintain alignment with market trends and peer group competitiveness.

Name	2024 Salary	2025 Salary	% Change
Jody Kuzenko (CEO)	$850,000	$850,000	—%
Andrew Snowden (CFO)	$500,000	$500,000	—%
Dave Stefanuto	$460,000	$460,000	—%
Faysal Rodriguez	$400,000	$400,000	—%
Angie Robson	$365,000	$365,000	—%

Torex Gold Resources Inc. | TSX: TXG

(i)	Short-Term Incentive Plan

STIP awards are paid based on performance against a series of performance objectives. Each of the NEOs has a target STIP opportunity expressed as a percentage of base salary and allocated between “company” performance rating and “individual” performance rating. The company performance weighting ranges from 85% for the CEO and 75% of the target STIP opportunity for the other NEOs, with the remainder weighted toward individual performance. The STIP award is calculated based on the following formula:

STIP payouts may range from 0% to 200% of target, depending on performance for the year. Performance within Torex’s published guidance range could be expected to generate a payout of between 80% and 150% of target, for a given indicator. A payout at 200% of target would require exceptional performance across multiple dimensions of the STIP scorecard.

The Compensation and Human Resources Committee’s final performance evaluation and payout determination considers performance measured holistically against all STIP indicators, using structured discretion as appropriate to balance quantitative calculations with an evaluation of total performance at the corporate and individual level and the ever-shifting context in which objectives were delivered or missed. In early 2026, the Compensation and Human Resources Committee considered the Company’s performance against the 2025 corporate STIP goals. STIP awards shown as earned in the 2025 fiscal year were not paid until February 2026.

Company Performance

The company performance rating for Torex in 2025 was 119 out of a possible 200, which was rounded to 120. This rating was determined by the Compensation and Human Resources Committee and recommended to the Board for approval, with input from the CEO. In determining this scoring, the Compensation and Human Resources Committee considered the strong holistic performance against the corporate performance measures that were established at the start of the year. A summary of the STIP performance measures, weightings and actual performance assessments against targets for 2025 is provided in the following table:

Torex Gold Resources Inc. | TSX: TXG

Performance Measure	Target	Performance Results	Score %	Weight	Weighted Score
Responsible Mining (Weighting 20%)
Lost-Time Injury Frequency	<1	0.07	150%
Reportable Spills	0	0	100%
Fatal risk standards + critical controls	Design + workshops for controls definition + implementation plan for all areas by year-end 2025	Achieved. Fatal risk standards drafted and critical control verification process implemented and embedded into management routines; workshops held with site leaders and support staff; 1183 verifications completed.	150%
Climate Change	Complete Year 3 GHG workplan to achieve 10% absolute GHG reduction target by 2030	Achieved. Solar Plant project complete and commissioned and plan to quantify Scope 3 emissions complete for first disclosure in 2026.	100%
Water Stewardship	Finalize and implement a Morelos water stewardship and conservation strategy	Achieved. The strategy, which includes water management and recycling targets, was finalized by year-end for disclosure in 2026	100%
People & Culture	Design and implement a development planning system with individual development plans (IDPs) created in 2025 for all corporate employees and to the manager level at site	Achieved. A new system to create IDPs was designed and implemented, with IDPs created for all corporate employees and to the manager level at site as per plan.	100%
Community Relations	Access to land negotiated with Ejidos/landowners + routine permits obtained as necessary to support drilling/exploration	Achieved. MIA Modification approved for Media Luna North and Exploration areas. Temporary Occupation Agreements approved with 100% support by Atzcala Ejido. Entered into 1-year agreement with the ejido at Batopilas. New MIA approved for drilling activities at Los Reyes	100%
STIP Contribution			113%	20%	23%
Morelos Production (Weighting 30%)
Production (AuEq)	AuEq production: 400K to 450K oz at budgeted price assumptions	390 koz AuEq, at budgeted prices, marginally below guidance range.	90%
Business Process Framework (BPF)	Implement BPF at Media Luna & Surface Plants	Achieved. BPF Process and SAP user training completed. Fixed plant and mine services maintenance teams achieved 80% compliance to Work Management processes; significant increase in planned and scheduled work.	125%
Mine Production Planning	Implementation of mine production planning process at Media Luna, including Deswik Ops	Achieved. Media Luna production planning process implemented supported by Deswik Ops.	125%
STIP Contribution			113%	30%	34%

Torex Gold Resources Inc. | TSX: TXG

Performance Measure	Target	Performance Results	Score %	Weight	Weighted Score
Cost Control + Capital Allocation (Weighting 20%)
AISC (US $/ oz)(4)	$1,400 to $1,600/oz AuEq at budgeted price assumptions on metals and Fx	$1,631/ oz AuEq	75%
Sustaining Capital (US $)(4)	$85M to $95M	$107M	90%
Non-sustaining Capital (US $)(4)	$90M to $100M	$179M	50%
Cost containment	Recommend cost reduction opportunities to the Executive team for evaluation	Achieved. Cross-functional team completed and recommended actions in several areas including insourcing certain contractor activities, supply chain optimizations and operational activities to optimize costs	125%
Capital Allocation	Return of Capital Strategy finalized + approved + start of implementation	Achieved. Return of capital strategy developed, approved and commenced in Q4.	100%
Growth	Growth through M&A	Achieved. Acquisition of Reyna Silver in Q3 provided a portfolio of early-stage exploration properties in Nevada, USA and Chihuahua, MX. Acquisition of Prime Mining in Q4 provided an early-stage development project at Los Reyes.	150%
STIP Contribution			99%	20%	20%
Project Delivery (Weighting 20%)
Media Luna Completion	Media Luna construction completion, commissioning & handover	Achieved. Media Luna Project overall progress 100%, with commercial production achieved May 1.	150%
Media Luna Ramp Up	Media Luna accelerated mine ramp up 6,500 tpd targeted by end of 2025	Achieved. Average Q4 mining rate of 7,052 tpd at Media Luna ahead of the 6,500 tpd target. On track to achieve design throughput of 7,500 tpd by mid-2026 if not sooner.	175%
Media Luna North Feasibility Study	Completed feasibility study + project development progressed to plan starting mid-2025	Achieved. Feasibility study 100% complete by year-end. Project development progressed including procurement for long-lead equipment, ramp to Media Luna North completed and main ramp development to north adit on track.	150%
STIP Contribution			158%	20%	32%
Exploration (Weighting 10%)
Minex – Replace Reserves	Keep pace with reserve replacement – execute plan of $16.5M and 62,500 metres	Achieved. Above plan (109% of plan) with a total of 68.294 metres drilled within budget	100%
Near Mine Drilling	Execute planned spend of US $22 M and drilling of 52,000 metres at Media Luna Cluster	Substantially achieved with 91% of planned drilling complete mainly due to permitting requirements for Media Luna East.	100%
Regional Exploration	Execute planned spend of $6.7M and drilling of 10,000 metres to test for new generation of projects at Morelos	Substantially achieved with drilling significantly advanced at El Naranjo and Atzcala.	100%
Communications	Target 1 drilling program update press release every 2 months	Substantially achieved. Five press releases published in 2025 associated with drill program.	100%
STIP Contribution			100%	10%	10%

Total Company Performance Rating					119%

Torex Gold Resources Inc. | TSX: TXG

Individual Performance of the NEOs

NEO STIP payouts are determined by the Compensation and Human Resources Committee and recommended to the Board for approval, with input from the CEO. The Compensation and Human Resources Committee considered each NEO’s individual contributions and performance against 2025 objectives as well as Ms. Kuzenko’s recommendations for NEO awards other than her own. For more information on individual NEO accomplishments in 2025, see “Named Executive Officers” in Section 12.4(a).

Individual NEO performance ratings ranged from 115% to 125% in 2025, and overall STIP payouts for the NEOs ranged from 119% to 121% of target, based on an overall score of 120% for the company portion of the STIP score. Details are provided in the table below:

Executive	Target STIP (% of Salary)	Individual/Company Performance Weighting (%)	2025 Individual Performance Rating	2025 STIP Payout (% of Target)	2025 STIP Payout ($)
Jody Kuzenko	120%	15/85	125%	121%	$1,231,650
Andrew Snowden	80%	25/75	125%	121%	$485,000
Dave Stefanuto	70%	25/75	120%	120%	$386,400
Faysal Rodriguez	70%	25/75	120%	120%	$336,000
Angie Robson	60%	25/75	115%	119%	$260,063

(j)	Long-Term Incentive Plan

The purpose of the Company’s long-term incentive program is to provide a meaningful incentive to achieve the Company’s annual operational objectives through decisions that are consistent with creating long-term value to support the Company’s share price.

In support of this objective, the Company delivers long-term incentive awards to the NEOs and other senior executives via two vehicles:

[8]

All-in sustaining costs (“AISC”), sustaining capital and non-sustaining capital are non-GAAP measures. See “Non-GAAP Financial Performance Measures” on page 94 in this Circular for more detailed information on these measures.

Torex Gold Resources Inc. | TSX: TXG

•

Performance Share Units (PSUs), which represent 60% of the LTIP award value, are linked to the Company’s relative total shareholder return over a three-year performance period. PSUs must be earned in order to vest, and have no “floor” level of payout (i.e., they can pay out at 0% of the number of share units granted).

•

The 60% weighting to PSUs is aligned with the market and supports a strong emphasis on the long-term performance-based compensation. The use of rTSR performance metric directly aligns executive outcomes with shareholder interests.

•

The number of PSUs that vest is determined based on how the company performs compared to its peers in the performance peer group. With this design, a change in the price of gold alone cannot create high payout values; the Company also needs to outperform its performance peer group in relative performance terms.

Restricted Share Units (RSUs), which represent 40% of the LTIP award value, provide a suitable balance against the higher-risk/reward properties of the PSU vehicle, and support ongoing retention of key executives while preserving alignment with shareholders. RSUs vest based on the passage of time. RSU awards granted prior to January 1, 2024 vest at the end of a three-year period, and RSU awards granted after January 1, 2024 vest ratably over a three-year period.

Executive PSU and RSU awards are made under Torex’s ESU Plan and are intended to be settled with shares from treasury or in cash shortly after vesting. Certain terminations of employment may alter the vesting treatment applicable to outstanding PSU and RSU awards (see “ESU Plan” on page 86 for more details on this plan). The Compensation and Human Resources Committee recommends equity-based awards to the NEOs on an annual basis to support ongoing alignment between NEO compensation and the shareholder experience.

For more information on the ESU Plan, see Section 15.1 - Employee Share Unit Plan.

Torex Gold Resources Inc. | TSX: TXG

2025 PSU Awards

PSUs granted in 2025 will cliff-vest at the end of a three-year performance period, based on performance relative to the performance peer group, as follows:

3-Year Relative TSR Percentile Rank	# of PSUs Earned (% of Target Award)
75th Percentile or Greater (“Maximum”)	200%
50th Percentile (“Target”)	100%
25th Percentile (“Threshold”)	50%
Below 25th Percentile	0

Payouts will be interpolated for any performance ranking that falls between the stated goals above.

Performance is measured against a custom performance peer group of mining companies (which overlaps with but is not the same as Torex’s peer group for compensation benchmarking). These publicly-traded precious metal mining companies have exposure primarily to gold price, reflect our competition for investment dollars and have broadly similar business characteristics to Torex. The performance peers for the 2025 PSUs are as follows:

Alamos Gold Inc.	Eldorado Gold Corporation	OceanaGold Corporation
Aris Mining Corporation(1)	Equinox Gold Corp.	Orla Mining Ltd.
B2Gold Corp.	G Mining Ventures Corp.(2)	SSR Mining Inc.
Calibre Mining Corp.	IAMGOLD Corporation.	Wesdome Gold Mines Ltd.
Centerra Gold Inc.	K92 Mining Inc.(2)
Coeur Mining Inc.	Lundin Gold Inc.
DPM Metals Inc.	New Gold Inc.

(1)	Aris Mining was formerly GCM Mining.
(2)	K92 Mining and G Mining Ventures have been added to the performance peer group to replace Argonaut Gold and Victoria Gold, which were each removed following their stock exchange delisting.

In January 2025, the Compensation and Human Resources Committee recommended, and the Board approved, regular cycle LTIP grants to the NEOs, in the following amounts:

Executive	PSUs (60% Weight)	RSUs (40% Weight)
Jody Kuzenko	42,872	28,581
Andrew Snowden	18,914	12,609
Dave Stefanuto	14,501	9,667
Faysal Rodriguez	12,609	8,406
Angie Robson	7,671	5,114

The PSUs will be earned based on rTSR performance for the three-year period ending December 31, 2027, and will cliff-vest, to the extent earned, shortly after the end of the performance period. rTSR will be measured based on the 20-day volume-weighted average share price immediately preceding the first and last days of the performance period (i.e., January 1, 2025 and December 31, 2027), and will incorporate reinvestment of any dividends. The 2025 RSUs will vest ratably over a three-year period, unless there is an eligible event of termination (for more information see “ESU Plan” on page 86).

Torex Gold Resources Inc. | TSX: TXG

The dollar values of these grants are summarized in the Summary Compensation Table that follows.

2023-2025 PSU Award Payouts

The performance period for PSU awards granted in 2023 concluded on December 31, 2025. Torex’s rTSR performance for that period ranked at the 56th percentile of the peers included in the 2023 PSU performance peer group. This resulted in a payout factor of 113.9% of target (that is, for every 100 PSUs granted, 113.9 were earned and vested). A summary of the 2023 – 2025 PSUs granted versus earned is as follows:

Executive	PSUs Granted (1)	PSUs Vested (1)
Jody Kuzenko	82,960	94,491
Andrew Snowden	36,578	41,662
Dave Stefanuto	27,025	30,781
Faysal Rodriguez	24,605	28,025
Angie Robson	14,675	16,715

(1)	PSU amounts granted and vested exclude any dividend equivalent units.

(k)	Benefit Programs

The Company provides group benefit programs to its executives (medical, pharmacy, vision, life and AD&D insurance, employee assistance, short-term and long-term disability), on the same basis as other employees. In addition, NEOs are entitled to annual health assessments.

The Compensation and Human Resources Committee periodically reviews the benefit programs, to ensure programs offered are competitive and aligned with market practices. In 2023, the Compensation and Human Resources Committee engaged Meridian to conduct a market review of peer retirement benefits provided to employees. Following this review, in 2024, Torex introduced a Group RRSP and a supplemental non-registered savings plan (“NRSP”) for its employees (including executives). Torex will contribute 8% of NEO’s base salary to the Group RRSP until the maximum annual contribution limit under the Income Tax Act (Canada) is reached. Once this limit is met, any additional contributions may be directed either to continue within the Group RRSP or into the NRSP, based on individual savings preferences and RRSP room availability.

Torex does not have a pension plan or post-employment compensation and benefits in place for any of its employees.

Torex Gold Resources Inc. | TSX: TXG

12.5	Summary and Other Compensation Tables

The following table provides information regarding compensation earned by the NEOs for the years ended December 31, 2023, 2024 and 2025:

						Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(1) ($)		Option- based awards ($)	Annual incentive plans(2) ($)	Long- term incentive plans	Pension value ($)	All other compensation(7) ($)	Total compensation ($)
Jody Kuzenko(3)	2025	850,000	2,039,983	(4)	Nil	1,231,650	Nil	N/A	199,024	4,320,657
President and Chief	2024	850,000	2,032,797	(5)	Nil	918,000	Nil	N/A	218,487	4,019,284
Executive Officer	2023	802,700	2,354,687	(6)	Nil	825,000	Nil	N/A	148,675	4,131,062
Andrew Snowden	2025	500,000	899,982	(4)	Nil	485,000	Nil	N/A	43,280	1,928,262
Chief Financial	2024	500,000	896,831	(5)	Nil	368,000	Nil	N/A	43,065	1,807,896
Officer	2023	485,000	1,038,200	(6)	Nil	392,850	Nil	N/A	2,865	1,918,915
Dave Stefanuto	2025	460,000	689,996	(4)	Nil	386,400	Nil	N/A	36,800	1,573,196
EVP, Technical	2024	460,000	687,558	(5)	Nil	289,800	Nil	N/A	36,800	1,474,158
Services and Capital Projects	2023	430,000	767,048	(6)	Nil	297,238	Nil	N/A	Nil	1,494,286
Faysal Rodriguez(8)	2025	400,000	599,978	(4)	Nil	336,000	Nil	N/A	N/A	1,335,978
SVP,	2024	400,000	597,882	(5)	Nil	252,000	Nil	N/A	N/A	1,249,882
Mexico	2023	391,500	698,366	(6)	Nil	270,624	Nil	N/A	N/A	1,360,490
Angie Robson	2025	365,000	365,012	(4)	Nil	260,063	Nil	N/A	161,949	1,152,024
SVP, Human Resources,	2024	365,000	363,710	(5)	Nil	208,050	Nil	N/A	149,649	1,086,409
ESG and Communications	2023	350,250	416,520	(6)	Nil	202,269	Nil	N/A	121,162	1,090,201

Notes:

(1)	Figures in this column represent the value of RSUs and PSUs granted under the ESU Plan.
(2)	Annual cash bonuses for 2025, 2024, and 2023 were paid in February 2026, February 2025, and February 2024, respectively.
(3)	No compensation was paid to Ms. Kuzenko in her capacity as a Director.
(4)

LTIP compensation awards for 2025 consist of RSUs and PSUs granted under the ESU Plan for a three-year performance period from January 1, 2025 to December 31, 2027. The effective date of the grant was January 20, 2025. Please see “Compensation Discussion and Analysis – Long-Term Incentive Plan” for additional information. Each PSU and RSU awarded was valued at $28.55 for compensation purposes, based on the five-day volume weighted average trading price of the Common Shares on the TSX immediately preceding the date of grant. For financial reporting purposes, the grant date fair value of each RSU is unchanged, and the grant date fair value of each PSU is $38.50, based on a Monte Carlo valuation model using assumptions for share price volatility and the risk-free interest rate (including assumptions of average correlation of 55.3%, average volatility of 47.1%, and risk-free rate of 2.89%; dividends were incorporated in the valuation through adjustments to the simulated share prices rather than through an explicit and constant dividend yield assumption).

(5)

LTIP compensation awards for 2024 consist of RSUs and PSUs granted under the ESU Plan for a three-year performance period from January 1, 2024 to December 31, 2026. The effective date of the grant was January 19, 2024. Please see “Compensation Discussion and Analysis – Long-Term Incentive Plan” for additional information. Each PSU and RSU awarded was valued at $14.10 based on the closing price of the Common Share on the TSX on the business day immediately preceding the grant date. For financial reporting purposes, the grant date fair value of each RSU was unchanged and the grant date fair value of each PSU is $21.61, based on a Monte Carlo valuation model using assumptions for share price volatility and the risk-free interest rate.

(6)

LTIP compensation awards for 2023 of RSUs and PSUs under the ESU Plan for a three-year performance period from January 1, 2023 to December 31, 2025. The effective date of the grant was January 19, 2023. Please see “Compensation Discussion and Analysis – Long-Term Incentive Plan” for additional information. Each PSU and RSU awarded was valued at $17.03 based on the closing price of the Common Shares on the TSX on the business day immediately preceding the grant date. For financial reporting purposes, the grant date fair value of each RSU was unchanged, and the grant date fair value of each PSU is $23.12, based on a Monte Carlo valuation model using assumptions for share price volatility and the risk-free interest rate.

Torex Gold Resources Inc. | TSX: TXG

(7)

“All Other Compensation” includes company contributions to RRSP/NRSP in 2024 and 2025, and annual health assessments (if completed) in 2023-2025. For Ms. Kuzenko and Ms. Robson (2023-2025), this amount also includes Company paid costs of travel and accommodation to work at the Company’s head office in Toronto, and gross-ups and reimbursement of taxes paid in respect of such taxable benefits.

(8)	Mr. Rodriguez is based in Mexico but his annual remuneration is approved in Canadian dollars, and paid in Mexican pesos. He is not entitled to company contributions to RRSP/NRSP.

Equity Plan Awards

(a)	Outstanding Share-Based Awards and Option-Based Awards

The following table provides information regarding all incentive plan awards for each NEO outstanding as of December 31, 2025:

		Option-based Awards			Share-based Awards
Name	Number of securities underlying unexercised options(1) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#) (2)	Market or Payout value of share-based awards that have not vested(3) ($)	Market or Payout value of vested share-based awards not paid out or distributed(3) ($)
Jody Kuzenko	Nil	N/A	N/A	N/A	335,462	21,986,183	Nil
Andrew Snowden	Nil	N/A	N/A	N/A	147,961	9,697,379	Nil
Dave Stefanuto	Nil	N/A	N/A	N/A	111,735	7,323,144	Nil
Faysal Rodriguez	Nil	N/A	N/A	N/A	99,007	6,488,942	Nil
Angie Robson	Nil	N/A	N/A	N/A	59,740	3,915,386	Nil

Notes:

(1)

2016 was the final year that employees received stock options under the Stock Option Plan, which was terminated in early 2025 when the last outstanding stock options were exercised. No NEO held a stock option in 2025.

(2)	The number of share units includes dividend equivalent units issued in 2025.
(3)

Assumes an adjustment factor of 1.0 for all outstanding unvested PSUs. The value of all unvested share-based awards has been calculated using the closing price of the Common Shares on the TSX of $65.54 per share as at December 31, 2025.

(b)	Value Vested or Earned During the Year

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for each NEO for the year ended December 31, 2025:

Name	Option-based Awards – Value vested during the year ($)	Share-based Awards – Value vested during the year(1) ($)	Non-Equity Incentive Plan Compensation – Value earned during the year ($)
Jody Kuzenko	Nil	5,892,524	1,231,650
Andrew Snowden	Nil	2,381,450	485,000
Dave Stefanuto	Nil	1,452,538	386,400
Faysal Rodriguez	Nil	1,188,305	336,000
Angie Robson	Nil	747,498	260,063

Note:

(1)	Based on the number of RSUs and PSUs vested during the year, multiplied by the closing price of the Common Shares on the TSX of $27.97 on the day prior to vesting.

Torex Gold Resources Inc. | TSX: TXG

12.6	Termination and Change of Control Benefits

The table below summarizes the termination and change of control benefits provided under the NEOs’ employment agreements and ESU Plan as at December 31, 2025:

Termination Event	Termination Pay		Equity Compensation[1]
	Salary	Bonus		Benefits[2]
Voluntary and Other Termination
Resignation including Retirement	None	None

Granted prior to January 1, 2024:

PSUs: The NEO will continue to be entitled to a pro rata portion of the PSUs which will not be redeemed until the end of the applicable term and subject to the applicable adjustment factor.

RSUs: A pro rata portion of the share units will vest immediately and may be redeemed in the 90-day period following the NEO’s termination date after which any outstanding vested RSUs will be automatically redeemed. On and after January 1, 2024:PSUs and RSUs: The NEO will forfeit all unvested PSUs and RSUs.

None

Death	None	None	Pro rata portion of the share units will vest immediately, PSUs subject to an adjustment factor prescribed by the ESU Plan, and will be redeemed as soon as practical.	NA

Permanent Disability	Per ESA[3]	None

PSUs: The NEO will continue to be entitled to a pro rata portion of the PSUs which will not be redeemed until the end of the applicable term and subject to the applicable adjustment factor.

RSUs: A pro rata portion of the share units will vest immediately and may be redeemed in the 90-day period following the NEO’s termination date after which any outstanding vested RSUs will be automatically redeemed.

Continued during ESA notice period LTD4

Torex Gold Resources Inc. | TSX: TXG

Termination Event	Termination Pay		Equity Compensation[1]
	Salary	Bonus		Benefits[2]
Involuntary Termination
Not for Cause or by NEO for Good Reason[5,6]	CEO: 24 months CFO: 18 months Other NEOs: 12 months	CEO: 2 x avg. bonus CFO: 1.5 x avg. bonus Other NEOs: 1 x avg. bonus

PSUs: The NEO will continue to be entitled to a pro rata portion of the PSUs which will not be redeemed until the end of the applicable term and subject to the applicable adjustment factor.

RSUs: A pro rata portion of the share units will vest immediately and may be redeemed in the 90-day period following the NEO’s termination date after which any outstanding vested RSUs will be automatically redeemed.

Outplacement services and continued benefits during ESA notice plus continued health/dental benefits for remainder of period

For Cause	None	None	Outstanding share units are forfeited	None

Change of Control[7] plus Termination without Cause/ Good Reason (double trigger)[8,9]	CEO: 24 months CFO: 24 months Other NEOs: 18 months	CEO: 2 x avg. bonus CFO: 2 x avg. bonus Other NEOs: 1.5 x avg. bonus	All share units will vest immediately with PSUs being subject to an adjustment factor prescribed by the ESU Plan.	Same as Not for Cause or by NEO for Good Reason

Notes:

1.

Eligible employees, including the NEOs, may be granted share units under the Company’s ESU Plan. Share units include PSUs which are linked to the Company’s relative total shareholder return over a three-year performance period (the “adjustment factor”) and must be earned in order to vest and RSUs which vest based on the passage of time. For more information on the ESU Plan, including termination and change of control provisions, and the determination of the adjustment factor see “Compensation Related Governance – Long-term Incentive Plan” on page 74 and “Compensation Securities Plans – Employee Share Unit Plan” on page 86.

2.	Benefits include benefits described in Section 12.4 (k).
3.	Minimum requirements under the Employment Standards Act, 2002 (Ontario) or, in the case of Mr. Rodriguez, under the Mexican Federal Labour Law.
4.	In accordance with the Company’s group long-term disability plan.
5.

The NEO will continue to receive payments until the earlier of the period set out above expires and the date they secure another job (including employment, contract and/or other consulting work) of: (i) base salary in effect at the date of termination, (ii) benefits coverage (excluding life insurance and disability coverage), and (iii) the “average bonus” amount being the average of the cash bonuses paid to the NEO for the two most recently completed financial years, and if termination occurs prior to the completion of two years of employment, the amount paid to the NEO for the most recently completed year, and if termination occurs prior to the completion of the first year, the amount is the NEO’s current year’s targeted cash bonus.

6.

Each of the NEOs is entitled to the termination pay, equity compensation treatment and benefits described herein upon a termination without cause. In the case of Ms. Kuzenko, Mr. Snowden and Mr. Stefanuto, they are also entitled to the same termination pay, equity compensation treatment and benefits if they terminate their employment for “Good Reason”. For this purpose, “Good Reason” means the occurrence of any of the following events for which the NEO’s prior consent was not obtained: (a) a change in their position that materially reduces their duties, level of responsibility or level to which they report; (b) any reduction in their base salary; (c) any material reduction in benefits or any other form of remuneration other than as a result of the Company or the individual failing to meet performance targets and in certain other circumstances; or (d) a relocation of the Company’s offices increases the one-way commute from their principal residence to the Company’s offices by more than 35 miles, provided that if prior written consent was not obtained, upon receiving notice from the NEO of the occurrence of such event the Company has 30 days to remedy the event.

7.

All NEO employment agreements include a termination event that is triggered by (i) a Change of Control and (ii) within 24 months thereof, a termination without cause or a resignation for Good Reason. For these “Change of Control” means (a) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company and another corporation or by any person and its joint actors and affiliates (collectively, a “Group”), as such terms are used or defined in the Securities Act (Ontario), and whether directly or indirectly, resulting in the acquisition of the Common Shares which, when added to all other Common Shares at the time held by such corporation or person and its joint actors and affiliates, totals for the first time 40% of the outstanding Common Shares; (b) any person or Group acting jointly or in concert succeeding in having a sufficient number of its nominees elected to the Board such that such nominees, when added to any existing director remaining on the Board after such election who can be considered to be a nominee of such person or Group, will constitute the majority of the Board; or (c) the Board adopts a resolution to the effect that

Torex Gold Resources Inc. | TSX: TXG

a Change of Control has occurred or is imminent. For NEOs with employment agreements governed by the laws of the Province of Ontario, “Good Reason” means any circumstances constituting constructive termination at common law. For NEOs with employment agreements governed by the laws of Mexico, “Good Reason” means the occurrence of any of the following events for which the NEO’s prior consent was not obtained: (a) a change in their position that materially reduces their duties, level of responsibility or level to which they report; (b) any reduction in their base salary; (c) any material reduction in benefits or any other form of remuneration other than as a result of the Company or the individual failing to meet performance targets and in certain other circumstances, provided that if prior written consent was not obtained, upon receiving notice from the NEO of the occurrence of such event the Company has 30 days to remedy the event.
9.

The ESU Plan provides for a change of control payment where there has been a Change of Control and, within 24 months of such Change of Control, the participant is terminated without cause or the participant resigns in circumstances that constitute constructive termination under the common law.

Termination without Cause

The following are the estimated incremental payments, payables and benefits, to an NEO assuming termination of employment without cause by the Company, or by the NEO for Good Reason, as applicable, on December 31, 2025:

Name	Aggregate base salary ($)	Aggregate bonus ($)	Equity(1)(3) ($)	Total ($)
Jody Kuzenko	1,700,000	1,743,000	5,522,007	8,965,007
Andrew Snowden	750,000	570,638	2,435,073	3,755,711
Dave Stefanuto	460,000	293,519	1,822,209	2,575,728
Faysal Rodriguez	400,000	261,312	1,632,929	2,294,241
Angie Robson	365,000	205,160	980,544	1,550,704

Termination following a Change of Control

The following are the estimated incremental payments, payables and benefits, assuming a triggering event took place on December 31, 2025 which was within the specified period of a Change of Control (Double Trigger):

Name	Aggregate base salary ($)	Aggregate bonus ($)	Equity(2)(3) ($)	Total ($)
Jody Kuzenko	1,700,000	1,743,000	21,986,183	25,429,183
Andrew Snowden	1,000,000	760,850	9,697,379	11,458,229
Dave Stefanuto	690,000	440,279	7,323,144	8,453,423
Faysal Rodriguez	600,000	391,968	6,488,942	7,480,910
Angie Robson	547,500	307,739	3,915,386	4,770,625

Notes:

(1)

This reflects the incremental payments associated with the accelerated vesting of a pro rata portion of the RSUs immediately upon termination, which may be redeemed within the 90-day period following the termination date.

(2)

This includes the incremental payments associated with the accelerated vesting of all outstanding RSUs and PSUs immediately upon a triggering event within the specified period after a Change of Control.

(3)

Incremental payments for RSUs and PSUs are calculated based on (a) the closing price of the Common Shares on the TSX on December 31, 2025, being $65.54, and (b) PSU vesting assumes an adjustment factor of 1.0.

12.7	Director Compensation

(a)	Approach to Director Compensation

The purpose of the Company’s compensation program for non-employee Directors is to recruit and retain qualified individuals to oversee the Company’s business on behalf of shareholders and make meaningful contributions to its success.

Torex Gold Resources Inc. | TSX: TXG

Board of Director compensation is generally reviewed every other year. In 2023, the Compensation and Human Resources Committee engaged Meridian to conduct a review of Director compensation compared to Torex’s 2023 compensation benchmarking peer group. In 2025, the Board determined without an external review that its Director compensation program continued to be competitive with the market and, as such, a formal external review of Director Compensation was deferred to 2026 with no changes being made in 2025.

For comparison purposes, the 2023 compensation benchmarking peer group was comprised of the same peers as the 2025 compensation peer group, except for the inclusion of Argonaut Gold Inc. in 2023. Argonaut was subsequently acquired by Alamos Gold Inc. in 2024, and has been removed from the current compensation benchmarking peer group. See Section 12.4(d) for additional details on the Company’s Compensation benchmarking peer group.

Details of Torex’s 2025 Director compensation program are discussed below.

(b)	Elements of the Director Pay Program

Compensation for non-executive Directors is paid in Canadian dollars and has the following components:

•	An annual cash retainer for Board service (the Non-Executive Board Chair receives a larger annual retainer)

•	An additional retainer for chairing a Board committee

•	An additional retainer for being a member of a Board committee

•	An annual equity retainer, delivered as Restricted Share Units

•	A meeting fee for each Board and committee meeting attended, that is in excess of the regular meetings number of meetings as described below

•	Other compensation as noted in the table below

The table below summarizes the dollar value for 2025 of these pay elements:

Compensation Element	Value
Annual Cash Retainer (not applicable for Board Chair)	$85,000
Non-Executive Board Chair Annual Cash Retainer	$175,000
Committee Chair Retainers:
• Audit Committee	$25,000
• Compensation and Human Resources Committee	$20,000
• Corporate Governance and Nominating Committee (“CG&N”)	$15,000
• Safety and Corporate Social Responsibility Committee (“Safety & CSR”)	$15,000
• Technical Committee	$15,000
Committee Member Retainers:
• Audit Committee	$10,000
• Compensation and Human Resources Committee	$7,500
• CG&N Committee	$5,000
• Safety & CSR Committee	$5,000
• Technical Committee	$5,000
Meeting Fees	$1,000/meeting for excess meetings	(1)
Equity-Linked Compensation (RSUs)	$150,000
Other Compensation(2)	$3,065 (approx.	)

Torex Gold Resources Inc. | TSX: TXG

Note:

(1)

“Excess meetings” means any meetings in excess of: 10 board meetings, 8 Audit Committee meetings, 8 Compensation and Human Resources Committee meetings, 5 CG&N Committee meetings, and 5 Safety, CSR and Technical Committee meetings. There was one excess meeting in 2025.

(2)	“Other Compensation” refers to a health assessment that each director is entitled to receive.

Torex awards equity-linked compensation solely in the form of Restricted Share Units to its directors effective 2022. Restricted Share Unit awards made to non-executive Directors vest on the day they are granted. In addition, commencing in 2025, Directors can elect to convert their cash compensation into Deferred Share Units under the terms of the Company’s Deferred Share Unit Plan. For additional information see “Section 15.3 - Deferred Share Unit Plan (Cash-Settled)”.

Torex also reimburses Directors for their travel and other expenses incurred for their attendance at Board and committee meetings.

Directors who are also employees of the Company (i.e., the CEO) are not compensated for their service as Directors.

(c)	Director Summary Compensation Table

The following table provides information regarding compensation earned by each non-executive Director for the year ended December 31, 2025:

Name (Non-Executive Directors)(1)	Fees Earned ($)	Share- based awards(2) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation(3) ($)	Total ($)
Rick Howes	196,000	150,000	—	Nil	NA	—	346,000
Caroline Donally	51,250	207,250	—	Nil	NA	—	258,500
Jennifer Hooper	126,000	150,000	—	Nil	NA	3,065	279,065
Jay Kellerman	53,750	209,750	—	Nil	NA	—	263,500
Rosie Moore	51,000	197,500	—	Nil	NA	3,280	251,780
Rodrigo Sandoval	116,000	150,000	—	Nil	NA	—	266,000
Roy Slack(4)	52,500	150,000	—	Nil	NA	3,280	205,780

Notes:

(1)

No compensation was paid to Ms. Kuzenko in her capacity as a Director of the Company. For a summary of the compensation paid to Ms. Kuzenko in her capacity as an executive officer of the Company, see “Summary Compensation Table”, on page 78.

(2)

Share Units vested during the year includes $150,000 of Restricted Share Units issued to each non-executive Director, and the value of Deferred Share Units that a non-executive Director elected to receive in lieu of receiving a cash payment for fees. The fair value of the Restricted Share Units is based on the closing price of the Common Shares on the TSX on the business day immediately preceding the grant date, January 19, 2025, was $28.55 per Common Share. The fair value of the Deferred Share Units is based on the 5-day volume-weighted average price of the Common Shares on the TSX ending on the business day immediately prior to the grant dates, September 30, 2025 and December 31, 2025, at $56.93 and $67.94, respectively.

(3)

Amounts shown in “Other Compensation” are in respect of an annual health assessment that each Director is entitled to receive. In addition to the amounts shown in the table, the Company reimbursed to Ms. Moore and Ms. Donally US$148,285 and US$19,973, respectively. These reimbursements are not considered to be compensation or benefits, but were were made to indemnify them for certain out-of-pocket expenses incurred by them for tax penalties, interest, and advisory fees, plus any applicable tax gross-ups thereon, in connection with previously awarded equity compensation which did not qualify for the anticipated U.S. tax treatment under the Company’s historical Restricted Share Unit Plan, which has since been rectified.

(4)	Mr. Slack did not stand for re-election at the June 2025 annual meeting.

(d)	Outstanding Option-Based and Share-Based Awards and Value Vested During the Year

The following table shows all option-based and share-based awards outstanding as at December 31, 2025 for the non-executive Directors. The table also provides the value of share-based awards vested in the year ended December 31, 2025:

Torex Gold Resources Inc. | TSX: TXG

		Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(1) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)	Value of Share Units vested during the year ($)(3)
Rick Howes	Nil	N/A	N/A	Nil	Nil	Nil	869,217	150,000
Caroline Donally	Nil	N/A	N/A	Nil	Nil	Nil	60,077	207,250
Jennifer Hooper	Nil	N/A	N/A	Nil	Nil	Nil	2,730,502	150,000
Jay Kellerman	Nil	N/A	N/A	Nil	Nil	Nil	2,793,228	209,750
Rosie Moore	Nil	N/A	N/A	Nil	Nil	Nil	53,456	197,500
Rodrigo Sandoval	Nil	N/A	N/A	Nil	Nil	Nil	1,990,968	150,000
Roy Slack (4)	Nil	N/A	N/A	Nil	Nil	Nil	Nil	150,000

Notes:

(1)	All Share Units granted to non-executive directors have vested.
(2)	The value of all share-based awards reflected in this column has been calculated using the market value of the Common Shares on the TSX of $65.54 per share at December 31, 2025.
(3)

Share Units vested during the year includes $150,000 of Restricted Share Units issued to each non-executive Director, and the value of Deferred Share Units that a non-executive Director elected to receive in lieu of receiving a cash payment for fees. The fair value of the Restricted Share Units is based on the closing price of the Common Shares on the TSX on the business day immediately preceding the grant date, January 19, 2025, was $28.55 per Common Share. The fair value of the Deferred Share Units is based on the 5-day volume-weighted average price of the Common Shares on the TSX ending on the business day immediately prior to the grant dates, September 30, 2025 and December 31, 2025, at $56.93 and $67.94, respectively.

(4)	Mr. Slack exercised his outstanding stock options on March 21, 2025, resulting in the termination of the Stock Option Plan as there are no longer any stock option outstanding under the plan.

See also “Section 11 – Information about Director Nominees – Director Profiles” for additional information on Common Share and Restricted Share Unit holdings.

13.	SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides details of compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2025. A description of the significant terms of each of the equity compensation plans of the Company follows the table below:

Plan Category	Number of securities to be issued upon exercise of outstanding options and rights(1)	Weighted-average price of outstanding options and rights(2) ($)	Number of securities remaining available for future issuance under equity compensation plans(3) (4)
Equity compensation plans approved by securityholders	1,285,504	N/A	3,804,470
Equity compensation plans not approved by securityholders(5)	281,048 options 11,341 warrants	49.17 for options 38.22 for warrants	N/A

Total	1,577,893	N/A	3,804,470

Notes:

(1)

1,285,504 represents the number of Common Shares reserved for issuance upon redemption of (a) 737,089 outstanding PSUs and (b) 421,451 outstanding RSUs under the ESU Plan, and (c) 126,964 outstanding Restricted Share Units under the RSU Plan. Assumes an adjustment factor of 1.0 for PSUs issued under the ESU Plan.

(2)	There is no exercise price associated with the PSUs and RSUs under the ESU Plan or the Restricted Share Units under the RSU Plan.

(3)

Based on the maximum aggregate number of Common Shares that were available for issuance under the ESU Plan and the RSU Plan, collectively, as at December 31, 2025 of 3,804,470 (which maximum reserve is based on 5.32% of the number of issued and outstanding Common Shares as at December 31, 2025 of 95,676,209). See also “Section 15 – Compensation Securities Plans.”

(4)	Represents approximately 4.0% of the issued and outstanding Common Shares as at December 31, 2025, on a non-diluted basis.

Torex Gold Resources Inc. | TSX: TXG

(5)

On October 22, 2025, the Company acquired Prime Mining Corp. (“Prime Mining”). Pursuant to the acquisition, each Prime Mining shareholder received 0.060 (the “Exchange Ratio”) of a Common Share for each Prime Mining share held. As a result of the acquisition, outstanding Prime Mining stock options vested immediately, and each of the outstanding Prime Mining stock options and warrants were adjusted based on the Exchange Ratio so that an option or warrant holder is entitled to receive 0.060 of a Common Share for each Prime Mining share that was issuable upon the exercise of such Prime Mining stock options or warrants (rounded down to the nearest whole number).

14.	BURN RATE

Plan Category	2025	2024	2023
Stock Option Plan Grants	—	—	—
RSU Plan Grants(3)	37,180	74,326	70,456
ESU Plan Grants(1)(3)
• RSUs	115,172	209,167	196,809
• PSUs(1)	173,913	313,755	295,220

Total Securities Granted	326,266	597,248	562,485

Basic Weighted Average Shares Outstanding	88,033,127	85,977,291	85,881,325

Burn Rate – Stock Option Plan Grants	0.00%	0.00%	0.00%

Burn Rate – RSU Plan Grants	0.04%	0.09%	0.08%

Burn Rate – ESU Plan Grants	0.33%	0.61%	0.57%

Total Burn Rate(2)	0.37%	0.69%	0.65%

Note:

(1)	The adjustment factor for PSUs can be between 0 to 2.0. The burn rate is calculated based on an assumed adjustment factor of 1.0.

(2)

The 2025 burn rate excludes 358,643 stock options that were assumed by the Company in connection with the acquisition of Prime Mining. These stock options were originally granted by Prime Mining and were converted into options to acquire common shares of Torex in accordance with the terms of the transaction on the basis of the same exchange ratio basis that was applied to all Prime Mining shareholders. The Company did not grant, modify, or enhance these awards in connection with the acquisition.

(3)	The 2025 grants of RSUs and PSUs includes dividend equivalent units issued on December 4, 2025 in respect of all outstanding Share Unit awards.

15.	COMPENSATION SECURITIES PLANS

The annual award of long-term incentives under the ESU Plan and the RSU Plan is intended to align the interests of Directors, executives and other employees with the interests of shareholders. The limit on the number of Common Shares that may be issued under all compensation securities plans, in aggregate, has been reduced in 2025, from 5.7% of shares outstanding, to 5.32%. In addition, the Company’s burn rate (the number of stock option and share unit awards granted annually over common shares outstanding) has averaged 0.57% over the three years through 2025.

The Board decided 2021 would be the final year that stock options would be granted under the Stock Option Plan and no new grants were made under the Stock Option Plan after January 1, 2022. In March 2025, the last of the outstanding stock options were exercised resulting in the termination of the Stock Option Plan.

15.1	Employee Share Unit Plan

In 2016, shareholders approved the Employee Share Unit Plan (“ESU Plan”) pursuant to which the Board may, from time to time, determine those eligible employees and officers of the Company (an “Eligible Person”) who will receive a grant of restricted share units (“RSUs”) and/or performance share units (“PSUs”, together with RSUs, are collectively referred to as “Share Units”). The purpose of the ESU Plan is to provide a meaningful incentive to achieving the Company’s annual operational objectives, and other short term needs, through decisions that are consistent with creating long term value to support the Company’s share price.

Torex Gold Resources Inc. | TSX: TXG

The ESU Plan is administered by the Compensation and Human Resources Committee (provided the Board has delegated the administration to such committee), which has the sole and absolute discretion to: recommend to the Board the Eligible Persons to whom grants of Share Units should be made and the number of Share Units to be granted; interpret and administer the ESU Plan; recommend to the Board conditions to the vesting of Share Units; set, waive, and amend performance targets; recommend to the Board amending the list of performance peers as may be appropriate; and make any other determinations that the Compensation and Human Resources Committee deems necessary or desirable for the administration of the ESU Plan. Any decision of the Compensation and Human Resources Committee with respect to the administration and interpretation of the ESU Plan will be conclusive and binding on the ESU Participants (as defined below).

The Board may award Share Units to any Eligible Person (an “ESU Participant”) in its sole discretion. Non-executive Directors of the Company are not eligible to participate in the ESU Plan. Each Share Unit granted to an ESU Participant under the ESU Plan will be credited to the ESU Participant’s share unit account. Rights respecting Share Units are not transferable or assignable other than by will or the laws of descent and distribution. Each Share Unit will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the ESU Plan or is determined by the Board, conditional on the satisfaction of any additional vesting conditions established by the Board.

Pursuant to the terms of the ESU Plan: (a) the number of Common Shares reserved for issuance pursuant to Share Units and all other Share Compensation Arrangements, at any time, may not exceed 5.32% of the total number of Common Shares then outstanding; (b) the aggregate number of Common Shares issuable to insiders pursuant to Share Units and all other Share Compensation Arrangements, at any time, may not exceed 5.32% of the total number of Common Shares then outstanding; and (c) the aggregate number of Common Shares issued to insiders pursuant to Share Units and all other Share Compensation Arrangements, in respect of a one year period, may not exceed 5.32% of the total number of Common Shares then outstanding. “Share Compensation Arrangements” for these purposes means the ESU Plan and any other security-based compensation arrangements implemented by the Company including stock option plans, employee stock purchase plans, share distribution plans, stock appreciation right plans, restricted share plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, pre-existing or otherwise. The ESU Plan was amended in 2025 by the Directors (with shareholder approval not being required) to change the number of Common Shares: (i) reserved for issuance under the ESU Plan and all Share Compensation Arrangements; (ii) issuable to insiders; and (iii) issuable to insiders in respect of a one year period, from 5.7% to 5.32% as disclosed above. The ESU Plan was also amended in 2025 to: (i) clarify the concept of vesting; (ii) remove the 10-year term; (iii) permit U.S. participants to defer settlement of Share Units within 30 days of their first grant; and (iv) align redemption terms for U.S. participants following a Change of Control (as such term is defined under the ESU Plan) with those of Canadian participants (with shareholder approval of such amendments not being required).

The ESU Plan does not provide for a maximum number of securities which may be issued to an individual pursuant to the ESU Plan and all other Share Compensation Arrangements (expressed as a percentage or otherwise).

Based on the 93,346,413 Common Shares outstanding as at May 6, 2026, the Company may reserve up to 4,966,029 Common Shares for issuance pursuant to its ESU Plan and all other Share Compensation Arrangements.

“Market Value” for these purposes means the closing trading price of the Common Shares on the TSX, or such other stock exchange on which the Common Shares are then listed, on the trading day immediately preceding the date as at which Market Value is determined. ESU Participants may elect at any time to

Torex Gold Resources Inc. | TSX: TXG

redeem vested Share Units on any date or dates after the date the Share Units become vested and on or before the expiry date, subject to extension in the case of a blackout period (unless the ESU Participant elects to redeem the Share Units on the condition that they receive the Share Unit Amount (as defined below)). An ESU Participant who does not elect an early redemption date as specified under the ESU Plan will have vested Share Units redeemed on their expiry date. The expiry date for Share Units will be determined by the Board for each applicable grant.

The Company will redeem each Share Unit elected to be redeemed by an ESU Participant on the applicable redemption date by:

•

issuing to the ESU Participant the number of Common Shares equal to one Common Share for each whole vested Share Unit elected to be redeemed and delivering either (i) such number of Common Shares less the number of Common Shares with a Market Value equal to the amount of all income taxes and statutory amounts required to be withheld (“Applicable Withholdings”), or (ii) subject to the consent of the Company, such number of Common Shares, provided the ESU Participant has provided for payment to the Company of all or a portion of the amount equal to the Applicable Withholdings;

•

at the election of the ESU Participant and subject to the consent of the Company, paying the ESU Participant an amount in cash (the “Share Unit Amount”) equal to: (i) the number of vested Share Units elected to be redeemed multiplied by (ii) the Market Value minus (iii) Applicable Withholdings; or

•	at the election of the ESU Participant, a combination of Common Shares and cash, subject to the consent of the Company.

No financial assistance will be provided by the Company to any ESU Participant in connection with any award of Share Units.

Each RSU will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided for in the ESU Plan or is determined by the Board, conditional on the satisfaction of any additional vesting conditions established by the Board. Effective January 1, 2024, unless otherwise determined by the Board, or otherwise specified in any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant, each grant of RSUs will vest in three approximately equal instalments commencing one year following the grant date on a vesting date determined by the Board. RSUs will only vest if the participant is an Eligible Person on the relevant vesting date(s). Each PSU will vest on the date or dates designated in the applicable grant agreement or such earlier date as is provided in the ESU Plan or is determined by the Board, conditional on the satisfaction of any additional vesting conditions established by the Board. The number of PSUs that will vest on a vesting date will be the number of PSUs and Dividend PSUs (defined as Dividend Performance Share Units in the ESU Plan) scheduled to vest on such vesting date multiplied by the applicable adjustment factor. The adjustment factor will be determined based on the Company’s market performance, as described in the applicable grant agreement.

Under the ESU Plan, Share Units (and Common Shares underlying such Share Units) that are redeemed and cancelled (including redemptions for cash), or otherwise terminated without having been redeemed, will again be available for issuance under the ESU Plan (and other Share Compensation Arrangements).

If the employment of an ESU Participant is terminated due to resignation, including retirement, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant that explicitly provide for accelerated or extended vesting of Share Units and related

Torex Gold Resources Inc. | TSX: TXG

Dividend Share Units (as defined in the ESU Plan): (i) a pro rata portion of the ESU Participant’s unvested RSUs and related Dividend Share Units granted prior to December 31, 2023 will vest immediately prior to the termination date in accordance with the relevant formula set forth in the ESU Plan; (ii) the ESU Participant shall be entitled to continue to hold a pro rata portion of the ESU Participant’s unvested PSUs and related Dividend Share Units granted prior to December 31, 2023 in accordance with the relevant formula set forth in the ESU Plan; and (iii) unvested RSUs and PSUs and related Dividend Share Units granted on or after January 1, 2024 will be forfeited, subject to the Board’s determining otherwise in its sole discretion. The PSUs that the ESU Participant continues to hold in circumstances described in (ii) will be redeemed at the end of the relevant performance period using the adjustment factor determined for the performance period. The vested RSUs in circumstances described in (i) and any RSUs granted on or after January 1, 2024 which vested prior to the date of resignation, including retirement, may be redeemed by the ESU Participant during the period commencing on the date the ESU Participant’s employment is terminated and ending on the earlier of the 90th day after the ESU Participant’s termination date (as defined in the ESU Plan) and the applicable expiry date (the “Termination Exercise Window”) upon which any outstanding RSUs will automatically be redeemed.

If an ESU Participant’s employment is terminated by the Company for cause, the ESU Participant will forfeit all rights, title and interest with respect to Share Units and the related Dividend Share Units, including vested Share Units, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant, and the requirements of applicable employment standards legislation.

If an ESU Participant’s employment is terminated by the Company without cause, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant that explicitly provide for accelerated or extended vesting of Share Units and related Dividend Share Units, such ESU Participant shall be entitled to continue to hold a pro rata portion of the ESU Participant’s unvested PSUs and related Dividend PSUs, determined in accordance with the relevant formula set forth in the ESU Plan. However, such PSUs will not be redeemed until the end of the performance period based on the adjustment factor applicable to the performance period. If the ESU Participant’s employment is terminated by the Company without cause, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company (as disclosed above), a pro rata portion of the ESU Participant’s unvested RSUs and Dividend RSUs will vest immediately prior to the ESU Participant’s termination date, determined in accordance with the relevant formula set forth in the ESU Plan. The ESU Participant’s vested RSUs may be redeemed during the Termination Exercise Window at the expiry of which any outstanding RSUs will automatically be redeemed.

If an ESU Participant’s employment is terminated by the disability of the ESU Participant, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant that explicitly provide for accelerated or extended vesting of Share Units and related Dividend Share Units, such ESU Participant shall be entitled to continue to hold a pro rata portion of the ESU Participant’s unvested PSUs and related Dividend PSUs, determined in accordance with the relevant formula set forth in the ESU Plan. However, such PSUs will not be redeemed until the end of the performance period based on the adjustment factor applicable to the performance period. If an ESU Participant’s employment is terminated by the disability of the ESU Participant, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company (as disclosed above), a pro rata portion of the unvested RSUs and related Dividend RSUs will vest immediately prior to the date of such event, determined in accordance with the relevant formula set forth in the ESU Plan. The ESU Participant’s vested RSUs may be redeemed during the Termination Exercise Window at the expiry of which any outstanding RSUs will automatically be redeemed.

Torex Gold Resources Inc. | TSX: TXG

If an ESU Participant’s employment is terminated by the death of the ESU Participant, subject to the provisions of any employment agreement between the Company, or any affiliate of the Company, and the ESU Participant that explicitly provide for accelerated or extended vesting of Share Units and related Dividend Share Units, a pro rata portion of the ESU Participant’s unvested PSUs and RSUs and related Dividend PSUs and Dividend RSUs, as applicable, will vest immediately prior to the date of death in accordance with the relevant formula set forth in the ESU Plan. The ESU Participant’s vested PSUs will be redeemed as soon as practical following the date of the ESU Participant’s death using the adjustment factor determined by the Board, which will be based on performance to the end of the year prior to the ESU Participant’s date of death, provided that if the performance period for the vested PSUs commenced less than one year prior to the ESU Participant’s date of death, the PSUs will be redeemed using an adjustment factor of 1.0. The ESU Participant’s vested RSUs will be redeemed as soon as practical following the date of the ESU Participant’s death.

If the employment of an ESU Participant is terminated by the Company without cause or if the ESU Participant resigns in circumstances constituting constructive termination at common law, in each case, within 24 months following a Change of Control (as such term is defined under the ESU Plan) which includes, among other things the acquisition of 40% or more of the Common Shares, or the election of a number of nominees to the Board that constitute a majority of the Board, all of the ESU Participant’s Share Units and related Dividend Share Units as applicable will vest immediately prior to the ESU Participant’s termination date. The PSUs will vest using an adjustment factor determined by the Board, which will be based on performance to the end of the year prior to the ESU Participant’s termination date, provided that if the performance period for the vested PSUs commenced less than one year prior to the ESU Participant’s termination date, the PSUs will be redeemed using an adjustment factor of 1.0.

The Board may amend, suspend or terminate the ESU Plan, or any portion thereof, at any time, subject to those provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX), if any, that require the approval of shareholders or any governmental or regulatory body. The Board may make a number of amendments to the ESU Plan without seeking shareholder approval, including: (i) any amendment to the vesting provisions of the ESU Plan or any grant agreement (provided that any amendment to the vesting provisions that would extend the term to the benefit of an insider would not be permitted without shareholder approval); (ii) amendments to comply with applicable law or the requirements of the TSX or any other regulatory body having authority over the Company, the ESU Plan or the shareholders; (iii) any amendment to permit conditional redemption; (iv) amendments of a “housekeeping” nature; (v) amendments respecting administration of the ESU Plan; and (vi) any other amendments not requiring shareholder approval, including amendments in connection with a Change of Control to assist ESU Participants to participate in such event. However, shareholder approval (by a majority of votes cast) will be required for: (i) increases to the number or percentage of Common Shares issuable under the ESU Plan; (ii) any amendment expanding the categories of Eligible Person which would have the potential of broadening or increasing insider participation, including without limitation the participation of non-employee directors; (iii) the addition of any other provision which results in ESU Participants receiving Common Shares while no cash consideration is received by the Company; (iv) amendments which would permit awards to be transferred or assigned other than for normal estate planning purposes; (v) amendments to the amending provision within the ESU Plan; and (vi) amendments required to be approved by shareholders under applicable law. The Board may amend or modify any outstanding Share Unit in any manner to the extent that the Board would have had the authority to initially grant the award as so modified or amended.

As at May 6, 2026, there were 181,293 RSUs and 519,219 PSUs outstanding under the ESU Plan. Based on the 93,346,413 Common Shares outstanding as at May 6, 2026, this represents 0.19% and 0.56%, respectively, and an aggregate of 0.75%, of the issued and outstanding Common Shares.

Torex Gold Resources Inc. | TSX: TXG

15.2 Restricted Share Plan

The Restricted Share Plan (“RSU Plan”) provides that restricted share rights (“Restricted Share Units”) may be granted by the Board or a committee of the Board, which administers the RSU Plan, to Directors, key employees and consultants of the Company as a discretionary payment in consideration of past or future services to the Company. However, the share units under the RSU Plan are used as part of the Company’s compensation program for executives and other employees. While eligible participants include key employees and consultants of the Company, the Board only grants Restricted Share Units under the RSU Plan to non-executive Directors. See “Section 12.3(e) - Compensation-Related Governance – Elements of Torex’s Compensation Program.”

The number of Restricted Share Units awarded will be credited to the participant’s account effective on the grant date of the Restricted Share Units. A Restricted Share Unit represents a right to receive one Common Share issued from treasury on the later of: (a) the date which is the first day after a restricted period as determined by the Compensation and Human Resources Committee (the “Restricted Period”); and (b) a date determined by an eligible participant that is after the Restricted Period but is no later than the participant’s retirement date or termination date (a “Deferred Payment Date”). Vesting for Restricted Share Units occurs on the date which is the first day after a Restricted Period. The Compensation and Human Resources Committee may also make the vesting of Restricted Share Units subject to performance conditions to be achieved by the Company, the participant or a class of participants. Restricted Share Units are not assignable.

Pursuant to the RSU Plan (as amended in 2025): (a) the maximum number of Common Shares reserved for issuance pursuant to Restricted Share Units and all other Share Compensation Arrangements is 5.32% of the total number of Common Shares then outstanding; (b) the aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other Share Compensation Arrangements, at any time, may not exceed 5.32% of the total number of Common Shares then outstanding, (c) the aggregate number of Common Shares issuable to insiders pursuant to Restricted Share Units and all other Share Compensation Arrangements, within a one year period, may not exceed 5.32% of the total number of Common Shares then outstanding; and (d) the aggregate number of securities granted under all Share Compensation Arrangements to any one non-executive Director in respect of a one year period, shall not exceed a maximum value of $150,000 of securities. The RSU Plan does not otherwise provide for a maximum number of securities which may be issued to an individual pursuant to the RSU Plan and all other Share Compensation Arrangements (expressed as a percentage or otherwise).

The RSU Plan was amended in 2025 by the Directors (with shareholder approval not being required) to change the number of Common Shares reserved for issuance under the RSU Plan and all Share Compensation Arrangements, issuable to insiders and issuable to insiders in respect of a one year period, from 5.7% to 5.32% as disclosed above, and to conform the provision to the ESU Plan. The RSU Plan was also amended in 2025 by the Directors (with shareholder approval not being required) to: (i) add a special appendix with provisions that are applicable solely to U.S. participants; (ii) include in the definition of “Market Value”, the five-day weighted average trading price of the Common Shares on the TSX, at the sole discretion of the Board; and (iii) permit accelerated redemption through the issuance of Common Shares (not later than December 31, 2025) to any U.S. participant. The RSU Plan was also amended by the Directors in 2022 to add provisions that are applicable to blind trusts (with shareholder approval of such amendments not being required).

The Compensation and Human Resources Committee may from time to time in the absolute discretion of the Compensation and Human Resources Committee (without shareholder approval) amend, modify and change the provisions of the RSU Plan, including, without limitation: (i) amendments of a house keeping

Torex Gold Resources Inc. | TSX: TXG

nature: (ii) the change to the Restricted Period of any Restricted Share Unit; and (iii) any amendments required by the TSX to allow the RSU Plan to become effective. However, other than as set out above, any amendment, modification or change to the provisions of the RSU Plan which would: (i) materially increase the benefits of the holder of Restricted Share Units to the detriment of the Company and its shareholders; (ii) increase the number of Common Shares, other than by virtue of the adjustment provisions; (iii) increase the limits on non-employee Directors; (iv) amend the amendment provisions of the RSU Plan; or (v) materially modify the requirements as to eligibility for participation in the RSU Plan, which shall only be effective upon such amendment, modification or change being approved by the shareholders of the Company. Any amendment, modification or change of any provision of the RSU Plan, shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Company.

In the event of a participant’s retirement or termination during a Restricted Period, any Restricted Share Units automatically terminate, unless otherwise determined by the Compensation and Human Resources Committee. If a participant’s retirement or termination occurs after the Restricted Period and prior to any Deferred Payment Date, any Restricted Share Units shall be satisfied by the Company issuing the applicable Common Shares or, subject to the agreement of the Company, the Company paying the “RSR Amount” (as such term is defined in the RSU Plan). The Board is permitted to extend a Deferred Payment Date beyond the participant’s retirement date or termination date, with the consent of such participant. In the event of death or disability, such Restricted Share Units shall be immediately satisfied and Common Shares issued or, subject to the agreement of the Company, the Company paying the RSR Amount. In the event that any cash dividend or other cash distribution is paid by the Company on the Common Shares, a participant’s account will be credited with additional Restricted Share Units that are subject to the same terms and conditions, including the Restricted Period and the Deferred Payment Date, as the Restricted Share Units in respect of which the additional Restricted Share Units were credited.

In the event of a Change of Control (as such term is defined under the RSU Plan) which includes, among other things, the acquisition of 40% or more of the Common Shares, or election of a number of nominees to the Board that constitute a majority of the Board, all Restricted Share Units shall be immediately settled with Common Shares notwithstanding the Restricted Period and any applicable Deferred Payment Date.

As at May 6, 2026 there were 136,957 Restricted Share Units outstanding under the RSU Plan. Based on the 93,346,413 Common Shares outstanding as at May 6, 2026, this represents 0.15% of the issued and outstanding Common Shares.

15.3 Deferred Share Unit Plan (Cash Settled)

The Deferred Share Unit Plan (“DSU Plan”) was approved by the Board on May 7, 2025, and provides for the issuance of Deferred Share Units to eligible directors who elect to receive payment of all or any portion of their cash retainer in the form of Deferred Share Units. Eligible directors include any member of the Board who is not an officer or employee of the Company or any of its affiliates. Deferred Share Units granted to a participant will be credited to the participant’s account on the last day of each fiscal quarter or such other date as may be determined from time to time by the Board.

Each participant may elect a redemption date for the participant’s Deferred Share Units, provided it is no later than December 15 of the year after the participant ceases to be an eligible director. Deferred Share Units held by a participant who ceases to be an eligible director will be redeemed by the Company on the applicable redemption date for a cash amount equal to the closing price of the Common Shares on the TSX on the redemption date multiplied by the number of Deferred Share Units held by the participant on such date. No Common Shares are issuable upon redemption of Deferred Share Units.

Torex Gold Resources Inc. | TSX: TXG

As at May 6, 2026 there were 3,594 Deferred Share Units outstanding under the DSU Plan.

16.	INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Company’s Directors or executive officers, nor any associate of such Director or executive officer is as at the date hereof, or has been, during the year ended December 31, 2025, indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise. In addition, no indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding of the Company or any of its subsidiaries.

17.	INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company, nominee for election as a Director of the Company, or any associate or affiliate of an informed person or nominee, has or had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or will materially affect the Company or any of its subsidiaries.

18.	CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

This Circular contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s GHG reduction targets; the Company’s strategic objectives; the ability of the Company to leverage the strong cash flow capability of the Morelos asset in order to maximize continued long-term value generation; anticipated completion of a Preliminary Economic Assessment for the Los Reyes project by the end of Q2 2026 with a pre-feasibility study for the project planned to begin thereafter; the ability to replicate the success the Company has achieved beyond Morelos; future evolution of the Company’s return of capital program; expectations that the Company’s balance sheet will continue to strengthen; drilling and exploration budget and plans for 2026; delivery of Media Luna North into production by the end of 2026 and to sustain and enhance production through 2030 and beyond; executive transition plans and the composition of Board committees following the Meeting; the evolution of the Company into a diversified, Americas-focused, precious metals producer; the expected mine life of the Morelos Complex; and efforts to extend and enhance the production profile of the underground deposits within the Media Luna Cluster and at ELG. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including, without limitation, risks and uncertainties identified in the Company’s technical report (the “Technical Report”) released on March 31, 2022, entitled “NI 43-101 Technical Report ELG Mine Complex Life of Mine Plan and Media Luna Feasibility Study”, which has an effective date of March 16, 2022, the Company’s annual information form (“AIF”) and management’s discussion and analysis (“MD&A”) or other unknown but potentially significant impacts. Forward-looking information is based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances at the date such statements are made. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information, there may be other factors that cause results not to be as anticipated. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information or future events or otherwise, except as may be

Torex Gold Resources Inc. | TSX: TXG

required by applicable securities laws. The Technical Report, AIF and MD&A are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

19.	NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this document which include: all-in sustaining costs, sustaining and non-sustaining capital expenditures, adjusted EBITDA, free cash flow, available liquidity and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers. See Torex’s annual management’s discussion and analysis for the year ended December 31, 2025, dated February 18, 2026, which is available on the Company’s website at www.torexgold.com and under the Company’s SEDAR+ profile at www.sedarplus.ca, for additional information and a reconciliation of the non-GAAP measure to the most directly comparable GAAP measure. Such information is incorporated by reference into the Circular. Upon request, the Company will promptly provide a copy of such document free of charge to a securityholder of the Company.

All-In Sustaining Costs (“AISC”)

AISC is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as cost of sales and net cash generated from operating and investing activities, certain investors use this information to evaluate the Company’s operating performance and its ability to generate free cash flow from current operations. Management uses this metric as an important tool to monitor operating and capital costs. In addition, the Compensation and Human Resources Committee uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance.

Torex reports AISC in accordance with the guidance issued by the World Gold Council (“WGC”) in 2018. The WGC definition of AISC seeks to extend the definition of total cash costs by adding corporate general and administrative costs, reclamation and remediation costs (including accretion and amortization), sustaining exploration and study costs, capitalized stripping costs, sustaining capital expenditures and sustaining leases, and represents the total costs of producing gold from current operations. Non-sustaining capital expenditures are primarily those related to new operations and major projects at existing operations that are expected to materially benefit the current operation. The determination of classification of sustaining versus non-sustaining requires judgment by management. AISC excludes income tax payments, interest costs, costs related to business acquisitions, costs related to growth projects and other expenses not related to ongoing operations. Consequently, these measures are not representative of all of the Company’s cash expenditures. In addition, the calculation of AISC does not include depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Other companies may quantify these measures differently because of different underlying principles and policies applied. Differences may also occur due to different definitions of sustaining versus non-sustaining capital.

Torex Gold Resources Inc. | TSX: TXG

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use these measures to evaluate the operating performance of the Company. Presenting these measures from period to period helps identify and evaluate earnings trends more readily in comparison with results from prior periods. EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization, net finance (income) costs and income tax expense (recovery). Adjusted EBITDA is defined as EBITDA adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs (if applicable), the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, (gains) losses on remeasurement of share-based payments, and certain impairment losses (if applicable).

Free Cash Flow

Free cash flow is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company defines free cash flow as net cash generated from operating activities less cash outlays for capital expenditures, lease payments and interest and other borrowing costs paid (including borrowing costs capitalized to property, plant and equipment), as well as net changes in value-added tax receivables (non-cash working capital for investing activities). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s operating performance and its ability to fund operating and capital expenditures without reliance on additional borrowing.

In the first quarter of 2025, the Company revised the calculation of free cash flow to include net changes in value-added tax receivables (non-cash working capital within investing activities), which were previously excluded. The prior periods have been recast to conform with this change. The Company believes that this disclosure more consistently treats all cash flows on capital expenditures. As a result, free cash flow reflects total cash flows related to capital expenditures.

Available Liquidity

Available liquidity is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Available liquidity is defined as total cash and cash equivalents and short-term investments and the available credit on the Debt Facility (undrawn capacity less letters of credits utilized). This measure is used by management, and may be used by certain investors, to measure the Company’s liquidity position.

Unit Cost Measures

Unit cost measures are non-GAAP financial measures with no standardized meaning under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. The Company defines unit cost measures as components of production costs calculated on a per unit basis (tonnes mined or tonnes processed). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales, certain investors use this information to evaluate the Company’s operating performance and, in addition to sales, its ability to generate operating income and

Torex Gold Resources Inc. | TSX: TXG

cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs.

20.	ADDITIONAL INFORMATION

Additional information relating to the Company may be found on www.sedarplus.ca. Additional financial information is provided in the Company’s consolidated annual financial statements and management’s discussion and analysis for the year ended December 31, 2025, which can be found on SEDAR+ at www.sedarplus.ca or on the Company’s website at www.torexgold.com. Shareholders may also request these documents from the General Counsel and Corporate Secretary of the Company by phone at 647-260-1500 or by e-mail at GC@torexgold.com.

21.	DIRECTORS’ APPROVAL

The contents of the Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

BY ORDER OF THE BOARD OF DIRECTORS

“Jody Kuzenko” (signed)

Jody Kuzenko
President and Chief Executive Officer

Toronto, Ontario

May 6, 2026

Torex Gold Resources Inc. | TSX: TXG

SCHEDULE A

MANDATE OF THE BOARD OF DIRECTORS

Purpose

The Board of Directors (the “Board”) of Torex Gold Resources Inc. (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation. The Board should manage the responsibilities and obligations set out below, either directly or through committees of the Board, currently consisting of the Audit Committee, the Compensation and Human Resources Committee, the Corporate Governance and Nominating Committee, the Safety and Corporate Social Responsibility Committee and the Technical Committee. The Board will, however, retain the oversight function and ultimate responsibility for the supervision of the management of the business and affairs of the Corporation.

Composition

1.

The Board should consist of individuals who possess skills and competencies in areas that are relevant to the business and affairs of the Corporation. At least two-thirds of the directors will be “independent” directors within the meaning of applicable securities laws, instruments, rules and policies and regulatory requirements (collectively “Applicable Laws”).

2.

The directors of the Corporation will be elected at the annual meeting of the shareholders of the Corporation and shall serve until no longer than the close of the next annual meeting of shareholders, subject to re-election thereat.

Meetings

3.	The Board shall have at least four regularly scheduled meetings in each financial year of the Corporation.

4.

The Chairman of the Board (the “Chairman”), the President and Chief Executive Officer (the “CEO”) and the Lead Director of the Board (the “Lead Director”), if any, are responsible for the agenda for each meeting of the Board. Prior to each Board meeting, the Chairman and the CEO should discuss agenda items for the meeting with the Lead Director, if any. Materials for each meeting should be distributed to the Board in advance of the meeting.

5.

Directors are expected to attend at least three quarters of all meetings of the Board held in each financial year of the Corporation and to adequately review meeting materials in advance of each meeting.

6.

The independent directors (in this context, meaning directors who are not also senior officers or are not independent within the meaning of Applicable Laws) should hold an in camera session without the non-independent directors and any senior officers present at each meeting of the Board, unless such a session is not considered necessary by the independent directors present. The Chairman, if independent, and if not independent, the Lead Director if any, should chair the in camera sessions.

Board Committees

7.

The Board may appoint such committees from time to time as it considers appropriate. Each permanent committee shall have a mandate that is approved by the Board, setting out the responsibilities of, and the extent of the powers delegated to, such committee by the Board.

Torex Gold Resources Inc. | TSX: TX

Responsibilities

Oversight of Management and the Board

8.

The Board is responsible for the appointment, and replacement, of senior officers of the Corporation. The Board should ensure that appropriate succession planning, including the appointment, training and monitoring of the senior officers and members of the Board, is in place.

9.

The Board is responsible for satisfying itself as to the integrity of the CEO and the other senior officers and that the CEO and the other senior officers create a culture of integrity throughout the Corporation.

10.

The Board should annually consider what additional skills and competencies would be helpful to the Board, with the Corporate Governance and Nominating Committee being responsible for identifying specific candidates for consideration for appointment to the Board.

11.

If the Chairman is not independent within the meaning of Applicable Laws and a Lead Director is required, or is considered desirable by the Board, the Corporate Governance and Nominating Committee will recommend a candidate for the position of Lead Director from among the independent members of the Board. The Board will be responsible for appointing the Lead Director.

12.

Through the Compensation and Human Resources Committee, the Board should review the compensation of directors to ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director and should review the compensation of the Senior Executives (as defined in the Compensation and Human Resources Committee Mandate) to ensure that it is competitive within the industry and that the form of compensation aligns the interests of each senior officer with those of the Corporation. Any recommended changes in the compensation of the directors and/or the compensation of the Senior Executives shall be submitted to the Board for consideration.

13.

The Board should review and assess, or delegate such review and assessment to an appropriate committee of the Board, the policies (the “Policies”) of the Corporation previously approved by the Board, from time to time, including without limitation: (a) the Code of Conduct and Business Ethics; (b) Whistleblower Policy; (c) Disclosure Policy; (d) Insider Trading Policy; (e) Anti-Bribery and Anti-Corruption Policy; (f) Majority Voting Policy; (g) Share Ownership Policy; (h) Diversity Policy; (i) Mandatory Retirement Policy; (j) Say on Pay Advisory Vote Policy; (k) Clawback of Incentive Compensation Policy, (l) the Monetary Authority Policy; and (m) the Hedging Policy. If such review and assessment is delegated to a committee of the Board, such committee shall submit any proposed amendments to a Policy to the Board for consideration.

14.	The Board should act in an advisory capacity to the senior officers of the Corporation in all matters concerning the interests and management of the Corporation.

Financial Matters

15.	The Board is responsible for reviewing the financial and underlying operational performance of the Corporation.

16.

The Board should review and approve the annual audited financial statements, management’s discussion and analysis, press release and other financial information related to such annual audited financial statements, budgets and forecasts, annual information form and management information circular of the Corporation.

17.

The Board delegates to the Audit Committee the review and approval of the quarterly unaudited financial statements, the management’s discussion and analysis and press release and other financial disclosure related thereto. If requested by the Audit Committee, the Board should review and

Torex Gold Resources Inc. | TSX: TX

approve the quarterly unaudited financial statements and the management’s discussion and analysis, press release and other financial disclosure related thereto.

18.	The Board should annually review, together with the Audit Committee, the directors’ and officers’ third-party liability insurance, and other insurance, of the Corporation.

19.

The Board, primarily through the Audit Committee, should monitor and ensure the integrity of the internal controls and procedures (including adequate management information systems) within the Corporation and the financial reporting procedures of the Corporation.

20.	The Board is responsible for considering, and if established, reviewing from time to time, a dividend policy for the Corporation.

Business Strategy

21.

The Board has primary responsibility for the strategic direction of the Corporation, including the long-range and short-range goals, plans and policies of the Corporation. The Board will provide advice, counsel and mentorship to the CEO with respect to matters of strategic significance and will contribute to the development of the strategic direction of the Corporation by approving, at least annually, a strategic plan and budget developed and proposed by the senior officers, subject to any changes required by the Board. The strategic plan and budget should take into account the business opportunities and business risks of the Corporation. The Board will review with the senior officers from time to time the strategic planning environment, the emergence of new opportunities, trends and risks and the implications of these factors on the strategic direction of the Corporation. The Board will review and approve the financial objectives, plans and actions of the Corporation, including significant capital allocations and expenditures.

22.	The Board is responsible for ensuring that procedures are in place to appropriately manage the principal business risks of the Corporation.

23.

The Board should monitor corporate performance against the approved strategic plan and budget, including assessing operating results, to evaluate whether the business of the Corporation is being appropriately managed.

24.	The Board is responsible for reviewing and approving all material transactions affecting the Corporation not contemplated in the strategic plan and budget approved by the Board.

Communications and Reporting to Shareholders

25.

The Board is responsible for overseeing the continuous disclosure program of the Corporation, with a view to satisfying itself that adequate procedures are in place to ensure that material information is disclosed in accordance with Applicable Laws.

26.	The Board will ensure that the Corporation has a disclosure policy which includes a framework for investor relations and public disclosure.

Corporate Governance

27.	The Corporate Governance and Nominating Committee will recommend, and the Board will establish, the Board’s approach to corporate governance.

28.

The Board is responsible for assessing annually its own effectiveness in fulfilling this mandate and shall assess from time to time this mandate, as well as the mandate of each committee (considering, among other things, the recommendations of the applicable committee).

Torex Gold Resources Inc. | TSX: TX

29.

The Board is responsible for evaluating the relevant relationships of each independent director and is required to make an affirmative decision that any such relationship does not preclude a determination that the director is independent within the meaning of Applicable Laws.

30.

The Board is responsible for ensuring the establishment of appropriate standards of corporate conduct and should ensure that adequate procedures are in place to monitor compliance with the Code of Business Conduct and Ethics of the Corporation. Only the Board may grant waivers of the Code of Business Conduct and Ethics which would be to the benefit of any director or senior officer.

General

31.	The Board is responsible for performing such other functions as are prescribed by law, including all Applicable Laws.

32.

The Board may at any time retain outside financial, legal or other advisors at the expense of the Corporation. Any director may, subject to the approval of the Corporate Governance and Nominating Committee, retain an outside financial, legal or other advisor at the expense of the Corporation.

33.	Except in exceptional circumstances, draft minutes of each meeting of the Board shall be circulated to the Board for review within 14 days of the date of such meeting.

Feedback

34.	The Board welcomes input and comments from shareholders of the Corporation relating to this mandate. Such input and comments may be sent to the Board at the head office address of the Corporation.

Torex Gold Resources Inc. | TSX: TX

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